UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF June 2013

COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

QUARTERLY BUSINESS REPORT

(From January 1, 2013 to March 31, 2013)

THIS IS A SUMMARY OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY,” “WE,” “US,” OR “OUR” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

1.	Company Overview

Starting in the first quarter of 2011, the Company prepares and reports its financial statements under K-IFRS. The transition date of the Company and its consolidated subsidiaries to K-IFRS is January 1, 2010 and the adoption date is January 1, 2011. The Company’s quarterly business report for the quarter ended March 31, 2013 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2012 (millions of Won)	Material Subsidiary*
SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication services	241,977	Material
SK Communications Co., Ltd.	Sep. 19, 1996	Internet portal and other Internet information services	265,819	Material
Loen Entertainment, Inc.	Jul. 7, 1982	Music and audio publication	173,079	Material
Stonebridge Cinema Fund	Sep. 30, 2005	Investment partnership	10,965
Commerce Planet Co., Ltd.	Jul. 1, 1997	Information technology and computer services	34,007
SK Broadband Co., Ltd.	Sep. 26, 1997	Multimedia and IP TV services	3,035,657	Material
K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	43,779
Hwaitec Focus Investment Partnership 2	Dec. 12, 2008	Investment partnership	22,547
Open Innovation Fund	Dec. 22, 2008	Investment partnership	43,394
PS&Marketing Co., Ltd.	Apr. 3, 2009	Resale of telecommunication services	317,613	Material
Service Ace Co., Ltd.	Jul. 1, 2010	Call center operation and telemarketing services	48,956
Service Top Co., Ltd.	Jul 1, 2010	Call center operation and telemarketing services	43,332
Network O&S Co., Ltd.	Jul. 1, 2010	Wireless telecommunication services	165,818	Material
BNCP Co., Ltd.	Dec. 7, 2009	Software development	24,000
SK Planet Co., Ltd.	Oct. 5,2011	Platform service	1,647,965	Material
Madsmart, Inc.	Mar. 21, 2011	Software development and digital contents sourcing services	1,591
M&Service Co., Ltd.	Feb. 10, 2000	Information technology and marketing services	48,493
SK Planet Japan, K.K.	Mar. 14, 2012	Software development and digital contents sourcing services	47
SK Planet Global PTE, LTD.	Aug. 14, 2012	Software development and digital contents sourcing services	636
SK Planet America LLC	Dec. 27, 2012	Software development and digital contents sourcing services	6,669
SK Global Healthcare Business Group	Sep. 14, 2012	Investment	25,784
Technology Innovation Partners, L.P.	Jun. 24, 2011	Investment	34,120
SK Telecom China Fund I L.P.	Sep. 14, 2011	Investment	3,454
SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment	35,233
Shenzhen E-eye High Tech Co., Ltd.	Apr. 1, 2000	Telematics services	18,915
SKT Vietnam PTE., Ltd.	Apr. 5, 2000	Wireless telecommunication services	38,331
SKT Americas, Inc.	Dec. 29, 1995	Management consulting and investment	36,378
YTK Investment Ltd.	Jul. 1, 2010	Investment	64,036	Material
Atlas Investment	Jun. 24, 2011	Investment	51,065	Material

*	Material Subsidiary means a subsidiary with total assets of Won 50 billion or more as of the end of the latest fiscal year.

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A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 11 Euljiro 2-ga, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

D.	Major Businesses

(1)	Wireless Business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. Since the introduction of services employing LTE technology in July 2011, the telecommunications market for such services has grown as demand for fast data transfer speeds and differentiated services has increased. Having reached one million subscribers by January 2012 and over 10 million subscribers by April 2013, the Company has solidified its leadership position in LTE services as it has done with its 3G services. The Company is also improving the profitability of its wireless business through efficient capital expenditures and marketing and enhancement of marketing network and products. In the business-to-business area, the Company is strengthening its solutions business through the implementation of five main solution products: Smart Store, Smart Work, Smart Cloud, Green & Safety and M–Ad & Payment.

In addition, in order to strengthen our sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products to its customers through PS&Marketing Co., Ltd. (“PS&Marketing”), one of its subsidiaries. Furthermore, Network O&S Co., Ltd., the Company’s subsidiary responsible for the operation of the Company’s 2G to 4G networks (including its CDMA, WCDMA and LTE networks), provides customers with quality network services and provides the Company with technological know-how in network operations.

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(2)	Fixed-line Business

SK Broadband Co., Ltd. (“SK Broadband”) is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. With the adoption of K-IFRS in 2011, our broadband and fixed-line services segment also includes multimedia services and IP TV services.

(3)	Other Businesses

The Company is pursuing customer satisfaction by providing the best service and generating new values in diverse business such as digital contents, location-based services, media, mobile commerce, loyalty marketing and advertising.

In the digital contents business area, the Company provides high-quality digital contents in its leading mobile contents marketplace, T Store, which had more than 19.8 million subscribers as of March 31, 2013 and which the Company plans to expand globally. With respect to the Company’s commerce business, 11th Street, which continues to gain market share, is a platform service that connects various sellers and purchasers on-line. In the loyalty marketing business area, the Company provides an increasing number of products involving OK Cashbag points in order to attract new customers and retain existing customers. Since its inception in 1999, OK Cashbag, owned by SK Planet Co., Ltd. (“SK Planet”) continues to be Korea’s largest loyalty mileage program with 36 million members. In the location-based services business area, users of the Company’s T-Map Navigation service surpassed 16.9 million as of March 31, 2013. T-Map Navigation provides real time traffic information and various local information. Utilizing location-based service technology in other services, including leisure, logistics and travel services, the Company provides increased convenience and added value to customers. In the media business area, the Company provides “Hoppin” service that enables subscribers to access various multimedia contents through personal computers, mobile devices and other digital devices. In the advertising business area, the Company is engaged in advertisement production, promotion services and research and consulting services to substantively help businesses increase their value in a rapidly evolving business environment.

SK Communications Co., Ltd. (“SK Communications”) provides integrated portal services through NATE, social networking services through Cyworld and instant messaging services through NATE-ON. Key sources of revenue for SK Communications are display advertising, search engine-based advertising, and contents and other services. Display advertising consists of image, video and Flash-based multimedia advertising carried on NATE, Cyworld and NATE-ON and aims to give greater exposure to the advertiser’s brand name to the public. The increased effectiveness of on-line media as an advertising outlet has resulted in a greatly expanded advertiser base, and the increasing variety in the format of advertising has contributed to the growth of display advertising. Search engine-based advertising refers to the type of advertising that embeds advertisements within search results produced by searches of certain keywords on the NATE portal site. Search engine-based advertising has a certain appeal to small and medium-sized advertisers. Contents and other services include sales of on-line items to be used on Cyworld, contents sales and providing certain types of services. Revenues from contents and other services are generated through sales of on-line digital items through fixed-line Cyworld services and revenues generated by usage of mobile Cyworld services, which are shared with mobile phone service operators, as well as revenues from NATE-ON instant messaging, custom decorations for mobile phones, cartoon strips, fortunetelling, movies and other contents services. In addition, SK Planet receives revenue from its services agreement with the Company in connection with operation of WAP wireless NATE services.

The Company is also one of the leaders in the music services industry with the continued growth of MelOn, its online music service, and its investments in music distribution and production.

In order to find future growth engines and strengthen the Company’s competitiveness, the Company has made strategic investments in YTK Investment Ltd. and Atlas Investment, both investment fund companies.

See “II. Business Overview” for more information.

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E.	Credit Ratings

(1)	Corporate Bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
May 27, 2011	Corporate bond	AAA	Korea Ratings	Regular rating
June 13, 2011	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
June 23, 2011	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
December 12, 2011	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
December 13, 2011	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Current rating
December 16, 2011	Corporate bond	AAA	Korea Ratings	Current rating
June 21, 2012	Corporate bond	AAA	Korea Ratings	Regular rating
June 22, 2012	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 29, 2012	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
August 10, 2012	Corporate bond	AAA	Korea Ratings	Current rating
August 14, 2012	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
August 14, 2012	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Current rating
April 11, 2013	Corporate bond	AAA	Korea Ratings	Current rating
April 11, 2013	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
April 11, 2013	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Current rating
April 11, 2013	Corporate bond	AAA	Korea Ratings	Regular rating
April 11, 2013	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
April 11, 2013	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating

*	Rating definition: “AAA” - The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

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(2)	Commercial Paper (“CP”)

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
May 27, 2011	CP	A1	Korea Ratings	Current rating
June 13, 2011	CP	A1	NICE Investors Service Co., Ltd.	Current rating
June 23, 2011	CP	A1	Korea Investors Service, Inc.	Current rating
December 12, 2011	CP	A1	Korea Investors Service, Inc.	Regular rating
December 13, 2011	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
December 16, 2011	CP	A1	Korea Ratings	Regular rating
June 21, 2012	CP	A1	Korea Ratings	Current rating
June 22, 2012	CP	A1	Korea Investors Service, Inc.	Current rating
June 29, 2012	CP	A1	NICE Investors Service Co., Ltd.	Current rating
December 18, 2012	CP	A1	Korea Ratings.	Regular rating
December 14, 2012	CP	A1	Korea Investors Service, Inc.	Regular rating
December 18, 2012	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
April 11, 2013	CP	A1	Korea Ratings	Current rating
April 11, 2013	CP	A1	Korea Investors Service, Inc.	Current rating
April 11, 2013	CP	A1	NICE Investors Service Co., Ltd.	Current rating

*	Rating definition: “A1” - Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(3)	International Credit Ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating company	Rating type
June 6, 2012	Bonds denominated in Swiss Franc	A-	Fitch Inc.	Current rating
June 4, 2012	Bonds denominated in Swiss Franc	A3	Moody’s Investors Service	Current rating
June 7, 2012	Bonds denominated in Swiss Franc	A-	Standard & Poor’s Rating Services	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A-	Fitch Inc.	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A3	Moody’s Investors Service	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A-	Standard & Poor’s Rating Services	Current rating

2.	Company History

March 2008: Purchased shares of SK Broadband Co., Ltd. (formerly Hanaro Telecom)

May 2009: Participated in the public share offering of SK Broadband Co., Ltd.

September 2009: Acquired leased line and related other business of SK Networks Co., Ltd.

February 2010: Purchased shares of Hana Card Co., Ltd.

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October 2011: SK Planet Co., Ltd. was spun off from the Company.

February 2012: Purchased shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.)

A.	Location of Headquarters

•	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

•	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

•	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

•	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

•	11 Euljiro 2-ga, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

At the Extraordinary General Meeting of Shareholders held on August 31, 2011, Jun Ho Kim was elected as an inside director and Jin Woo So resigned from the Company’s board of directors to transfer to an affiliate of the Company. At the 28th General Shareholders’ Meeting held on March 23, 2012, (1) Young Tae Kim and Dong Seob Jee were elected as inside directors, (2) Hyun Chin Lim was re-elected as an independent director, and (3) Hyun Chin Lim was re-elected as a member of the audit committee. At the 29th General Shareholders’ Meeting held on March 22, 2013, Dae Sik Cho was elected as an inside director and Dae Shick Oh was elected as an independent director and member of the audit committee of the Company’s board of directors.

C.	Change in Company Name

On March 23, 2012, SK hynix Inc., which became our subsidiary in February 2012, changed its name to SK hynix Inc. from Hynix Semiconductor Inc. in accordance with a resolution at its annual shareholders’ meeting.

D.	Mergers, Acquisitions and Restructuring

[SK Telecom]

(1)	Spin-off

In accordance with the resolution of the Company’s board of directors on July 19, 2011 and the resolution of the shareholders’ meeting on August 31, 2011, the Company spun off its platform business and established SK Planet Co., Ltd. effective as of October 1, 2011. The registration of the spin-off was completed on October 5, 2011. Set forth below are important details of the spin-off.

Description	Detail
Method of Spin-off	Simple vertical spin-off
Resulting Companies	SK Telecom Co., Ltd. (Surviving Company) SK Planet Co., Ltd. (Spin-off Company)
Effective Date	October 1, 2011

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Set forth below is summary of financial position before and after the spin-off.

		(in millions of Won)

Description	Before the spin-off (As of September 30, 2011)	After the spin-off (As of October 1, 2011)
	SK Telecom Co., Ltd.	SK Telecom Co., Ltd.	SK Planet Co., Ltd.
Total Assets	19,400,114	19,084,651	1,545,537
Total Liabilities	7,673,828	7,358,365	315,463
Total Shareholders’ Equity	11,726,286	11,726,286	1,230,074

Schedule of spin-off

Category		Date
Board resolution on spin-off		July 19, 2011
Record Date for Determination of Shareholders for the Shareholders’ Meeting for Spin-off		August 4, 2011
Shareholders’ Meeting for Approval of Spin-off Plan		August 31, 2011
Date of Spin-off		October 1, 2011
Shareholders’ Meeting for Report of Spin-off and Inaugural Meeting of Shareholders		October 4, 2011
Registration of Spin-off		October 5, 2011

Others	Notice of closure of shareholders register Period of closure of shareholders register Public notice of shareholders’ meeting Dispatch of notice of shareholders’ meeting	July 20, 2011 August 5, 2011 ~ August 8, 2011 August 10, 2011 and August 12, 2011 August 12, 2011

•	Changes in shareholding, including majority shareholder

•	Not applicable because the spin-off is a simple vertical spin-off.

•	Appraisal rights of shareholders

•	Not applicable because the spin-off is a simple vertical spin-off.

•	Protection of creditors

•	In accordance with Article 530-1 Paragraph 1, both SK Telecom and SK Planet will be jointly and severally liable for the payment of all obligations of SK Telecom incurred prior to the spin-off.

•	Allocation of new shares

•	In accordance with Articles 530-2 through 530-12, the spin-off is a simple vertical spin-off and all shares of SK Planet were allocated to SK Telecom.

(2)	Acquisition of Shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.)

In accordance with the resolution of the Company’s board of directors on November 14, 2011, the Company purchased 146,100,000 shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.) (“SK Hynix”) (aggregate purchase price of Won 3,374,726 million) on February 14, 2012 in order to acquire control of SK Hynix. The Company has a 21.05% equity interest in SK Hynix after the purchase.

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[SK Broadband]

(1)	Merger

On July 26, 2012, the board of directors of SK Broadband resolved to merge Broadband D&M Co., Ltd., its wholly-owned subsidiary, into SK Broadband after transferring Broadband D&M Co., Ltd.’s network maintenance business to Network O&S Co., Ltd. The merger was effective as of September 26, 2012. In connection with this merger, SK Broadband did not issue any new shares.

On October 25, 2012, the board of directors of SK Broadband resolved to merge Broadband CS Co., Ltd., its wholly-owned subsidiary, into SK Broadband after transferring Broadband CS Co., Ltd.’s customer service business to Service Ace Co., Ltd. The merger was effective as of December 26, 2012. In connection with this merger, SK Broadband did not issue any new shares.

On January 3, 2013, the board of directors of SK Broadband approved the merger of Broadband Media Co., Ltd., its wholly-owned subsidiary, into SK Broadband. The merger was effective as of March 22, 2013 and was recorded as of March 25, 2013. Please refer to the “Merger Completion Report” filed with the Financial Services Commission on March 25, 2013. In connection with this merger, SK Broadband did not issue any new shares.

[SK Planet]

(1)	Merger

On January 11, 2013, the Company acquired the remaining 50% equity stake in SK M&C Co., Ltd., a company providing e-commerce and advertising services, from SK Innovation Co., Ltd. and gained control of both SK M&C Co., Ltd. and its subsidiary, M&SERVICE Co., Ltd. The Company thereafter contributed the 100% equity stake to SK Planet and merged the company into SK Planet as of February 1, 2013. In connection with this merger, the merger ratio between SK Planet and SK M&C Co., Ltd. was 1.2927317:1 and SK Planet issued 12,927,317 of its common stock.

[SK Telink]

(1)	Merger

On July 22, 2010, the board of directors of SK Telink Co., Ltd. (“SK Telink”) approved the merger of TU Media Corp. into SK Telink effective as of November 1, 2010. In connection with this merger, SK Telink issued 256,763 shares of its common stock.

[SK Communications]

(1)	Disposition and acquisition of businesses

1. Disposition of publishing business division

On April 10, 2009, SK Communications sold its publishing business division to Etoos for Won 4,785 million in accordance with the resolution of its board of directors of March 5, 2009.

2. Acquisition of the “KUKU” division

On July 1, 2009, SK Communications purchased the “KUKU” division from SK I-Media Co., Ltd. for a purchase price of Won 1,157 million, in accordance with the June 25, 2009 resolution of its board of directors.

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3. Disposition of the Spicus division

Pursuant to the July 23, 2009 resolution of its board of directors, SK Communications sold the Spicus division, its telephone English education division, to Spicus Inc., a subsidiary of Altos Ventures on August 1, 2009 for a purchase price of Won 1,493 million.

(2)	Disposition of shares

1. Disposition of shares of Etoos

SK Communications sold all of its shares in Etoos to Cheong Sol pursuant to a resolution of its board of directors of October 19, 2009 and, as consideration, received Won 50,000 million principal amount of convertible bonds. Pursuant to a resolution of its board of directors of July 23, 2010, SK Communications converted Won 25 billion principal amount, out of a total of Won 50 billion principal amount, of convertible bonds of Etoos into 701,000 shares of Etoos (15.58%). Pursuant to a resolution of its board of directors of January 13, 2012, SK Communications sold Won 20 billion principal amount, out of the remaining Won 25 billion principal amount, of convertible bonds of Etoos Education Co., Ltd. to Shinhan Private Equity Fund No. 2 at a price of Won 19 billion.

2. Disposition of shares of SK i-Media

Pursuant to a resolution of its board of directors of October 17, 2011, SK Communications sold all shares of SK i-Media Co., Ltd. held by it to LK Media Tech Co., Ltd. at a price of Won 1 million.

3. Disposition of shares of U-Land, an overseas entity

Pursuant to a resolution of its board of directors of December 21, 2011, SK Communications sold all of its 29.85% interest in U-Land, an overseas entity, to SK Planet at a price of Won 10 million.

4. Disposition of shares of Service-In

On November 19, 2012, SK Communications sold all of its shares (80,000 common shares) in Service-In Co., Ltd., its subsidiary, to the chief executive officer of Service-In Co., Ltd., pursuant to a resolution of its board of directors of October 31, 2012.

E.	Other Important Matters related to Management Activities

[SK Telecom]

(1)	Bank loans

On February 14, 2012, the Company borrowed Won 2.5 trillion in a syndicated loan from a syndicate of Korean banks including Kookmin Bank and Woori Bank in order to finance the purchase of SK Hynix shares. Won 2 trillion of the loan matures in three years and Won 0.5 trillion of the loan matures in one year.

[SK Broadband]

SK Broadband, a material consolidated subsidiary of ours, acquired subscriberships of regional cable and other service providers on several different occasions. Such acquisitions were intended to secure a stable subscriber base for our broadband Internet service and, at the same time, increase the service coverage area. Because such acquisitions were conducted on a relatively small scale and involved purchase of subscriberships, we did not believe such acquisitions rose to the level of purchasing an entire business line from another company or were likely to have a material impact on our business, and therefore we believed that such acquisitions did not require resolutions of our shareholders.

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[SK Communications]

(1)	Leak of personal information

In July 2011, there was a leak of personal information of subscribers of NATE and Cyworld websites operated by SK Communications. As of March 31, 2013, twenty lawsuits were filed against SK Communications, alleging that the leak was caused by its poor management of subscribers’ personal information and seeking damages of approximately Won 5.5 billion. With respect to a few of the lawsuits, the relevant district courts have rendered judgments for the relevant plaintiffs’ claims in part and SK Communications has appealed such judgments to the applicable high courts, where the cases are currently pending. Other cases remain pending at various district courts in Korea.

[SK Telink]

On August 23, 2012, the board of directors of SK Telink resolved to discontinue operations of its satellite Digital Multimedia Broadcasting (“DMB”) services due to the decrease in satellite DMB subscribers and the continued burden of fixed costs.

3.	Total Number of Shares

A.	Total Number of Shares

(As of March 31, 2013)			(Unit: shares)

Classification	Share type			Remarks
	Common shares		Total
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,533,235	—	8,533,235	—
a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—
V. Number of treasury shares	11,050,712	—	11,050,712	—
VI. Number of shares outstanding (IV-V)	69,694,999	—	69,694,999	—

On July 20, 2011, the Company publicly disclosed its plan to repurchase treasury shares. The Company repurchased 1.4 million shares of treasury shares from July 25, 2011 to September 30, 2011 through the Korea Exchange. For more information on the repurchase of treasury shares, please see public disclosures made on July 20, 2011 and October 5, 2011.

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B.	Treasury Shares

(1)	Acquisitions and Dispositions of Treasury Shares

(As of March 31, 2013)							(Unit: Shares)
Acquisition methods			Type of shares	At the beginning of period	Changes			At the end of period
					Acquired (+)	Disposed (-)	Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Direct acquisition	Direct acquisition from market	Common shares	7,086,028	—	—	—	7,086,028
			Preferred shares	—	—	—	—	—
		Direct over-the-counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	7,086,028	—	—	—	7,086,028
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	3,886,710	—	—	—	3,886,710
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	3,886,710	—	—	—	3,886,710
			Preferred shares	—	—	—	—	—
Other acquisition			Common shares	77,974	—	—	—	77,974
			Preferred shares	—	—	—	—	—

Total			Common shares	11,050,712	—	—	—	11,050,712

			Preferred shares	—	—	—	—	—

*	Of the 11,050,712 shares acquired by the Company, 2,421,077 shares were deposited with the Korea Securities Depository as of March 31, 2013 for issuance upon conversion of the Company’s overseas convertible bonds.

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4.	Status of Voting Rights

(As of March 31, 2013)		(Unit: shares)
Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—	—
Number of shares without voting rights (B)	Common share	11,050,712	Treasury shares
	Preferred share	—	—
Shares without voting rights pursuant to the Company’s articles of incorporation (C)	Common share	—	—
	Preferred share	—	—
Shares with restricted voting rights pursuant to Korean law (D)	Common share	—	—
	Preferred share	—	—
Shares with reestablished voting rights (E)	Common share	—	—
	Preferred share	—	—
The number of shares with exercisable voting right s (F = A - B - C - D + E)	Common share	69,694,999	—
	Preferred share	—	—

5.	Dividends and Others

A.	Dividends

(1)	Distribution of cash dividends was approved during the 27th General Meeting of Shareholders held on March 11, 2011.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 330th Board of Directors’ Meeting on July 28, 2011.

(3)	Distribution of cash dividends was approved during the 28th General Meeting of Shareholders held on March 23, 2012.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 344th Board of Directors’ Meeting on July 25, 2012.

(5)	Distribution of cash dividends was approved during the 29th General Meeting of Shareholders held on March 22, 2013.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

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B.	Dividends for the Last 3 Fiscal Years

	(Unit: in millions of Won, except per share value)
Classification		As of and for the quarter ended March 31, 2013	As of and for the year ended December 31, 2012	As of and for the year ended December 31, 2011
Par value per share (Won)		500	500	500
Net income		302,178	1,242,767	1,694,363
Net income per share (Won)		4,336	17,832	24,002
Total cash dividend		—	655,133	656,533
Total stock dividends		—	—	—
Percentage of cash dividend to available income (%)		—	52.7	38.7
Cash dividend yield ratio (%)	Common share	—	6.2	6.6
	Preferred share	—	—	—
Stock dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share (Won)	Common share	—	9,400	9,400
	Preferred share	—	—	—
Stock dividend per share (share)	Common share	—	—	—
	Preferred share	—	—	—

※	Prepared based on separate financial statements. Net income per share means basic net income per share.
*	The total cash dividend of Won 656,533 million for the year ended December 31, 2011 includes the total interim dividend amount of Won 71,095 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount per share of Won 1,000.
*	The total cash dividend of Won 655,133 million for the year ended December 31, 2012 includes the total interim dividend amount of Won 69,695 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount per share of Won 1,000.

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II.	BUSINESS

Each company in the consolidated entity is a separate legal entity providing independent services and products. The business is primarily separated into (1) the wireless telecommunication business consisting of mobile phone, wireless data, information telecommunication, (2) the fixed-line telecommunication business consisting of PSTN, high speed Internet, data and network lease services, among others, and (3) other businesses consisting of platform services, Internet portal services and music streaming services, among others.

1.	Business Overview

Summary Business Description of Material Consolidated Subsidiaries

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Resale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	Network O&S Co., Ltd.	Network maintenance services such as the operation of the Company’s base stations and related transmission and power facilities
Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management, including video on demand, and mobile IPTV services

	SK Telink Co., Ltd.	International wireless direct-dial “00700” services, pre-paid international card calling services, voice services using Internet protocol and Mobile Virtual Network Operator (“MVNO”) services
Other business	SK Planet Co., Ltd.	Various platform services such as 11th Street, T Store, T-Map Navigation and Hoppin in the application, commerce and new media areas, among others
	SK Communications Co., Ltd.	Integrated portal services through NATE, social networking services through Cyworld and instant messaging services through NATE-ON
	Loen Entertainment, Inc.	Online music services, including operation of MelOn, a music portal, as well as production and sales of music albums
	YTK Investment Ltd.	Established to strategically invest in funds in order to find future growth opportunities and strengthen the Company’s competitiveness
Atlas Investment

[Wireless Business]

A.	Industry Characteristics

As of March 31, 2013, the Korean mobile communication market can be considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced LTE and 3G smartphones which enable the provision of convergence services for multimedia contents, mobile commerce, telematics, new media and other related services. In addition, through the HSPA+ network commercialized in October 2010 and the LTE network introduced in July 2011, B2B businesses, such as the corporate “connected workforce” business which can directly contribute to an enhancement in productivity, are expected to grow rapidly.

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B.	Growth Potential

		(Unit: 1,000 persons)
Classification		As of March, 31, 2013	As of December 31,
			2012	2011	2010	2009
Number of subscribers	SK Telecom	27,030	26,961	26,553	25,750	24,270
	Others (KT, LGU+)	26,806	26,663	25,954	25,062	23,675

	Total	53,836	53,624	52,507	50,767	47,944

(Source: Korea Communications Commission website and each Korean telecommunications company’s respective earnings releases)

C.	Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services is expected to increase due to the increasing popularity of smartphones and wireless Internet. The importance of the business-to-business segment, which creates added value by selling and developing various solutions, is also growing. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.

Historical market share of the Company:

	(Unit: %)
Classification	As of March 31, 2013	As of December 31,
		2012	2011	2010	2009
Mobile communication services	50.2	50.3	50.6	50.6	50.6

(Source: Korea Communications Commission website and each Korean telecommunications company’s respective earnings releases)

D.	Business Overview and Competitive Strengths

The Company is seeking to transform itself from a telecommunication service provider into a comprehensive information and communication technology (“ICT”) service provider. It has continued to expand the scope of its services and achieved strong growth in subscribers amid fierce competition and rate cuts. For the quarter ended March 31, 2013, the Company recorded Won 4.1 trillion in operating revenue and Won 410 billion in operating income on a consolidated basis and Won 3.1 trillion in revenue and Won 420 billion in operating income on a separate basis.

The number of subscribers as of March 31, 2013 was 27.03 million, an increase of approximately 68,000 from the previous quarter. In particular, the number of smartphone subscribers as of March 31, 2013 was 16.65 million, an increase of approximately 670,000 from the previous quarter, including 9.33 million LTE subscribers, solidifying the Company’s market leadership. The Company upgraded the quality of data services by providing commercial LTE services, enabling streaming of high-quality videos, high-definition voice services such as high-definition video conference calls and joyn.T, an all-IP next generation integrated communications service. The Company also plans to enhance customer satisfaction by improving network quality.

The Company has proved that it has superior network quality compared to its competitors according to the Korea Communications Commission quality evaluations. The Company has also proved to be the leader in Korea’s top three customer satisfaction indices: according to the National Customer Satisfaction Index, Korean Customer Satisfaction Index and Korean Standard Service Quality Index, the Company has continued to hold the leading position for 16 years, 15 years and 13 years, respectively.

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SK Telink, a consolidated subsidiary of the Company, expanded its operations to the MVNO business based on its technical expertise and know-how obtained in its international telecommunications business and launched its MVNO service, 7Mobile, which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers with lower average revenue per user. An MVNO leases the networks of a mobile network operator (“MNO”) and provides wireless telecommunication services under its own brand and fee structure, without owning telecommunication networks or frequencies.

Network O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless products to customers, including mobile office products to business customers.

PS&Marketing, a subsidiary of the Company involved in wholesale, retail and online sales, offers fixed-line and wireless telecommunication products and services to meet the lifestyle needs of customers.

[Fixed-line Business]

A.	Industry Characteristics

Mergers among fixed-line operators and wireless operators have accelerated the convergence within the Korean telecommunications industry, creating a market structure in which groups with both fixed-line and wireless capabilities compete for greater market share to secure a more solid footing in the market by lowering rates, such as introducing plans with unlimited minutes for both inter- and intra-network calls. In addition, with the introduction of smartphones, tablet computers and other devices with enhanced mobility and the expansion of LTE service (including the planned launch of LTE-Advanced service in the second half of 2013), wireless Internet usage has become a norm. As subscribers to various bundled wireless and fixed-line products are continuing to increase, subscribers to IPTV services are rapidly increasing. The market for our corporate business is also growing with cloud computing, mobile offices and other new information and communications technologies being commercialized. The increased usage of smartphones and tablet computers has greatly increased the demand for wireless data transmissions, thereby further emphasizing the importance of fixed-line networks.

The number of subscribers of the Company’s IPTV services has reached over 6.7 million in four years since the Company launched this service and the Company continues to strengthen its position in the pay television market. In addition, with the increase in the number of smartphones, tablet PCs and other mobile devices, new services such as mobile IPTV and N-screen services are expected to grow significantly in the future.

B.	Growth Potential

	(Unit: 1,000 persons)
Classification		As of March 31, 2013	As of December 31,
			2012	2011
Fixed-line Subscribers	High-speed Internet	18,333	18,254	17,860
	Fixed-line telephone	18,306	18,459	18,633
	IPTV (real-time)	6,799	6,310	3,591

(Source: Korea Communications Commission website and each Korean telecommunications company’s earnings releases)

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C.	Cyclical Nature and Seasonality

High-speed Internet, fixed-line telephone and IPTV services are mature markets that are generally not sensitive to cyclical economic changes due to the easing of competition resulting from the decrease in differentiation between service providers and the nature of the respective services. We expect that the accelerated transition to digital TV services as a result of the termination of analog open air TV broadcasting, as well as the entrance of Google Inc. (“Google”) and Apple Inc. (“Apple”) into the television market and the introduction of smart TV products, will present opportunities by expanding the market size and increasing consumers’ interests. We are strengthening our competitiveness in the TV business by expanding the number of popular channels, such as kids channels and channels providing live broadcasts of MLB games, as well as strengthening mobile IPTV services using N-screen.

Historical market share of the Company:

(Unit: %)
Classification	As of March 31, 2013	As of December 31,
		2012	2011
High-speed Internet (include resales)	24.2	24.1	23.5
Fixed-line telephone (include VOIP)	16.6	16.5	14.6
IPTV (real-time)	22.6	22.2	19.3

(Source: Korea Communications Commission website and each Korean telecommunications company’s earnings releases)

D.	Business Overview and Competitive Strengths

SK Broadband, which in 1999 became the first company in the world to commence commercial ADSL services, has strengthened its co-marketing efforts with SK Telecom. The co-marketing efforts and the enhanced competitiveness of the bundled products have resulted in an expanded subscriber base across all of our businesses, including broadband Internet, telephone and IPTV. In particular, we have positioned ourselves to focus on corporate customer services as one of the key strategic areas for mid- to long-term growth, and our efforts to exploit new information and communications technology-based businesses have led to revenue growth and strengthening of our competitiveness in the emerging business-to-business market.

SK Telink, a material consolidated subsidiary of the Company, provides international telecommunications service. SK Telink has been able to establish itself as a market leader as a result of its affordable pricing, proactive marketing and the quality of its services. It launched a mobile phone-based international calling service under the brand name “00700” in 1998, creating a new niche market within the long-distance telephony market that was otherwise dominated by existing service providers. In 2003, SK Telink was designated a common carrier for international calling services, which allowed us to expand our international calling services to fixed-line international calling services. SK Telink plans to strengthen its existing business, including international and long-distance calling services, value-added services for local calling and B2B services, while satisfying customers’ diverse needs for new services.

[Other Business]

A. Industry Characteristics

As the number of smartphones distributed in Korea exceeds 30 million, the growth in various mobile devices has spurred the rise of the service provider with a strong platform business as the leader in the ICT market. It is becoming increasingly important to enhance competitiveness by building a platform with large data capacity to handle the increase in data transmission.

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A platform business acts as an intermediary by promoting interactions among various customer groups, thereby generating new values. It is important for a platform business to continually attract subscribers and users and to create an ecosystem with certain lock-in effects. A platform can exist in various forms, including as a technological standard (iOS, Android OS), a subscriber-based service platform (Facebook, Twitter) or a marketplace (Amazon, T Store). Platform businesses are evolving and expanding globally. It is becoming increasingly important to enhance competitiveness by creating a database that can register and analyze purchase patterns of customers across all areas and building a platform with large data capacity to utilize this database to provide differentiated services.

A platform business has strong growth potential due to its connectivity with related services and ease of global expansion. Apple became a world-leading smartphone producer based on its innovative design and the competitive strength of its App Store platform. Google has created a new ecosystem of long-tail advertising by attracting millions of third parties to its advertising platform, as well as showing strong growth in mobile markets with its competitive platform based on Android OS.

B. Growth Potential

The Company expects that the scope and value generated by the platform business, including application and content marketplaces and N-screen services, will increase, as smartphones and tablet computers become more popular and the bandwidth and speed of network infrastructure improve.

As the wireless network evolves to LTE, business opportunities for the platform business are growing, which include multimedia streaming, N-screen service based on cloud technology and high-definition location-based services. Since the platform business realizes profit by connecting with advertisements or commerce sites after building a critical mass of subscribers and traffic, the recent growth in the advertising and commerce markets is expected to present an opportunity for platform businesses. We expect that in the future, the importance of building a platform with large data capacity that is connected to various digital contents and commerce will increase.

C. Domestic and Overseas Market Conditions

(1)	Competition

•	Application Marketplace

The growth of application marketplaces, which started with Apple’s App Store, provides the platform business with new opportunities for revenue generation. The competitive paradigm is shifting from a competition among platform operators toward a competition among eco-systems that include application developers as well as platform operators.

•	Commerce Markets

The Company expects that on-line commerce markets will continue to grow due to the growth potential of the Internet shopping population and the strengthening of on-line business models by off-line operators. The Korean advertising market is expected to grow from Won 9.8 trillion in 2012 to Won 11.7 trillion in 2015. In particular, mobile advertising is expected to grow rapidly to Won 1.0 trillion in 2015, primarily due to the popularity of smartphones and convergence with location-based advertising.

•	Media Contents Market

Due to an increase in the number of devices owned by each user and an increase in network speed, each user can now enjoy music or video files anywhere and anytime by storing them in cloud servers, which is called N-screen service. Users can recommend music to other users through social networking services and this is expected to become a distribution model for digital media contents. Various service providers are competing in this market expecting a strong growth in the on-line and mobile video market.

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Although Internet portal service providers provide more or less identical types of services, including search, social networking, email, news and other content services, for each type of service, a small number of service providers with specialized expertise are enjoying relatively large market shares. However, the portal services market has a relatively low entry barrier and there is increased competition from new entrants. In addition, the ease of access to services provided by competitive foreign providers is also adding to a highly competitive market environment.

(2)	Market Share

“CyWorld” service, our social networking website in Korea, had 26 million cumulative subscribers, 13 million net users and a page view of 500 million as of March 2013. Our “Nate-On” service had the largest market share of 73.6% in the instant messenger market in Korea with 8 million net users as of March 2013. Our “Nate” search portal service had a market share of 1.8% as of March 2013. (Source: Korean Click, Company data).

D. Business Overview and Competitive Strengths

SK Planet plans to expand its platform ecosystem focusing on its “Open & Collaboration” motto in operating its digital content marketplaces such as T Store and Hoppin, commerce marketplaces such as 11th Street and Smart Wallet and location-based services such as T-Map Navigation, thereby ultimately increasing its enterprise value.

•	Digital Content Marketplace

T Store, launched in September 2009, reached 19.8 million subscribers and cumulative downloads of 1.24 billion as of March 2013, solidifying its leadership position in the Korean application market and plans to widen its services to tablets and navigation devices. The Company intends to further develop T Store into a global service platform by evolving it into a personalized gateway and mobile playground through expansion of the scope of serviceable devices, reinforcement of digital content offerings and enhancement of search services, among other things.

The Company’s “Hoppin” service, which provides N-screen media service enabling subscribers to enjoy video on demand through a number of N-screen compatible devices, including smartphones, tablets and PCs. Through continual service improvements and stable service provision, Hoppin has become the leading mobile video on demand service with over 300 million subscribers as of October 2012. The Company plans to market this service globally based on its experience in the Korean IT infrastructure environment.

•	Commerce (Open Market)

11th Street, an online marketplace, has continued its growth through effective marketing and customer satisfaction. Despite its later entry into the online commerce market (launched in 2008) which was already divided between Auction and G-Market, it is leading the domestic e-commerce market and is also firmly establishing its position as the leader in the mobile commerce market. Growth plans involving overseas joint ventures based on 11th Street’s business expertise have resulted in the successful launch of an open online commerce market in Turkey in partnership with Doğuş Group.

OK Cashbag is a point-based loyalty marketing program which has grown to become a global top-tier loyalty marketing program since its inception in 1999. Customers have access to increased benefits through accumulation of loyalty reward points and partner companies use OK Cashbag as a marketing resource. With 36 million subscribers, OK Cashbag maintains a leading position in the industry and plans to continue strengthening its position by providing customized services befitting customers’ needs and market conditions.

20

•	Location-based Service

T-Map Navigation provides map, local information, real-time traffic information and navigation services. With cumulative subscribers of 16.95 million as of March 31, 2013, T-Map Navigation is one of the leading location-based service platforms in Korea. The Company is broadening the range of its location-based services by also providing “infotainment” systems to commercial vehicle businesses as well as providing localized content on its products, such as region-specific information and advertisements. The Company plans to further develop the T-Map Navigation platform by initiating open application programming interface-based services, providing services to more diverse types of devices and providing local area-based services.

•	Media Platform

The Company’s media platform business started with its “Hoppin” service, which provides N-screen media service enabling subscribers to enjoy contents through a number of devices. Hoppin has expanded its services to more types of smartphones and tablets and has 3.73 million subscribers as of March 31, 2013. The Company plans to develop Hoppin service into a media platform acting as an intermediary of various N-screen services. It also plans to provide media platform services in overseas markets in stages.

•	Music Business

The Company’s online music site, MelOn, has continued to increase its sales and, for the past five years, has been recognized as having the largest market share and the highest brand recognition in the digital music sales market in Korea. As of March 31, 2013, the Company supports all major smartphone and tablet devices introduced in Korea. The Company is quickly and flexibly responding to the mobile environment by improving the usability of its mobile applications, proactively responding to the release of new devices and continuing to improve its service and maintain its stable operation. The Company has also established a multi-device environment in which users can use MelOn anywhere and anytime, by among other things supporting all five major web browsers, including Explorer, Google Chrome and Safari. The Company is leading the growth of the music industry while respecting the rights of copyright holders. Despite changes in licensing fee requirements, the Company is pioneering new business areas by creating new products and services to meet the needs of a wide range of customers and partnering with various companies. The Company plans to strengthen its leadership in the mobile market and increase the number of its subscribers by providing reliable service operations and continually improving service, offering relevant and special music related contents to its customers and engaging in diverse and differentiated marketing promotion activities.

※ Satellite DMB

The Company launched its Hanbyul satellite in 2004 and received government approval in December 30, 2004 to provide satellite DMB services. Broadcasting through satellite DMB commenced in May 2005 and satellite DMB services expanded nationwide thereafter. On August 23, 2012, the board of directors resolved to discontinue operation of its satellite DMB services due to the rapid decrease in satellite DMB subscribers and the continued burden of fixed costs.

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2.	Major Products & Services

A.	Updates on Major Products and Services

(Unit: in millions of Won, %)
Business	Major companies	Item	Major trademarks	Consolidated Sales amount (ratio)
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Service Ace Co., Ltd., Service Top Co. Ltd., Network O&S Co., Ltd.	Mobile Communication Service, Wireless Data Service, Information Telecommunication Service	T and others	3,265,014(79.4%)
Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd.	Fixed-line Phone, High Speed Internet, Data and Network Lease Service	B tv , 00700 international call and others	580,628(14.1%)
Other	SK Planet Co., Ltd, Commerce Planet Co., Ltd, SK Communications Co., Ltd., Loen Entertainment, Inc., YTK Investment Ltd., Atlas Investment	Internet Portal Service and Game Design	NATE, 11th Street, T Store, T-Map Navigation, MelOn, Cyworld and others	266,995(6.5%)

Total				4,112,637(100%)

B. Price Fluctuation Trend of Major Products and Services

[Wireless Business]

In the past, based on the Company’s basic monthly subscription plan, the basic service fee was Won 13,000 per month and the usage fee was Won 20 per 10 seconds and based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,000 per month and the usage fee was Won 18 per 10 seconds. As of March 31, 2013, based on the Company’s standard monthly subscription plan, the basic service fee was Won 11,000 per month and the usage fee was Won 1.8 per 1 second.

[Fixed-line Business]

SK Broadband provides broadband Internet access service, telephony, TV, corporate data services and other services for both individual and corporate customers. As of March 31, 2013, broadband Internet and TV services comprised 50.0% of SK Broadband’s revenue, telephony service 24.1%, corporate data services 25.2% and other telecommunications services 0.7%.

3.	Investment Status

[Wireless Business]

A. Investment in Progress

(Unit: in 100 millions of Won)

Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount	Amount already invested	Future investment
Network/Common	Upgrade/ New installation	2013	Network, systems and others	Capacity increase and quality improvement; systems improvement	21,000	3,507	To be determined

Total				-	21,000	3,507	To be determined

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B. Future Investment Plan

(Unit: in 100 millions of Won)

Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2013	2014	2015
Network/Common	Network, systems and others	21,000	21,000	To be determined	To be determined	Upgrades to the existing services and provision of new services

Total		21,000	21,000	To be determined	To be determined	Upgrades to the existing services and provision of new services

[Fixed-line Business]

A. Investment in Progress

(Unit: in 100 millions of Won)

Business	Classification	Investment period	Subject of investment	Investment effect	Total investments	Amount already invested	Future investment
High-speed Internet	Upgrade/ New installation	1st quarter, 2013	Backbone and subscriber network / others	Expand subscriber networks and facilities	365	88	To be determined
Telephone						11
Television						21
Corporate Data				Increase leased-line and integrated information system		184
Others				Expand networks		61

Total						365

4.	Revenues

(Unit: in millions of Won)

Business	Sales type	Item		For the quarter ended March 31, 2013	For the year ended December 31, 2012	For the year ended December 31, 2011
Wireless	Services	Mobile communication	Export	97	14,202	1,331
			Domestic	3,264,917	13,204,702	13,074,936
			Subtotal	3,265,014	13,218,904	13,076,267
Fixed-line	Services	Fixed-line, B2B data, High-speed Internet, TV	Export	6,240	29,883	28,070
			Domestic	574,388	2,163,978	2,103,879
			Subtotal	580,628	2,193,861	2,131,949
Other	Services	Display and Search ad., Content	Export	753	4,698	12,036
			Domestic	266,242	883,016	706,217
			Subtotal	266,995	887,714	718,253

Total			Export	7,090	48,783	41,437

			Domestic	4,105,547	16,251,696	15,885,032

			Total	4,112,637	16,300,479	15,926,469

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(Unit: in millions of Won)
For the quarter ended March 31, 2013	Wireless	Fixed	Other	Sub total	Internal transaction	After consolidation
Total sales	3,551,807	714,873	435,747	4,702,427	-589,790	4,112,637
Internal sales	286,793	134,245	168,752	589,790	-589,790	0
External sales	3,265,014	580,628	266,995	4,112,637	0	4,112,637
Operating income (loss)	423,524	7,914	-20,805	410,633	0	410,633
Total assets	22,878,131	3,123,480	3,037,280	29,038,891	-3,630,049	25,408,843
Total liabilities	10,607,539	1,897,378	856,846	13,361,763	-320,620	13,041,143

5.	Derivative Transactions

(1) Currency swap contract applying cash flow risk hedge accounting

The Company has entered into a floating-to-fixed cross currency swap contract with Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar-denominated long-term borrowings with face amounts totaling US$100,000,000 borrowed on October 10, 2006. As of March 31, 2013, in connection with this unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied, an accumulated loss on valuation of derivatives amounting to Won 2,802 million (net of tax effect totaling Won 394 million and foreign currency translation loss arising from U.S. dollar-denominated long-term borrowings totaling Won 16,410 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with six banks, including Morgan Stanley, to hedge the foreign currency risk of unguaranteed U.S. dollar-denominated bonds with face amounts totaling US$400,000,000 issued on July 20, 2007, and has applied cash flow hedge accounting to this cross currency swap contract starting from May 12, 2010. Accordingly, as of March 31, 2013, in connection with this unsettled cross currency swap contract, an accumulated loss on valuation of derivatives amounting to Won 37,356 million (net of tax effect totaling Won 11,926 million and foreign currency translation gain arising from these unguaranteed U.S. dollar-denominated bonds totaling Won 12,483 million) was accounted for as accumulated other comprehensive loss. In connection with this cross currency swap contract, a gain on valuation of the cross currency swap contract incurred before application of cash flow hedge accounting of Won 129,806 million was recognized.

The Company has entered into a floating-to-fixed cross currency swap contract with two banks, including DBS, to hedge the foreign currency risk and the interest rate risk of floating-rate U.S. dollar-denominated bonds with face amounts totaling US$250,000,000 issued on December 15, 2011. As of March 31, 2013, in connection with this unsettled cross currency interest rate swap contract, an accumulated gain on valuation of derivatives amounting to Won 5,767 million (net of tax effect totaling Won 1,841 million and foreign currency translation gain arising from these unguaranteed U.S. dollar-denominated bonds totaling Won 11,490 million) was accounted for as other comprehensive income.

24

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with United Overseas Bank to hedge the foreign currency risk and the interest rate risk of its Singapore dollar-denominated bonds with face amounts totaling SGD 65,000,000 issued on December 15, 2011. As of March 31, 2013, in connection with this unsettled cross currency interest rate swap contract, an accumulated loss on valuation of derivatives amounting to Won 174 million (net of tax effect totaling Won 55 million and foreign currency translation loss arising from these Singapore dollar-denominated bonds totaling Won 791 million) was accounted for as accumulated other comprehensive loss.

The Company has entered into a fixed-to-fixed cross currency swap contract with six banks, including Citibank, to hedge the foreign currency risk of its Swiss Franc-denominated bonds with face amounts totaling CHF 300,000,000 issued on June 12, 2012. As of March 31, 2013, in connection with this unsettled cross currency swap contract, an accumulated loss on valuation of derivatives amounting to Won 8,912 million (net of tax effect totaling Won 2,845 million and foreign currency translation gain arising from its Swiss Franc-denominated bonds totaling Won 12,176 million) was accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with ten banks, including Barclays, to hedge the foreign currency risk of unguaranteed U.S. dollar-denominated bonds with face amounts totaling US$700,000,000 issued on November 1, 2012. As of March 31, 2013, in connection with this unsettled cross currency swap contract, an accumulated loss on valuation of derivatives amounting to Won 12,029 million (net of tax effect totaling Won 3,840 million and foreign currency translation gain arising from these unguaranteed U.S. dollar-denominated bonds totaling Won 14,883 million) was accounted for as accumulated other comprehensive loss.

The Company has entered into a fixed-to-fixed cross currency swap contract with four banks, including BNP Paribas, to hedge the foreign currency risk of unguaranteed Australian dollar-denominated bonds with face amounts totaling AUD 300,000,000 issued on January 17, 2013. As of March 31, 2013, in connection with this unsettled cross currency swap contract, an accumulated gain on valuation of derivatives amounting to Won 307 million (net of tax effect totaling Won 98 million and foreign currency translation loss arising from these unguaranteed Australian dollar-denominated bonds totaling Won 11,703 million) was accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency swap contract with DBS to hedge the foreign currency risk and the interest rate risk of its U.S. dollar-denominated bonds with face amounts totaling US$300,000,000 issued on March 7, 2013. As of March 31, 2013, in connection with this unsettled cross currency interest rate swap contract, an accumulated loss on valuation of derivatives amounting to Won 4,077 million (net of tax effect totaling Won 1,302 million and foreign currency translation gain arising from these U.S. dollar-denominated bonds totaling Won 8,506 million) was accounted for as accumulated other comprehensive loss.

25

(2) The fair values of the derivative instruments described above as of March 31, 2013 are recognized as derivative assets or derivative liabilities under current assets, non-current assets or current liabilities on the Company’s balance sheet. Details are as follows:

(Unit: in thousands of Won)
Category	Subject of Risk Hedge	Contract Period	Fair Value of Derivative Instruments
			Designated as Hedging Instrument	Not Designated as Hedging Instrument	Total
Currency Swap (Current Asset)	U.S. dollar-denominated long-term borrowings (principal amount of US$100,000,000)	From Oct. 10, 2006 to Oct. 10, 2013	13,213,611	—	13,213,611
Currency Swap (Non-current Asset)	Unguaranteed U.S. dollar-denominated bonds (face amount of US$400,000,000)	From Jul. 20, 2007 to Jul. 20, 2027	68,040,599	—	68,040,599
	Floating-rate Singapore dollar-denominated bonds (face amount of SGD 65,000,000)	From Dec. 15, 2011 to Dec. 12, 2014	561,781	—	561,781
	Floating-rate Australian dollar-denominated bonds (face amount of AUD 300,000,000)	From Jan. 17, 2013 to Nov. 17, 2017	12,107,035	—	12,107,035
	Floating-rate U.S. dollar-denominated bonds (face amount of US$300,000,000)	From Mar. 7, 2013 to Mar. 7, 2020	3,127,450	—	3,127,450
Conversion Right (Current Asset)	Convertible bonds (Available-for-sale securities)(*) (face amount of Won 50,000,000,000)	From Sep. 1, 2009 to Aug. 31, 2014	—	463,759	463,759
Conversion Right (Non-current Asset)			—	225,385	225,385

Total derivative assets			97,050,476	689,144	97,739,620

Currency Swap (Non-current Liability)	Floating-rate U.S. dollar-denominated bonds (face amount of US$250,000,000)	From December 15, 2011 to December 12, 2014	3,881,838	—	3,881,838
	Floating-rate Swiss Franc-denominated bonds (face amount of CHF 300,000,000)	From June 12, 2012 to June 12, 2017	23,933,776	—	23,933,776
	Floating-rate U.S. dollar-denominated bonds (face amount of US$700,000,000)	From November 1, 2012 to May 1, 2018	986,514	—	986,514

Total derivative liabilities			28,802,128	—	28,802,128

(*)	The fair value of Won 689,144,000 of the conversion rights of the convertible bonds held by SK Communications, a subsidiary of the Company, was recognized as a derivative asset.

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6.	Major Contracts

[SK Telecom]

Category	Vendor	Start Date	Completion Date	Contract Title	Contract Amount (in 100 millions of Won)
Service	SK Planet Co., Ltd.	February 25, 2013	December 31, 2013	B2B contents purchase contract for ‘Smart Safe’ and ‘Phone Safe 40’	206
Service	SK Planet Co., Ltd.	February 25, 2013	March 31, 2013	Contract for 2012 production of above-the-line advertisements (former SK M&C)	58
Real Estate	Individual	January 1, 2013	May 15, 2013	Purchase of regional centers (23 centers)	150

Subtotal					414

[SK Broadband]

SK Broadband enters into contracts to use telecommunications facilities, including the use of line conduits and interconnection among telecommunication service providers.

Counterparty	Contract Contents	Contract Period	Note
Telecommunication service providers	Interconnection among telecommunication service providers	—	Interconnection among telecommunication service providers
KEPCO	Provision of electric facilities	From Dec. 2012 to Dec. 2013	Use of electricity poles
Seoul City Railway	Use of telecommunication line conduits	From Jan. 2009 to Dec. 2012 (Renewal in progress)	Use of railway telecommunication conduit (Serviced areas to expand)
Seoul Metro	Use of telecommunication line conduits	From May 2010 to May 2013	Use of railway telecommunication conduit (Serviced areas to expand)
Busan Transportation Corporation	Use of telecommunication line conduits	From July 2009 to July 2013	Use of railway telecommunication conduit (Serviced areas to expand)
Gwangju City Railway	Use of telecommunication line conduits	From Sep. 2010 to Dec. 2012 (Renewal in progress)	Use of railway telecommunication conduit (For establishment of lines for corporate use)

[SK Planet]

Counterparty	Contract Contents	Contract Period	Amount
SK Communications	Operation of shopping business at Nate.com website	From Jul. 1, 2011 to Dec. 31, 2013	Variable depending on the NATE shopping revenues and other factors

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[SK Communications]

Counterparty	Purpose	Contract Period	Contract Amount

Daum Communications	Cost-per-click Internet search advertisement	—	Amount determined based on the number of clicks

SK Construction Co., Ltd.	Construction of Pangyo Office Building	23 months	Won 61.9 billion

SK Planet Co., Ltd.	Operation of shopping business at nate.com website	From Jul. 1, 2011 to Dec. 31, 2013	Minimum guarantee of Won 18.4 billion for the period from Jul. 1, 2011 to Dec. 31, 2011; Amounts for 2012 and 2013 are to be determined depending on the NATE shopping revenues and other factors

Daum Communications	Business and service cooperation regarding search advertisement	—	Revenues are allocated in accordance with certain set percentages

※	SK Communications and Daum Communications have agreed not to publicly disclose the contract period with respect to the contract with Daum Communications.

※	On February 1, 2013, the board of directors of SK Communications resolved to sell the Pangyo office building (which is currently under construction) and certain land it owns to SK Planet for Won 74.9 billion. This amount is subject to the approval of the Gyeonggi Provincial Government.

7.	R&D Investments

(Unit: in millions of Won)
	Category	For the quarter ended March 31, 2013	For the year ended December 31,		Remarks
			2012	2011
	Raw material	5	42	45	—
	Labor	28,222	59,050	48,656	—
	Depreciation	41,332	163,295	149,850	—
	Commissioned service	5,024	62,399	40,257	—
	Others	10,836	61,546	57,118	—
	Total R&D costs	85,419	346,332	295,927	—
Accounting	Sales and administrative expenses	81,597	304,557	289,979	—
	Development expenses (Intangible assets)	3,822	41,775	5,948	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.08%	2.12%	1.85%	—

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8.	Other information relating to investment decisions

[SK Telecom]

A. Trademark Policies

The Company manages its corporate brand and other product brands such as “T” in a comprehensive way to protect and increase their value.

The Company’s Brand Management Council in charge of overseeing its systematic corporate branding operates full-time to execute decisions involving major brands and operates “Brandnet,” an intranet system to manage corporate brands which provides solutions including licensing of the brands and downloading of the Company logos.

B. Business-related Intellectual Property

The Company holds 4,810 Korean-registered patents, 276 U.S.-registered patents, 178 Chinese-registered patents (all including patents held jointly with other companies) and more patents with other countries. The Company holds 825 Korean-registered trademarks and owns intellectual property rights to the design of the alphabet “T”. The designed alphabet “T” is registered in all business categories for trademarks (total of 45) and is being used as the primary brand of the Company.

[SK Broadband]

SK Broadband holds 329 Korean-registered patents relating to high-speed Internet, telephone and IPTV service. In addition, SK Broadband has applied for a patent relating to two-way broadcasting system. SK Broadband also holds a number of trademarks and service marks relating to its service and brand.

[SK Planet]

As of March 31, 2013, SK Planet held 2,104 registered patents, 91 registered design marks, 1,066 registered trademarks and one copyright (including those held jointly with other companies) in Korea. It also holds 24 U.S.-registered patents, 35 Chinese-registered patents, 8 Japanese-registered patents, 15 E.U.-registered patents (all including patents held jointly with other companies) and 130 registered trademarks, along with a number of other intellectual property rights, in other countries.

[SK Communications]

As of March 31, 2013, SK Communications held 66 registered patents, 26 registered design rights and 700 registered trademarks in Korea.

C. Business-related Pollutants and Environmental Protection

The Company does not engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used.

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FINANCIAL INFORMATION

9.	Summary Financial Information (Consolidated)

A.	Summary Financial Information (Consolidated)

(Unit: in thousands of Won, except for number of companies)
	As of March 31, 2013	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Current Assets	5,081,677,666	5,294,420,978	6,117,478,958	6,653,991,923
• Cash and Cash Equivalents	1,124,347,601	920,124,810	1,650,793,876	659,404,935
• Accounts Receivable - Trade, net	2,223,429,231	1,954,920,332	1,823,169,889	1,949,397,279
• Accounts Receivable - Other, net	697,238,852	582,098,398	908,836,454	2,531,847,155
• Others	1,036,661,982	1,837,277,438	1,734,678,739	1,513,342,554
Non-Current Assets	20,327,164,856	20,301,138,645	18,248,557,471	16,478,397,157
• Long-Term Investment Securities	990,700,266	953,712,512	1,537,945,216	1,680,582,091
• Investments in Associates	4,817,238,156	4,632,477,315	1,384,605,401	1,204,691,805
• Property and Equipment, net	9,577,989,426	9,712,718,716	9,030,998,201	8,153,412,683
• Intangible Assets, net	2,653,778,460	2,689,657,645	2,995,803,300	1,884,955,652
• Goodwill	1,736,161,410	1,744,483,009	1,749,932,878	1,736,649,137
• Others	551,297,138	568,089,448	1,549,272,475	1,818,105,789

Total Assets	25,408,842,522	25,595,559,623	24,366,036,429	23,132,389,080

Current Liabilities	6,287,108,304	6,174,895,434	6,673,589,809	6,202,170,452
Non-Current Liabilities	6,754,034,211	6,565,881,872	4,959,737,573	4,522,219,358

Total Liabilities	13,041,142,515	12,740,777,306	11,633,327,382	10,724,389,810

Equity Attributable to Owners of the Parent Company	11,585,120,552	11,854,777,781	11,661,880,863	11,329,990,900
Share Capital	44,639,473	44,639,473	44,639,473	44,639,473
Capital Deficit and Other Capital Adjustments	(351,978,100)	(288,882,796)	(285,347,419)	(78,952,875)
Retained Earnings	11,890,283,342	12,124,657,526	11,642,525,267	10,721,249,327
Reserves	2,175,837	(25,636,422)	260,063,542	643,054,975
Non-controlling Interests	782,579,455	1,000,004,536	1,070,828,184	1,078,008,370

Total Equity	12,367,700,007	12,854,782,317	12,732,709,047	12,407,999,270

Number of Companies Consolidated	29	32	31	32

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(Unit: in thousands of Won, except for per share amounts)
	For the quarter ended March 31, 2013	For the year ended December 31, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010
Operating Revenue	4,112,636,562	16,300,479,280	15,926,468,674	15,489,373,747
Operating Income	410,632,572	1,760,171,449	2,295,613,330	2,555,781,816
Profit Before Income Tax	427,906,104	1,550,887,182	2,240,689,573	2,373,223,839
Profit for the Year	345,934,455	1,115,662,553	1,582,073,280	1,766,834,754
Profit for the Year Attributable to Owners of the Parent Company	354,154,598	1,151,704,905	1,612,889,086	1,841,612,790
Profit for the Year Attributable to Non-controlling Interests	(8,220,143)	(36,042,352)	(30,815,806)	(74,778,036)
Earnings Per Share (Won)	5,081	16,525	22,848	25,598
Diluted Earnings Per Share (Won)	5,081	16,141	22,223	24,942

B.	Changes to Accounting Standards Adopted During 2012

(1) Financial Instruments: Disclosures

The Company has applied the amendments to K-IFRS No. 1107, ‘Financial Instruments: Disclosures’ since January 1, 2012. The amendments require disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are not derecognized in their entirety. If the Company derecognizes transferred financial assets but still retains their specific risks and rewards, the amendments require additional disclosures of their risks.

(2) Presentation of Financial Statements

The Company adopted the amendments pursuant to the amended K-IFRS No. 1001, ‘Presentation of Financial Statements’ starting with the year ended December 31, 2012. The Company’s operating income is calculated as operating revenue less operating expense. Operating expense represents expense incurred from the Company’s main operating activities and includes cost of products that have been resold and selling, general and administrative expenses.

C.	Changes to Accounting Standards Adopted During 2013

(1) Presentation of Financial Statements

The Company has applied the amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’ since January 1, 2013, classified items within other comprehensive income by nature and presented “items that are not subsequently recycled through profit or loss” and “items that are subsequently reclassified if certain conditions are met” as a group.

(2) Consolidated Financial Statements

The Company has applied the amendments to K-IFRS No. 1110, ‘Consolidated Financial Statements’ since January 1, 2013. The standard introduces a single control model to determine whether an investee should be consolidated. Subsidiary is an entity that is controlled by a controlling entity or a subsidiary of a controlling company. A controlling entity or a subsidiary of a controlling company controls a subsidiary when the controlling entity or the subsidiary of the controlling company is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.

31

(3) Joint Arrangements

The Company has applied the amendments to K-IFRS No. 1111, ‘Joint Arrangements’ since January 1, 2013. The standard classifies joint arrangements into two types - joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint ventures) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venture to recognize an investment and to account for that investment using the equity method.

(4) Disclosure of Interests in Other Entities

The Company has applied the amendments to K-IFRS No. 1112, ‘Disclosure of Interests in Other Entities’ since January 1, 2013. The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Company is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. The standard requires the disclosure of information about the nature, risks and financial effects of these interests.

(5) Employee Benefits

The Company has applied the amendments to K-IFRS No. 1019, ‘Employee Benefits’ since January 1, 2013. The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation.

(6) Fair Value Measurement

The Company has applied the amendments to K-IFRS No. 1113, ‘Fair Value Measurement’ since January 1, 2013. The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements.

D.	Impact of Changes in Accounting Policies

(1) Consolidated Financial Statements

In accordance with the transitional provision on K-IFRS No. 1110, the Company assessed control on investees as of January 1, 2013, the initial adoption date of the standard, and there have been no changes in subsidiaries upon adoption of the standard.

(2) Presentation of Financial Statements

The Company early adopted the amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’ since the interim period ended September 30, 2012 and separately present its operating income as operating revenue less operating expense on the consolidated statement of income.

32

The Company retrospectively applied the amendment to K-IFRS No. 1001, for which the impact is as follows:

(In millions of won)
	For the three-month ended March 31, 2012
Operating income before adoption of the amendment	￦	465,182
Differences:
Other non-operating income
Fees revenues		(465)
Gain on disposal of property and equipment and intangible assets		(1,010)
Others		(8,467)

		(9,942)
Other non-operating expense
Impairment loss on property and equipment and intangible assets		3,429
Loss on disposal of property and equipment and intangible assets		1,994
Donations		12,908
Bad debt for accounts receivable - other		19,687
Others		6,036

		44,054

Operating income after adoption of the amendment	￦	499,294

33

10.	Summary Financial Information (Separate)

A.	Summary Financial Information (Separate)

(Unit: in thousands of Won)
	As of March 31, 2013	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Current Assets	2,765,811,807	2,589,699,186	3,948,077,706	5,316,976,799
• Cash and Cash Equivalents	465,782,665	256,576,827	895,557,654	357,469,908
• Accounts Receivable - Trade, net	1,416,415,295	1,407,205,772	1,282,233,900	1,453,060,673
• Accounts Receivable - Other, net	454,931,116	383,048,424	774,221,266	2,499,969,010
• Others	428,682,731	542,868,163	996,064,886	1,006,477,208
Non-Current Assets	19,625,730,061	19,659,803,155	16,572,449,699	14,410,149,512
• Long-Term Investment Securities	700,382,280	733,893,220	1,312,437,834	1,517,029,011
• Investments in Associates	8,110,130,373	7,915,546,670	4,647,505,583	3,584,394,790
• Property and Equipment, net	7,043,807,359	7,119,090,098	6,260,168,675	5,469,747,495
• Intangible Assets, net	2,113,178,817	2,187,872,109	2,364,795,182	1,424,968,542
• Goodwill	1,306,236,299	1,306,236,299	1,306,236,299	1,308,422,097
• Others	351,994,933	397,164,759	681,306,126	1,105,587,577

Total Assets	22,391,541,868	22,249,502,341	20,520,527,405	19,727,126,311

Current Liabilities	4,591,585,660	4,343,086,486	4,467,005,877	4,561,013,611
Non-Current Liabilities	5,735,287,417	5,529,367,602	4,087,219,816	3,585,155,050

Total Liabilities	10,326,873,077	9,872,454,088	8,554,225,693	8,146,168,661

Share Capital	44,639,473	44,639,473	44,639,473	44,639,473
Capital Deficit and Other Capital Adjustments	(236,160,479)	(236,160,479)	(236,016,201)	(24,643,471)
Retained Earnings	12,128,372,484	12,413,981,340	11,837,184,788	10,824,355,758
Reserves	127,817,313	154,587,919	320,493,652	736,605,890

Total Equity	12,064,668,791	12,377,048,253	11,966,301,712	11,580,957,650

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(Unit: in thousands of Won, except per share amounts)
	For the quarter ended March 31, 2013	For the year ended December 31, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010
Operating Revenue	3,112,098,912	12,332,719,444	12,551,255,630	12,514,520,922
Operating Income	420,110,586	1,675,388,351	2,184,498,641	2,530,954,768
Profit Before Income Tax	380,176,417	1,546,719,635	2,274,421,558	2,503,637,367
Profit for the Year	302,177,572	1,242,767,480	1,694,363,093	1,947,007,919
Earnings Per Share (Won)	4,336	17,832	24,002	27,063
Diluted Earnings Per Share (Won)	4,336	17,406	23,343	26,366

B.	Changes to Accounting Standards Adopted During 2012

(1) Financial Instruments: Disclosures

The Company has applied the amendments to K-IFRS No. 1107, ‘Financial Instruments: Disclosures’ since January 1, 2012. The amendments require disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are not derecognized in their entirety. If the Company derecognizes transferred financial assets but still retains their specific risks and rewards, the amendments require additional disclosures of their risks.

(2) Presentation of financial statements

The Company adopted the amendments pursuant to the amended K-IFRS No. 1001, ‘Presentation of Financial Statements’ starting with the year ended December 31, 2012. The Company’s operating income is calculated as operating revenue less operating expense. Operating expense represents expense incurred from the Company’s main operating activities and includes cost of products that have been resold and selling, general and administrative expenses.

C.	Changes to Accounting Standards Adopted During 2013

(1) Presentation of Financial Statements

The Company has applied the amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’ since January 1, 2013, classified items within other comprehensive income by nature and presented “items that are not subsequently recycled through profit or loss” and “items that are subsequently reclassified if certain conditions are met” as a group.

(2) Consolidated Financial Statements

The Company has applied the amendments to K-IFRS No. 1110, ‘Consolidated Financial Statements’ since January 1, 2013. The standard introduces a single control model to determine whether an investee should be consolidated. Subsidiary is an entity that is controlled by a controlling entity or a subsidiary of a controlling company. A controlling entity or a subsidiary of a controlling company controls a subsidiary when the controlling entity or the subsidiary of the controlling company is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.

35

(3) Joint Arrangements

The Company has applied the amendments to K-IFRS No. 1111, ‘Joint Arrangements’ since January 1, 2013. The standard classifies joint arrangements into two types - joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method.

(4) Disclosure of Interests in Other Entities

The Company has applied the amendments to K-IFRS No. 1112, ‘Disclosure of Interests in Other Entities’ since January 1, 2013. The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Company is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. The standard requires the disclosure of information about the nature, risks and financial effects of these interests.

(5) Employee Benefits

The Company has applied the amendments to K-IFRS No. 1019, ‘Employee Benefits’ since January 1, 2013. The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation.

(6) Fair Value Measurement

The Company has applied the amendments to K-IFRS No. 1113, ‘Fair Value Measurement’ since January 1, 2013. The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements.

D.	Impact of Changes in Accounting Policies

(1) Consolidated Financial Statements

In accordance with the transitional provision on K-IFRS No. 1110, the Company assessed control on investees as of January 1, 2013, the initial adoption date of the standard, and there have been no changes in subsidiaries upon adoption of the standard.

(2) Presentation of Financial Statements

The Company early adopted the amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’ since the interim period ended September 30, 2012 and separately present its operating income as operating revenue less operating expense on the separate statement of income.

36

The Company retrospectively applied the amendment to K-IFRS No. 1001, for which the impact is as follows:

(In millions of won)
	For the three month ended March 31, 2012
Operating income before adoption of the amendment	￦	457,702
Differences:
Other non-operating income		—
Gain on disposal of property and equipment and intangible assets		231
Others		4,475

		(4,706)
Other non-operating expense
Loss on disposal of property and equipment and intangible assets		762
Donations		12,270
Bad debt for accounts receivable – other		15,959
Others		678

		29,669

Operating income after adoption of the amendment	￦	482,665

11.	K-IFRS: Preparation, Impact to Financial Statements and Changes in the Accounting Principles Implemented

•	Transition to K-IFRS

The Company prepares its financial statements in accordance with K-IFRS starting from fiscal year 2011 which commenced on January 1, 2011. The Company’s financial statements in previous periods were prepared in accordance with Korean GAAP. The Company’s financial statements for fiscal year 2010, which are presented for comparison, were prepared in accordance with K-IFRS with January 1, 2010 as the transition date and pursuant to K-IFRS No. 1101, “First-time Adoption of Korean International Financial Reporting Standards.”

III.	AUDITOR’S OPINION

1.	Auditor (Consolidated)

Quarter ended March 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	Deloitte Anjin LLC

2.	Audit Opinion (Consolidated)

Period	Auditor’s opinion	Issues noted
Quarter ended March 31, 2013	-	-
Year ended December 31, 2012	Unqualified	-
Year ended December 31, 2011	Unqualified	-

3.	Auditor (Separate)

Quarter ended March 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	Deloitte Anjin LLC

37

4.	Audit Opinion (Separate)

Period	Auditor’s opinion	Issues noted
Quarter ended March 31, 2013	-	-
Year ended December 31, 2012	Unqualified	-
Year ended December 31, 2011	Unqualified	-

5.	Remuneration for Independent Auditors for the Past Three Fiscal Years

A.	Audit Contracts

(Unit: in thousands of Won / hour)
Fiscal Year	Auditors	Contents	Fee	Total number of hours accumulated for the fiscal year
Year ended December 31, 2013	KPMG Samjong Accounting Corp.	Semi-annual review	1,250,000	17,796
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2012	KPMG Samjong Accounting Corp.	Semi-annual review	1,220,000	19,583
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2011	Deloitte Anjin LLC	Semi-annual review	1,364,000	14,033
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

38

B.	Non-Audit Services Contract with External Auditors

(Unit: in thousands of Won)
Period	Contract date	Service provided	Service duration	Fee
Quarter ended March 31, 2013	N/A	N/A	N/A	N/A
Year ended December 31, 2012	N/A	N/A	N/A	N/A
Year ended December 31, 2011	April 11, 2011	Tax consulting	30 days	45,000
	April 28, 2011	Tax consulting	30 days	45,000

6.	Change of Independent Auditors

Starting from 2012, the Company changed its independent auditors to KPMG Samjong Accounting Corp. from Deloitte Anjin LLC due to the expiration of the audit contract with Deloitte Anjin LLC.

IV.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in quarterly and half-year reports in accordance with Korean disclosure rules.

V.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS AND AFFILIATED COMPANIES

1.	Board of Directors

A.	Overview of the Composition of the Board of Directors

The Company’s board of directors (the “Board of Directors”) is composed of eight members: five independent directors and three inside directors. Within the Board, there are five committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee, and Corporate Citizenship Committee.

(As of May 8, 2013)
The number of persons	Inside directors	Independent directors
8	Sung Min Ha, Dae Sik Cho, Dong Seob Jee	Rak Yong Uhm, Dae Shick Oh, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho

At the 29th General Shareholders’ Meeting held on March 22, 2013, Dae Sik Cho was elected as an inside director and Dae Shick Oh was elected as an independent director and a member of the audit committee.

39

B.	Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
351th (the 1st meeting of 2013)	February 7, 2013	- Financial statement as of and for the year ended December 31, 2012	Approved as proposed
		- Annual business report as of and for the year ended December 31, 2012	Approved as proposed
		- Bond offering	Approved as proposed
		- Report of internal accounting management	-
		- Report for subsequent events following 4Q 2012	-
352th (the 2nd meeting of 2013)	February 21, 2013	- 2013 transaction of goods, services and assets with SK Planet	Approved as proposed
		- Convocation of the 29th annual general meeting of shareholders	Approved as proposed
		- Result of internal accounting management system evaluation	-
353th (the 3rd meeting of 2013)	March 22, 2013	- Election of chairman of the board of directors	Approved as proposed
		- Election of committee members	Approved as proposed
		- Financial transactions with affiliated company (SK Securities)	Approved as proposed
354th (the 4rd meeting of 2013)	April 25, 2013	- Sublease transaction of advisor offices	Approved as proposed
		- Budget and operation plans for 2013 SUPEX conferences	Approved as proposed
		- Report for the period after the first quarter of 2013	-

*	The line items that do not show approval are for reporting purposes only.

C.	Committees within Board of Directors

(1)	Committee Structure (As of May 8, 2013)

a)	Compensation Review Committee

Number of Persons	Members		Task
	Inside Directors	Independent Directors
5	-	Rak Yong Uhm, Dae Shick Oh, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho	Review CEO remuneration system and amount.

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

b)	Capex Review Committee

Number of Persons	Members		Task
	Inside Directors	Independent Directors
5	Dong Seob Jee	Rak Yong Uhm, Dae Shick Oh, Jay Young Chung, Jae Ho Cho	Review major investment plans and changes thereto.

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

40

c)	Corporate Citizenship Committee

Number of Persons	Members		Task
	Inside Directors	Independent Directors
5	Dong Seob Jee	Rak Yong Uhm, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho	Review guidelines on “Corporate Social Responsibility” (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

d)	Independent Director Nomination Committee

Number of Persons	Members		Task
	Inside Directors	Independent Directors
3	Sung Min Ha	Dae Shick Oh, Hyun Chin Lim	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee should be independent directors.

e)	Audit Committee

Number of Persons	Members		Task
	Inside Directors	Independent Directors
4	-	Dae Shick Oh, Hyun Chin Lim, Jay Young Chung, Jae Ho Cho	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and Korean Commercial Code.

41

2.	Audit System

The Company’s Audit Committee consists of four independent directors, Dae Shick Oh, Hyun Chin Lim, Jae Ho Cho and Jay Young Chung.

Major activities of the Audit Committee are as follows.

Meeting	Date	Agenda	Approval	Remarks
The 1st meeting of 2013	February 6, 2013	• Construction of mobile phone facilities for 2013	Approved as proposed
		• Construction of transmission network facilities for 2013	Approved as proposed
		• Evaluation of internal accounting controls based on the opinion of the members of the audit committee	Approved as proposed
		• Review business and audit results for the second half of 2012 and business and audit plan for 2013	-
		• Report of internal accounting management system	-
The 2nd meeting of 2013	February 20, 2013	• Report on 2012 IFRS audit	-
		• Report on review of 2012 internal accounting management system	-
		• Evaluation of internal accounting management system operation	Approved as proposed
		• Agenda and document review for the 29th annual general meeting of shareholders	Approved as proposed
		• Auditor’s report for fiscal year 2012	Approved as proposed
		• 2013 IT SM contract	Approved as proposed
The 3rd meeting of 2013	March 21, 2013	• Transactions with SK C&C in the second quarter of 2013	Approved as proposed
		• Plans for financial transactions with affiliated company (SK Securities)	-
The 4th meeting of 2013	April 24, 2013	• Election of chairman	Approved as proposed
		• Purchase of maintenance, repair and operations items from Happynarae Co., Ltd.	Approved as proposed
		• Service contract for SK Telecom China Holdings Co., Ltd.	Approved as proposed
		• Remuneration for outside auditor for fiscal year 2013	Approved as proposed
		• Outside auditor service plan for fiscal year 2013	Approved as proposed
		• Audit plan for fiscal year 2013	-

*	The line items that do not show approval are for reporting purposes only.

3.	Shareholders’ Exercise of Voting Rights

A.	Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the General Meeting of Shareholders in 2003.

Articles of Incorporation	Description
Article 32 (3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.
Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32 (3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general shareholders’ meeting of 2003.

Also, neither written or electronic voting system nor minority shareholder rights is applicable.

42

4.	Affiliated Companies

A.	Capital Investments between Affiliated Companies

(As of March 31, 2013)

Investing company	Invested companies
	SK Corporation	SK Innovation	SK Energy	SK Global Chemical	SK Telecom	SK Networks	SKC	SK E&C	SK Shipping	SK Securities
SK Holdings		33.4%			25.2%	39.1%	42.5%	40.0%	83.1%
SK Innovation			100.0%	100.0%
SK Energy
SK Global Chemical
SK Networks
SK Telecom
SK Chemicals						0.02%		25.4%
SKC
SK E&C
SK Gas
SK C&C	31.8%									10.0%
SK E&S
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion
SK Lubricants
SK Shipping
SK Planet
SK Hynix
Ko-one Energy
SK Seentec

Total affiliated companies	31.8%	33.4%	100.0%	100.0%	25.2%	39.2%	42.5%	65.4%	83.1%	10.0%

43

	Invested companies
Investing company	SK E&S	SK Gas	DOPCO	CCE	YN Energy	Ko-one Energy Service	SK Sci-tech	SK Telink	Busan City Gas	Jeonnam City Gas
SK Holdings	94.1%
SK Innovation			41.0%
SK Energy
SK Global Chemical
SK Networks
SK Telecom								83.5%
SK Chemicals		45.5%					50.0%
SK C
SK E&C
SK Gas
SK C&C	5.9%
SK E&S				100.0%	100.0%	99.7%			40.0%	100.0%
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion
SK Lubricants
SK Shipping
SK Planet
SK Hynix
Ko-one Energy Service
SK Seentec		10.0%

Total affiliated companies	100.0%	55.5%	41.0%	100.0%	100.0%	99.7%	50.0%	83.5%	40.0%	100.0%

	Invested companies
Investing company	Gangwon City Gas	JBES	M & Service	SK Wyverns	Infosec	Happynarae (formerly, MRO Korea)	SK Telesys	Encar network	F&U Credit Info	Hanam Energy Service
SK Holdings
SK Innovation						42.5%
SK Energy
SK Global Chemical
SK Networks
SK Telecom				100.0%		42.5%			50.0%
SK Chemicals
SK C							50.0%
SK E&C
SK Gas						5.0%
SK C&C					100.0%	5.0%		100.0%
SK E&S	100.0%	100.0%
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion
SK Lubricants
SK Shipping
SK Planet			100.0%
SK Hynix
Ko-one Energy Service										100.0%
SK Seentec

Total affiliated companies	100.0%	100.0%	100.0%	100.0%	100.0%	95.0%	50.0%	100.0%	50.0%	100.0%

44

	Invested companies
Investing company	SK D&D	Natruck	Loen Entertainment	Speed Motor	SK Mobile Energy	SK Petrochemical	SK Communications	SK Planet	SKC Air Gas	SKN service
SK Holdings
SK Innovation					100.0%
SK Energy		100.0%
SK Global Chemical						100.0%
SK Networks				100.0%						86.5%
SK Telecom								100.0%
SK Chemicals
SK C									80.0%
SK E&C	40.4%
SK Gas
SK C&C
SK E&S
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion
SK Lubricants
SK Shipping
SK Planet			67.6%				64.6%
SK Hynix
Ko-one Energy Service
SK Seentec

Total affiliated companies	40.4%	100.0%	67.6%	100.0%	100.0%	100.0%	64.6%	100.0%	80.0%	86.5%

	Invested companies
Investing company	Commerce Planet	Real Vest	SKC Solmics Co., Ltd.	SK Broadband	LC&C	PMP	PS&Marketing	UBcare	PyongTaek Energy Service	Wirye Energy Service
SK Holdings
SK Innovation
SK Energy
SK Global Chemical
SK Networks					79.6%
SK Telecom				50.6%			100.0%
SK Chemicals								44.0%
SK C			46.3%
SK E&C		100.0%
SK Gas
SK C&C
SK E&S						100.0%			100.0%	71.0%
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion
SK Lubricants
SK Shipping
SK Planet	100.0%
SK Hynix
Ko-one Energy Service
SK Seentec

Total affiliated companies	100.0%	100.0%	46.3%	50.6%	79.6%	100.0%	100.0%	44.0%	100.0%	71.0%

45

	Invested companies
Investing company	Jeju United FC	MKS Guarantee	SK Forest	SK Lubricants	MAD Smart	Bizen	SK HY ENG	HYSTEC	Silicon File	Ami Power
SK Holdings			100.0%
SK Innovation				100.0%
SK Energy	100.0%
SK Global Chemical
SK Networks
SK Telecom
SK Chemicals
SK C
SK E&C
SK Gas
SK C&C						99.0%
SK E&S
SK Communications
SK Broadband
SK D&D		100.0%
SK Continental E-Motion
SK Lubricants
SK Shipping
SK Planet					100.0%
SK Hynix							100.0%	100.0%	27.9%	100.0%
Ko-one Energy Service
SK Seentec

Total affiliated companies	100.0%	100.0%	100.0%	100.0%	100.0%	99.0%	100.0%	100.0%	27.9%	100.0%

	Invested companies
Investing company	SK Seentec	Daejeon Pure Water	Gwangju Pure Water	SKW	Television Media Korea	Network O&S	Service Ace	Service Top	SK Pinx	U base Manufacturing Asia
SK Holdings
SK Innovation
SK Energy
SK Global Chemical
SK Networks									100.0%
SK Telecom						100.0%	100.0%	100.0%
SK Chemicals	100.0%
SK C				65.0%
SK E&C		32.0%	42.0%
SK Gas
SK C&C
SK E&S
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion										100.0%
SK Lubricants
SK Shipping
SK Planet					51.0%
SK Hynix
Ko-one Energy Service
SK Seentec

Total affiliated companies	100.0%	32.0%	42.0%	65.0%	51.0%	100.0%	100.0%	100.0%	100.0%	100.0%

46

	Invested companies
Investing company	SKSM	Ulsan Aromatics	SK Biofarm	SK Hynix	SKC Lighting	Gimcheon Energy	SK Continental E-Motion
SK Holdings			100.0%
SK Innovation
SK Energy
SK Global Chemical		50.0%
SK Networks
SK Telecom				21.1%
SK Chemicals
SK C					72.2%
SK E&C
SK Gas
SK C&C
SK E&S						50.0%
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion							100.0%
SK Lubricants
SK Shipping	100.0%
SK Planet
SK Hynix
Ko-one Energy Service
SK Seentec

Total affiliated companies	100.0%	50.0%	100.0%	21.1%	72.2%	50.0%	100.0%

*	Change in company names:

•	Ko-one Energy Service changed its name from Daehan City Gas

•	Ulsan Aromatics changed its name from Arochemi

•	Happynarae changed its name from MRO Korea

•	Bizen changed its name from Telsk

•	SK Hystec changed its name from Hystec

•	SK HY ENG changed its name from Hynix Engineering

47

VI.	SHAREHOLDERS

1.	Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of March 31, 2013)						(Unit: Shares, %)
			Number of shares owned and ownership ratio
			Beginning of Period		End of Period
Name	Relationship	Type of share	Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Holdings Co., Ltd.	Largest Shareholder	Common share	20,363,452	25.22	20,363,452	25.22
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Shin Won Chey	Officer of affiliated company	Common share	2,000	0.00	2,000	0.00
Sung Min Ha	Officer of affiliated company	Common share	738	0.00	738	0.00
Bang Hyung Lee*	Officer of affiliated company	Common share	200	0.00	0	0.00

Total-		Common share	20,366,490	25.22	20,366,290	25.22

*	Resigned on January 31, 2012.

B.	Overview of the Largest Shareholder

SK Holdings Co., Ltd. (“SK Holdings”) is a holding company and as of March 31, 2013, has nine subsidiaries: SK Innovation Co., Ltd., SK Telecom Co., Ltd., SK Networks Co., Ltd., SKC Co., Ltd., SK Shipping Co., Ltd., SK E&C Co., Ltd., SK E&S Co., Ltd., SK Biofarm Co., Ltd. and SK Forest Co., Ltd.

Details of the subsidiaries of SK Holdings are as follows:

				(Unit: in millions of Won)
Affiliates	Share Holdings	Book Value (million Won)	Industry	Description
SK Innovation Co., Ltd.	33.4%	3,944,657	Energy and Petrochemical	Publicly Listed
SK Telecom Co., Ltd.	25.2%	3,091,125	Telecommunication	Publicly Listed
SK Networks Co., Ltd.	39.1%	1,165,759	Trading, Energy Sale	Publicly Listed
SKC Co., Ltd.	42.5%	254,632	Synthetic Resin Manufacturing	Publicly Listed
SK E&C Co., Ltd.	40.0%	485,171	Construction	Privately Held
SK Shipping Co., Ltd.	83.1%	607,643	Ocean Freight	Privately Held
SK E&S Co., Ltd.	94.1%	1,026,307	Gas Company Holdings and Power Generation	Privately Held
SK Biofarm Co., Ltd.	100.0%	228,702	Biotechnology	Privately Held
SK Forest Co., Ltd.	100.0%	60,200	Forestry and landscaping	Privately Held

*	The above share holdings are based on common stock holdings as of March 31, 2013.

48

SK Holdings is a publicly listed company and is required to submit a report of its significant business activities in accordance with Article 161 of the Financial Investment Services and Capital Markets Act. Also as a holding company, SK Holdings is required to report key management activities of its subsidiaries in accordance with Article 8 of KOSPI Market Disclosure Regulation.

The rule is applicable to subsidiaries whose book value of the holding company’s shareholding exceeds 10% of its total assets based on the financial statements as of December 31, 2012. SK Innovation Co., Ltd., SK Telecom Co., Ltd. and SK Networks Co., Ltd. are three such subsidiaries.

2.	Changes in Shareholdings of the Largest Shareholder

Changes in shareholdings of the largest shareholder are as follows.

(As of March 31, 2013)				(Unit: Shares, %)
Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held	Holding Ratio	Remarks

SK Corporation	March 11, 2011	18,750,490	23.22	Man Won Jung, SK Telecom’s CEO, resigned Shin Bae Kim, SK C&C’s CEO, resigned
	April. 5, 2011	18,749,990	23.22	Dal Sup Shim, an Independent Director, disposed 500 shares
	July 8, 2011	18,749,990	23.22	Shin Won Chey, SKC’s Chairman, purchased 500 shares
	August 5, 2011	18,750,490	23.22	Shin Won Chey, SKC’s Chairman, purchased 500 shares
	August 23, 2011	18,751,490	23.22	Shin Won Chey, SKC’s Chairman, purchased 500 shares
	December 21, 2011	20,366,490	25.22	SK Holdings purchased 1,615,000 shares
	January 31, 2012	20,366,290	25.22	Retirement of Bang Hyung Lee, a former officer of an affiliated company

*	Shares held are the sum of shares held by SK Holdings and its related parties.

49

3.	Distribution of Shares

A.	Shareholders with ownership of 5% or more and others

(As of December 31, 2012)		(Unit: shares, %)

Rank	Name (title)	Common share
		Number of shares	Ownership ratio
1	Citibank ADR	19,377,247	24.00
2	SK Holdings	20,363,452	25.22
3	SK Telecom	11,050,712	13.69
4	National Pension Service*	4,928,904	6.10
Shareholdings under the Employee Stock Ownership Program**		189,954	0.24

*	Shares held as of February 6, 2013.
**	Shares held as of March 31, 2013.

B.	Shareholder Distribution

(As of December 31, 2012)	(Unit: shares, %)

Classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks
Total minority shareholders *	23,891	99.78%	25,939,500	32.12%	—

*	Defined as shareholders whose shareholding is less than a hundredth of the total issued and outstanding shares.

4.	Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

(Unit: Won, shares)

Types		March 2013	February 2013	January 2013	December 2012	November 2012	October 2012
Common stock	Highest	185,500	181,500	173,500	161,000	156,500	159,500
	Lowest	176,500	170,000	150,000	151,500	148,000	145,500
Monthly transaction volume		4,078,714	5,273,834	4,963,152	3,490,158	3,941,628	3,423,464

B.	Foreign Securities Market

New York Stock Exchange						(Unit: US$, ADR)

Types		March 2013	February 2013	January 2013	December 2012	November 2012	October 2012
Depository Receipt	Highest	18.69	18.45	17.98	16.48	15.94	16.19
	Lowest	17.63	17.14	15.69	15.40	15.09	14.48
Monthly transaction volume		26,144,041	45,507,772	42,451,234	26,702,427	34,396,407	24,874,194

50

VII.	EMPLOYEES AND DIRECTORS

1.	Employees

(As of March 31, 2013)	(Unit: persons, in thousands of Won)

Classification	Number of employees				Average service year	Aggregate wage for the year ended December 31, 2012	Average wage per person	Remarks
	Regular employees	Contract employees	Others	Total
Male	3,516	54	—	3,570	13	200,013,197	55,948	—
Female	528	66	—	594	11	24,138,286	39,964	—

Total	4,044	120	—	4,164	13	224,151,483	53,638	—

* Excludes retirement and severance payments to employees whose employment was terminated before the end of the respective employment periods.

2.	Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

	(Unit: in millions of Won)

Classification	Number of Directors	Aggregate Amount Approved
Directors	8	12,000

B.	Amount Paid

(As of March 31, 2013)	(Unit: in millions of Won)

Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director
Insider Directors	3	1,861	620
Independent Directors*	1	23	23
Audit Committee Members	4	91	23

Total	8	1,975	247

*	Excludes independent directors who are Audit Committee members.

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VIII.	RELATED PARTY TRANSACTIONS

1.	Loans to the Largest Shareholder and Related Persons

None

2.	Transfer of Assets to/from the Largest Shareholder and Other Transactions

A.	Investment and Disposition of Investment

None.

B.	Transfer of Assets

None.

3.	Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Persons)

A.	Provisional Payment and Loans (including loans on marketable securities)

(Unit: in millions of Won)

Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Midus and others	Agency	Long-term and short-term loans	89,491	99,138	91,232	97,397	—	—

(Unit: in millions of Won)

Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Daehan Kanggun BcN Co., Ltd.	Investee	Long-term loans	22,102	—	—	22,102	—	—

IX.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1.	Developments in the Items Mentioned in Prior Reports on Important Business Matters

A.	Status and Progress of Major Management Events

None.

52

B.	Summary Minutes of the General Meeting of Shareholders

Date	Agenda		Resolution
27th Fiscal Year Meeting of Shareholders (March 11, 2011)	1.	Approval of the financial statements for the year ended December 31, 2010	Approved (Cash dividend, Won 8,400 per share)
	2.	Approval of Remuneration Limit for Directors	Approved
	3.	Amendment to Company Regulation on Executive Compensation	Approved (Won 12 billion)
	4.	Election of Directors	Approved (Sung Min Ha, Jin Woo So)
		• Election of inside directors	Approved (Rak Young Uhm, Jay Young Chung, Jae Ho Cho)
• Election of independent directors
		• Election of independent directors as Audit Committee member	Approved (Jay Young Chung, Jae Ho Cho)
1st Extraordinary Meeting of Shareholders (August 31, 2011)	1.	Approval of the Spin-off Plan	Approved (Spin-off of SK Planet)
	2.	Election of Directors	Approved (Jun Ho Kim)
28th Fiscal Year Meeting of Shareholders (March 23, 2012)	1.	Approval of the financial statements for the year ended December 31, 2011	Approved (Cash dividend, Won 8,400 per share)
	2.	Amendment to Articles of Incorporation	Approved
	3.	Election of Directors	Approved (Young Tae Kim)
		• Election of inside directors	Approved (Dong Seob Jee)
		• Election of inside directors	Approved (Hyun Chin Lim)
• Election of independent directors
	4.	Election of an independent director as Audit Committee member	Approved (Hyun Chin Lim)
	5.	Approval of Remuneration Limit for Directors	Approved (Won 12 billion)
29th Fiscal Year Meeting of Shareholders (March 22, 2013)	1.	Approval of the financial statements for the year ended December 31, 2012	Approved (Cash dividend, Won 8,400 per share)
	2.	Amendments to Articles of Incorporation	Approved
	3.	Election of Directors	Approved (Dae Sik Cho)
		• Election of an inside director	Approved (Dae Shick Oh)
• Election of an independent director
	4.	Election of an independent director as Audit Committee member	Approved (Dae Shick Oh)
	5.	Approval of Remuneration Limit for Directors	Approved (Won 12 billion)

53

2.	Contingent Liabilities

[SK Telecom]

A.	Material Legal Proceedings

(1)	Claim for Copyright License Fees regarding “Coloring” Services

On May 7, 2010, Korea Music Copyright Association (“KOMCA”) filed a lawsuit with the court demanding that the Company pay KOMCA license fees for the Company’s “Coloring” services. The court rendered a judgment against the Company ordering the Company to pay Won 570 million to KOMCA, which was affirmed by the appellate court on October 26, 2011. The Company appealed to the Supreme Court on November 8, 2011. The Company plans to vigorously defend itself in the Supreme Court by supplementing legal analysis relating to the interpretation of legal actions. While the Company does not expect this litigation to have an immediate impact on its business or results of operation because the judgment amount is Won 570 million and the final outcome of the litigation has not been decided, the Company may be required to pay increased on-going license fees in the future if the final judgment is rendered against it.

* Actual impact on the Company’s business and financial condition from the litigation may be different from the Company’s expectation stated above.

B. Other Matters

(1)	Pledged Assets and Covenants

SK Broadband has provided “geun” mortgage amounting to Won 15.2 billion to others, including Ilsan Guksa, on a part of its buildings in connection with the leasing of the buildings.

In 2011, PS&Marketing, a consolidated subsidiary of the Company, entered into a loan agreement to borrow up to Won 40 billion of working capital from Shinhan Bank. In connection with the loan agreement, it pledged Won 52 billion of its inventories to Shinhan Bank as collateral.

(2)	Payment Guarantee by the Company

The Company is participating in the tactical aeronautics project of the Defense Acquisition Program Administration of Korea (the “DAPA”), together with the Joint Defense Corporation. The Company has guaranteed the payment of US$3,897,196 that the DAPA has prepaid to the Joint Defense Corporation.

[SK Broadband]

A. Material Legal Proceedings

(1)	SK Broadband as the Plaintiff

	(Unit: in thousands of Won)

Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Claim for Cancellation of Korea Fair Trade Commission’s Penalty Reassessment	September 2009	1,810,000	Pending before Supreme Court
Claim relating to Gangamgu District Office Cable-Burying Project	March 2010	345,271	Pending before Supreme Court
Administrative Proceeding relating to Gangnamgu District Office	April 2010	703,440	Pending before Administrative Court
Damages Claims against Golden Young and Others	April 2011	454,267	Pending before District Court
Damages Claim relating to Hyundai Construction	December 2010	561,282	Pending before Appellate Court
Other claims and proceedings	—	2,000

Total	—	3,876,261	—

54

(2)	SK Broadband as the Defendant

	(Unit: in thousands of Won)

Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Damage Claim by Sun Technology and One Other	October 2011	1,006,429	Pending before Appellate Court
Damages Claim from Jin Man Cho and One Other	January 2011	200,000	Pending before Appellate Court
Damages Claim by Mac Telecom and Five Other Companies	January 2012	606,000	Pending before District Court
Damages Claim by On-nuri Co., Ltd.	December 2011	101,000	Pending before District Court
Damages Claim by Haein Networks	March 2013	101,000	Pending before District Court
Other claims and proceedings	—	166,584	—

Total	—	2,181,013	—

The management believes that the final results of the litigations listed above would not have a material impact on the company’s financial statements. In addition, in 2011, SK Broadband partly lost in a litigation relating to the leak of personal information at the district court, which ordered SK Broadband to pay damages of Won 5,459 million (out of the plaintiffs’ claims of Won 24,689 million), and recognized such damage order as other accounts payable.

[SK Communications]

A. Material Legal Proceedings

As of March 31, 2013, the aggregate amount of claims was Won 6.1 billion. The management cannot reasonably forecast the outcome of the pending cases.

B. Other Contingent Liabilities

The material payment guarantees provided by third parties to SK Communications as of March 31, 2013 are set forth in the table below.

	(Unit: in thousands of Won)

Financial Institution	Guarantee	Amount
Seoul Guarantee Insurance Company	Prepaid coverage payment guarantee	700,000
Seoul Guarantee Insurance Company	Provisional deposit guarantee insurance for bonds	1,068,051
Seoul Guarantee Insurance Company	Contractual payment guarantee	514,161

[SK Planet]

A. Material Legal Proceedings

As of March 31, 2013, there were two pending proceedings with SK Planet as the defendant and the aggregate amount of the claims was Won 1.2 billion. The management cannot reasonably forecast the outcome of the pending cases and no amount in connection with these proceedings were recognized on the Company’s financial statements.

55

3.	Status of sanctions, etc.

[SK Telecom]

On December 2, 2010, the Korea Communications Commission imposed on the Company a fine of Won 6.2 billion and issued a correctional order in a case relating to the obstruction of subscribers’ utilization of wireless Internet services. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by March 2011.

On September 19, 2011, the Korea Communications Commission imposed on the Company a fine of Won 6.86 billion and issued a correctional order for providing discriminatory subsidy to subscribers. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by January 2012.

On April 22, 2011, the Company received a correctional order from the Fair Trade Commission of Korea for violation of Article 21 of the Electronic Commerce Act and was imposed a fine of Won 5 million. The Company paid the fine and filed a suit disputing the order of the Fair Trade Commission. The suit is currently pending.

On November 11, 2011, the Company received a correctional order from the Fair Trade Commission of Korea for violation of Article 23 of the Fair Trade Act relating to the transfer of patented technology necessary for the supply of relay facilities. The Company has corrected the procedures before receiving the correctional order.

On March 14, 2012, the Company received a correctional order from the Fair Trade Commission of Korea for an alleged violation of Article 23 of the Fair Trade Act relating to the handset subsidy practice and distribution of handsets and was imposed a fine of Won 21,928 million. The Company appealed the order and filed a suit with the administrative court. The suit is currently pending.

On February 6, 2012, the Company received three penalty points and was imposed a fine of Won 3 million from the Korea Exchange for a violation of Article 35 of Korea Exchange’s disclosure rules. The Company paid the fine and has been taking efforts to prevent a repetitive violation.

On June 21, 2012, the Company received a correctional order from the Korea Communications Commission in connection with its decision on whether the Company had violated regulations related to the safeguarding of location information. The Company completed the improvement of the procedures in consultation with the Korea Communications Commission by December 2012.

On July 4, 2012, the Company received a correctional order and a fine of Won 24,987 million from the Fair Trade Commission of Korea for alleged violation of Article 23 of the Fair Trade Act relating to the payment of system management and operation fees. The Company appealed the order and filed a suit with the administrative court. On September 12, 2012, the Company received a formal written letter from the Fair Trade Commission of Korea with a corrected fine of Won 25,042 million, which also includes the fine for transactions in the first half of 2012.

On December 24, 2012, the Korea Communications Commission imposed on the Company a fine of Won 6.89 billion, imposed a suspension on acquiring new subscribers from January 31, 2013 to February 21, 2013 and issued a correctional order for providing discriminatory subsidiaries to subscribers. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by March 2013.

On January 11, 2013, the Company received a correctional order and a fine of Won 100 million from the Fair Trade Commission of Korea for alleged violation of Article 23 of the Fair Trade Act relating to the Company’s transactions with its distribution network. The Company paid the fine by May 10, 2013.

On March 14, 2013, the Korea Communications Commission imposed on the Company a fine of Won 3.14 billion and issued a correctional order in a case for providing discriminatory subsidiaries to subscribers. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by April 2013.

56

Certain former executive officers of the Company were acquitted in district court with respect to certain of the Company’s past transactions. An appeal has been filed at the applicable high court, where the case is currently pending.

[SK Broadband]

(1) Violation of Accounting Rules

•	Date: December 13, 2012

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 39 million from the Korea Communications Commission.

•	Reason and the relevant law: Business report for 2011 violated accounting rules under Article 49 of the Telecommunication Business Act.

•	Status of Implementation: Paid the fine.

•	Company’s plan: Will improve accounting management system.

(2) Violation of the Telecommunications Business Act

•	Date: May 18, 2012

•	Subject Company: SK Broadband

•	Sanction: SK Broadband received a correctional order and a fine of Won 253 million

•

Reason and relevant law: Violation of Article 50, Paragraph 1, Number 5 of the Telecommunications Business Act and Article 50, Paragraph 1 of the related Enforcement Decree for offering discounts outside the terms and conditions of the subscription agreement to certain subscribers and thereby discriminating against certain subscribers

•	Status of implementation: Paid the fine, ceased the prohibitive practice, disclosed receiving the correctional order in a newspaper advertisement and changed business practice to prevent reoccurrence.

•	Company’s plan: Continuous management of the company’s distribution network and improve the company’s distribution structure.

(3) Violation of Accounting Rules

•	Date: January 20, 2012

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 54 million from the Korea Communications Commission.

•	Reason and the Relevant Law: Business report for 2010 violated accounting rules under Article 49 of the Telecommunication Business Act.

•	Status of Implementation: Paid the fine.

•	Company’s Plan: Will improve accounting management system.

57

(4) Violation of the Telecommunication Business Act

•	Date: November 23, 2011

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 30 million from the Korea Communications Commission.

•	Reason and the Relevant Law: Violated Telecommunication Business Act by allocating “060” number without prior review and charging fees for the service usage.

•	Status of Implementation: Paid the fine, stopped the prohibited practice, improved operating procedures and reported the results.

•	Company’s Plan: Will improve operating procedures.

(5) Violation of the Act on Facilitation of the Use of Information Network and Protection of Information

•	Date: July 14, 2011

•	Subject: SK Broadband and a former officer of SK Broadband

•	Sanction: SK Broadband was imposed a fine of Won 15 million and the former officer was imposed a fine of Won 5 million.

•

Reason and the Relevant Law: Violated Articles 24 and 62 of the Act on Facilitation of the Use of Information Network and Protection of Information by providing subscribers’ personal information to telemarketers without subscribers’ consents.

•	Status of Implementation: Paid the fine.

•	Company’s Plan: Provide education to officers and employees and strengthen internal regulations.

(6) Violation of the Telecommunication Business Act

•	Date: February 21, 2011

•	Subject Company: SK Broadband

•	Sanction: SK Broadband was imposed a correctional order and a fine of Won 3.2 billion from the Korea Communications Commission.

•

Reason and the Relevant Law: Improperly discriminated subscribers with respect to the fee reduction in the process of acquiring high-speed Internet subscribers. Violated Article 50 of the Telecommunication Business Act and Article 42 of the Enforcement Decree.

•	Status of Implementation: Paid the fine, stopped the prohibited practice, published the sanction on newspapers, improved operating procedures and amended the terms of services.

•	Company’s Plan: Continue to monitor marketing networks, improve marketing procedures, distribute incentive items directly and reduce incentive items.

58

4.	Important Matters That Occurred After March 31, 2013

[SK Telecom]

(1) Bond offering

On April 23, 2013, the Company issued two tranches of fixed-rate unsecured bonds in the principal amounts of Won 230 billion (with an annual interest rate of 3.03% and maturity date of April 23, 2023) and Won 130 billion (with an annual interest rate of 3.22% and maturity date of April 23, 2033).

[SK Planet]

(1) Merger

On April 22, 2013, the board of directors of SK Planet resolved to merge MAD Smart into SK Planet to combine the companies’ ICT capacities and increase its competitiveness in the platform business. The merger will be effective on June 1, 2013. In connection with this merger, SK Planet will not issue any new shares.

5.	Use of Proceeds

A.	Use of Proceeds from Public Offerings

•	Not applicable.

B.	Use of Proceeds from Private Offerings

(Unit: In millions of Won)

Classification	Closing Date	Proceeds	Planned Use of Proceeds	Actual Use of Proceeds	Reasons for Change
Convertible Bonds	April 7, 2009	437,673	Refinancing of convertible bonds issued in May 2004	Refinancing and working capital	—

59

SK TELECOM CO., LTD.

Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2013 and 2012

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the condensed consolidated statement of financial position as of March 31, 2013, the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2013 and 2012 and notes, comprising a summary of significant accounting policies and other explanatory information.

We did not review the financial statements of SK Broadband Co., Ltd., a domestic subsidiary, and an associate, whose financial statements constitute 19.6% of the Group’s consolidated total assets as of March 31, 2013 and 11.9% (2012: 15.2%) of the Group’s consolidated operating revenue for the three-month period ended March 31, 2013. Other auditors reviewed those financial statements and our report, insofar as it relates to the amounts included for these entities, is based solely on the reports of other auditors.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, ‘Interim Financial Reporting’, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews and the reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No.1034 ‘Interim Financial Reporting’.

Highlights

As discussed in note 35, during the three-month period ended June 30, 2012 the Group decided to discontinue the broadcasting business operation due to the accumulating losses resulting from the continuing decline in satellite digital multimedia broadcasting subscribers. The Group has presented operating results of this broadcasting business as loss from discontinued operation and accordingly restated the comparative information of the statement of income for the three-month period ended March 31, 2012.

As discussed in note 3 to the condensed consolidated interim financial statements, the Group adopted amendments to K-IFRS No.1001, ‘Presentation of Financial Statements’ from the interim period ended September 30, 2012 and separately presents operating income on the consolidated statements of income, which is calculated as operating revenue less operating expense. The Group applied this change in accounting policies retrospectively and accordingly restated the comparative information of the consolidated statement of income for the three-month period ended March 31, 2012.

Other matters

The statement of financial position of the Group as of December 31, 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated February 22, 2013, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2012, presented for comparative purposes, is not different from that audited by us in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying condensed consolidated interim financial statements are for use by those knowledgeable about Korean review standards and their application in practice.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 10, 2013

This report is effective as of May 10, 2013, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Financial Position

As of March 31, 2013 and December 31, 2012

(In millions of won)	Note	March 31, 2013		December 31, 2012

Assets
Current Assets:
Cash and cash equivalents	10,31,32	￦	1,124,348	920,125
Short-term financial instruments	5,10,31,32		338,651	514,417
Short-term investment securities	8,10,31,32		188,454	60,127
Accounts receivable - trade, net	6,10,31,32,33		2,223,429	1,954,920
Short-term loans, net	6,31,32,33		93,306	84,908
Accounts receivable - other, net	6,31,32,33		697,239	582,098
Prepaid expenses	10		111,256	102,572
Derivative financial assets	21,31,32		13,677	9,656
Inventories, net	7,10,34		205,115	242,146
Assets classified as held for sale	9		2,143	775,556
Advanced payments and other	6,10,31,32		84,060	47,896

Total Current Assets			5,081,678	5,294,421

Non-Current Assets:
Long-term financial instruments	5,10,31,32		634	144
Long-term investment securities	8,10,31,32		990,700	953,712
Investments in associates	10,11		4,817,238	4,632,477
Property and equipment, net	10,12,34		9,577,989	9,712,719
Investment property, net	13		26,140	27,479
Goodwill	14		1,736,161	1,744,483
Intangible assets, net	10,15		2,653,778	2,689,658
Long-term loans, net	6,10,31,32		61,942	69,299
Long-term prepaid expenses	34		25,321	31,341
Guarantee deposits	5,6,10,31,32		238,697	236,242
Long-term derivative financial assets	21,31,32		84,062	52,992
Deferred tax assets	10,29		85,669	124,098
Other non-current assets	6,31,32		28,833	26,494

Total Non-Current Assets			20,327,164	20,301,138

Total Assets		￦	25,408,842	25,595,559

See accompany notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Financial Position, Continued

As of March 31, 2013 and December 31, 2012

(In millions of won)	Note	March 31, 2013		December 31, 2012

Liabilities and Equity
Current Liabilities:
Short-term borrowings	16	￦	160,000	600,245
Current portion of long-term debt, net	10,16,19,31,32		910,255	892,867
Accounts payable - trade	10,31,32		253,537	253,884
Accounts payable - other	10,31,32		2,203,409	1,811,038
Withholdings	10,31,32		834,663	717,170
Accrued expenses	10,31,32		979,105	890,863
Income tax payable	29		102,955	60,253
Unearned revenue	10		509,912	258,691
Provisions	18		208,427	287,307
Advanced receipts and other	10,31,32		124,845	108,272
Liabilities classified as held for sale	9		—	294,305

Total Current Liabilities			6,287,108	6,174,895

Non-Current Liabilities:
Debentures, net, excluding current portion	16,31,32		5,731,863	4,979,220
Long-term borrowings, excluding current portion	16,31,32		18,412	369,237
Long-term payables - other	17,31,32		565,599	715,508
Long-term unearned revenue			150,409	160,821
Finance lease liabilities	19,31,32		18,106	22,036
Defined benefit liabilities	10,20		102,342	86,521
Long-term derivative financial liabilities	21,31,32		28,802	63,599
Long-term provisions	18		76,667	106,561
Other non-current liabilities	31,32		61,834	62,379

Total Non-Current Liabilities			6,754,034	6,565,882

Total Liabilities			13,041,142	12,740,777

Equity
Share capital	1,22		44,639	44,639
Capital deficit and other capital adjustments	10,22,23		(351,978)	(288,883)
Retained earnings	24		11,890,283	12,124,657
Reserves	25		2,176	(25,636)

Equity attributable to owners of the Parent Company			11,585,120	11,854,777
Non-controlling interests			782,580	1,000,005

Total Equity			12,367,700	12,854,782

Total Liabilities and Equity		￦	25,408,842	25,595,559

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Income

For the three-month periods ended March 31, 2013 and 2012

(In millions of won except for per share data)	Note	March 31, 2013		March 31, 2012

Continuing operations
Operating revenue:	4,33
Revenue		￦	4,112,637	3,969,711

Operating expense:	33
Labor cost			448,619	355,533
Commissions paid			1,450,758	1,414,443
Depreciation and amortization	4		640,839	580,260
Network interconnection			252,549	296,151
Leased line			113,629	118,935
Advertising			64,906	69,903
Rent			110,866	106,876
Cost of products that have been resold			320,673	271,436
Other operating expenses	26		299,165	256,880

Sub-total			3,702,004	3,470,417

Operating income	3,4		410,633	499,294

Finance income	4,28		37,450	68,205
Finance costs	4,28		(148,763)	(110,954)
Gains (losses) related to investments in subsidiaries, associates and joint ventures, net	4,9,11		161,325	(27,583)
Other non-operating income	4,27		13,863	9,942
Other non-operating expenses	27		(46,602)	(44,054)

Profit before income tax			427,906	394,850

Income tax expense from continuing operations	29		(81,972)	(84,576)

Profit from continuing operations			345,934	310,274

Discontinued operation
Loss from discontinued operation, net of income taxes	35		—	(9,893)

Profit for the period		￦	345,934	300,381

Attributable to:
Owners of the Parent Company		￦	354,154	306,424
Non-controlling interests			(8,220)	(6,043)

Earnings per share	30
Basic earnings per share		￦	5,081	4,397

Diluted earnings per share		￦	5,081	4,312

Earnings per share - Continuing operations	30
Basic earnings per share		￦	5,081	4,539

Diluted earnings per share		￦	5,081	4,454

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income

For the three-month periods ended March 31, 2013 and 2012

(In millions of won)	Note	March 31, 2013		March 31, 2012

Profit for the period		￦	345,934	300,381

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Actuarial losses on defined benefit obligations, net	20		(3,083)	(3,691)
Items that may be reclassified subsequently to profit or loss:
Net change in unrealized fair value of available-for-sale financial assets	25,28		(19,237)	(14,232)
Net change in other comprehensive income of investments in associates and joint ventures	25		48,964	6,435
Net change in unrealized fair value of derivatives	25,28		(7,450)	(17,981)
Foreign currency translation differences for foreign operations	25		6,208	(10,319)

			25,402	(39,788)

Total comprehensive income		￦	371,336	260,593

Total comprehensive income attributable to:
Owners of the Parent Company		￦	378,876	271,631
Non-controlling interests			(7,540)	(11,038)

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Changes in Equity

For the three-month periods ended March 31, 2013 and 2012

(In millions of won)
	Controlling Interest
	Share capital		Capital deficit and other capital adjustments	Retained earnings	Reserves	Sub-total	Non- controlling interests	Total equity
Balance, January 1, 2012	￦	44,639	(285,347)	11,642,525	260,064	11,661,881	1,070,828	12,732,709
Cash dividends		—	—	(585,438)	—	(585,438)	(1,956)	(587,394)
Total comprehensive income
Profit (loss) for the period		—	—	306,424	—	306,424	(6,043)	300,381
Other comprehensive loss		—	—	(4,169)	(30,624)	(34,793)	(4,995)	(39,788)
Changes in ownership in subsidiaries		—	(5,341)	—	—	(5,341)	(8,577)	(13,918)

Balance, March 31, 2012	￦	44,639	(290,688)	11,359,342	229,440	11,342,733	1,049,257	12,391,990

Balance, January 1, 2013		44,639	(288,883)	12,124,657	(25,636)	11,854,777	1,000,005	12,854,782
Cash dividends		—	—	(585,438)	—	(585,438)	(2,032)	(587,470)
Total comprehensive income
Profit (loss) for the period		—	—	354,154	—	354,154	(8,220)	345,934
Other comprehensive income (loss)		—	—	(3,090)	27,812	24,722	680	25,402
Business combination under common control		—	(61,854)	—	—	(61,854)	—	(61,854)
Changes in ownership in subsidiaries		—	(1,241)	—	—	(1,241)	(207,853)	(209,094)

Balance, March 31, 2013	￦	44,639	(351,978)	11,890,283	2,176	11,585,120	782,580	12,367,700

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

For the three-month periods ended March 31, 2013 and 2012

(In millions of won)	Note	March 31, 2013		March 31, 2012

Cash flows from operating activities:
Cash generated from operating activities
Profit for the period		￦	345,934	300,381
Adjustments for income and expenses	36		772,594	825,200
Changes in assets and liabilities related to operating activities	36		(393,493)	144,288

Sub-total			725,035	1,269,869
Interest received			11,017	30,335
Dividends received			1	22,333
Interest paid			(86,091)	(97,361)
Income tax refund received (income tax paid)			24,186	(4,008)

Net cash provided by operating activities			674,148	1,221,168

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			198,336	403,106
Collection of short-term loans			93,124	54,153
Proceeds from disposal of long-term financial instruments			106,679	—
Proceeds from disposal of long-term investment securities			10,811	28,780
Proceeds from disposal of investments in associates			1,250	1,850
Proceeds from disposal of property and equipment			3,083	2,137
Proceeds from disposal of intangible assets			742	1,792
Proceeds from disposal of assets held for sale			190,393	—
Collection of long-term loans			5,750	3,416
Decrease of deposits			3,110	3,378
Proceeds from disposal of other non-current assets			344	41
Proceeds from disposal of a subsidiary			7,221	88,602

Sub-total			620,843	587,255
Cash outflows for investing activities:
Increase in short-term investment securities, net			(19,996)	(45,000)
Increase in short-term loans			(99,312)	(49,466)
Increase in long-term loans			(522)	(793)
Increase in long-term financial instruments			—	(3)
Acquisition of long-term investment securities			(1,003)	(16,228)
Acquisition of investments in associates and joint ventures			(22,128)	(3,068,050)
Acquisition of property and equipment			(522,415)	(530,977)
Acquisition of intangible assets			(16,948)	(32,706)
Increase in deposits			(6,501)	(6,375)
Increase in other non-current assets			(2,948)	—
Acquisition of business, net of cash acquired			(94,805)	(11,867)

Sub-total			(786,578)	(3,761,465)

Net cash used in investing activities		￦	(165,735)	(3,174,210)

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2013 and 2012

(In millions of won)	Note	March 31, 2013		March 31, 2012

Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings		￦	40,000	642,989
Issuance of debentures			656,359	318,696
Proceeds from long-term borrowings			—	2,054,944
Cash inflows from transaction of derivatives			2,199	1,517

Sub-total			698,558	3,018,146
Cash outflows for financing activities:
Repayment of short-term borrowings			(480,245)	(202,317)
Repayment of current portion of long-term debt			(161,575)	(95,446)
Repayment of debentures			—	(634,398)
Repayment of long-term borrowings			(352,561)	(2,693)
Cash outflows from transaction of derivatives			—	(3,157)
Payment of finance lease liabilities			(5,491)	(4,993)
Decrease in cash from transactions with owners of the Parent Company			(3,871)	(1,025)

Sub-total			(1,003,743)	(944,029)

Net cash provided by (used in) financing activities			(305,185)	2,074,117

Net increase in cash and cash equivalents			203,228	121,075
Cash and cash equivalents at beginning of the period			920,125	1,650,794
Effects of exchange rate changes on cash and cash equivalents			995	(2,478)

Cash and cash equivalents at end of the period		￦	1,124,348	1,769,391

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications in Korea. The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of March 31, 2013, the Parent Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension	4,928,904	6.10
Institutional investors and other minority stockholders	44,402,643	54.99
Treasury stock	11,050,712	13.69

Total number of shares	80,745,711	100.00

These condensed consolidated interim financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individuals as “Group entities”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company because it has de facto control of the Parent Company. An entity is viewed to have de facto control when the balance of holdings is dispersed and the other shareholders have not organized their interests in such a way that they exercise more votes than the minority holder.

(2)	List of subsidiaries

The list of subsidiaries as of March 31, 2013 and December 31, 2012 is as follows:

			Ownership(%)
Subsidiary	Location	Primary business	March 31, 2013	December 31, 2012
SK Telink Co., Ltd.	Korea	Telecommunication service	83.5	83.5
M&Service Co., Ltd.(*)	Korea	Data base and online information agency	100.0	—
SK Communications Co., Ltd.	Korea	Internet website services	64.6	64.6
PAXNet Co., Ltd.(*)	Korea	Internet website services	—	59.7
Loen Entertainment, Inc.	Korea	Release of music disc.	67.6	67.6
Stonebridge Cinema Fund	Korea	Investment association	57.0	57.0
Commerce Planet Co., Ltd.	Korea	Online shopping mall operation agency	100.0	100.0
SK Broadband Co., Ltd.	Korea	Telecommunication services	50.6	50.6
Broadband Media Co., Ltd.(*)	Korea	Multimedia TV portal services	—	100.0
K-net Culture and Contents Venture Fund	Korea	Investment association	59.0	59.0
Fitech Focus Limited Partnership II	Korea	Investment association	66.7	66.7
Open Innovation Fund	Korea	Investment association	98.9	98.9
PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
Service Ace Co., Ltd.	Korea	Customer center management service	100.0	100.0
Service Top Co., Ltd.	Korea	Customer center management service	100.0	100.0
Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

			Ownership(%)
Subsidiary	Location	Primary business	March 31, 2013	December 31, 2012
BNCP Co., Ltd.	Korea	Internet website services	100.0	100.0
SK Planet Co., Ltd.	Korea	Telecommunication service and new media business	100.0	100.0
Madsmart, Inc.	Korea	Application software production	100.0	100.0
SK Telecom China Holdings Co., Ltd.	China	Investment association	100.0	100.0
SKY Property Mgmt. Ltd.(*)	Virgin Island	Real estate investment	—	60.0
Shenzhen E-eye High Tech Co., Ltd.	China	Manufacturing	65.5	65.5
SK Global Healthcare Business Group., Ltd.	China	Investment association	100.0	100.0
SK China Real Estate Co., Ltd.(*)	Hong Kong	Real estate investment	—	99.4
SK Planet Japan	Japan	Digital contents sourcing service	100.0	100.0
SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
SK Planet Global PTE. Ltd.	Singapore	Digital contents sourcing service	100.0	100.0
SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
YTK Investment Ltd.	Cayman	Investment association	100.0	100.0
Atlas Investment	Cayman	Investment association	100.0	100.0
Technology Innovation Partners, L.P.	Cayman	Investment association	100.0	100.0
SK Telecom China Fund I L.P.	Cayman	Investment association	100.0	100.0

(*)	Changes in subsidiaries are explained in Note 1-(4).

In accordance with the accounting policy relating to the scope of consolidation, small-sized subsidiaries including IM Shopping Inc. were excluded from the list of subsidiaries as the effects on the financial statements are not material considering both individual and overall quantitative and qualitative effects, although the Group has ownership interests of more than 50% on those subsidiaries.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

Condensed financial information of subsidiaries as of and for the three-month period ended March 31, 2013 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	235,892	125,031	110,861	109,701	281
M&Service Co., Ltd.		64,770	31,882	32,888	28,087	1,143
SK Communications Co., Ltd.		252,462	64,577	187,885	33,059	(7,478)
Loen Entertainment, Inc.		184,127	54,745	129,382	50,470	5,960
Stonebridge Cinema Fund		10,556	421	10,135	—	73
Commerce Planet Co., Ltd.		30,751	31,778	(1,027)	16,444	317
SK Broadband Co., Ltd.		2,887,589	1,772,347	1,115,242	605,172	5,204
K-net Culture and Contents Venture Fund		24,999	—	24,999	—	(13,765)
Fitech Focus Limited Partnership II		22,131	283	21,848	—	(767)
Open Innovation Fund		29,168	426	28,742	—	(14,650)
PS&Marketing Corporation		300,847	167,243	133,604	305,976	(2,535)
Service Ace Co., Ltd.		50,637	24,246	26,391	45,766	1,920
Service Top Co., Ltd.		44,325	25,294	19,031	39,547	1,663
Network O&S Co., Ltd.		60,374	33,477	26,897	48,419	1,954
BNCP Co., Ltd.		12,751	7,349	5,402	3,892	(9,231)
SK Planet Co., Ltd.		2,185,902	667,389	1,518,513	295,438	(10,157)
Madsmart, Inc.		2,176	373	1,803	—	(1,222)
SK Telecom China Holdings Co., Ltd.		37,857	2,824	35,033	5,123	1,047
Shenzhen E-eye High Tech Co., Ltd.		19,639	1,777	17,862	2,109	30
SK Global Healthcare Business Group., Ltd.		25,784	—	25,784	—	—
SK Planet Japan		1,064	163	901	108	(404)
SKT Vietnam PTE. Ltd.		39,649	9,310	30,339	—	(1,221)
SK Planet Global PTE. Ltd.		1,839	42	1,797	89	(239)
SKT Americas, Inc.		38,809	547	38,262	1,693	(2,630)
SKP America LLC.		5,486	1,644	3,842	—	—
YTK Investment Ltd.		66,487	—	66,487	—	—
Atlas Investment(*)		52,557	90	52,467	—	(331)

(*)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of subsidiaries as of and for the year ended December 31, 2012 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	241,977	128,191	113,786	341,084	(74,951)
SK Communications Co., Ltd.		265,819	70,483	195,336	197,153	(35,334)
PAXNet Co., Ltd.		31,400	9,173	22,227	34,237	(156)
Loen Entertainment, Inc.		173,079	44,998	128,081	185,016	23,839
Stonebridge Cinema Fund		10,965	903	10,062	509	5,707
Commerce Planet Co., Ltd.		34,007	35,351	(1,344)	52,507	655
SK Broadband Co., Ltd.		3,035,657	1,656,923	1,378,734	2,486,317	26,412
Broadband media Co., Ltd.		50,574	320,727	(270,153)	90,602	(3,396)
K-net Culture and Contents Venture Fund		43,779	15	43,764	—	(1,778)
Fitech Focus Limited Partnership II		22,547	—	22,547	—	(3,934)
Open Innovation Fund		43,394	—	43,394	—	(788)
PS&Marketing Corporation		317,613	181,737	135,876	1,484,492	(9,662)
Service Ace Co., Ltd.		48,956	24,461	24,495	146,554	3,418
Service Top Co., Ltd.		43,332	25,963	17,369	133,705	4,198
Network O&S Co., Ltd.		165,818	140,853	24,965	377,909	7,970
BNCP Co., Ltd.		24,000	9,367	14,633	26,167	(2,463)
SK Planet Co., Ltd.		1,647,965	381,620	1,266,345	1,034,697	11,977
Madsmart, Inc.		1,591	724	867	635	(2,756)
SK Telecom China Holdings Co., Ltd.		35,233	1,782	33,451	25,755	(151)
SKY Property Mgmt. Ltd.(*1)		773,413	294,305	479,108	70,808	10,390
Shenzhen E-eye High Tech Co., Ltd.		18,915	1,788	17,127	9,590	(1,068)
SK Global Healthcare Business Group., Ltd.		25,784	—	25,784	—	—
SK Planet Japan		47	4	43	—	(63)
SKT Vietnam PTE. Ltd.		38,331	7,904	30,427	990	(8)
SK Planet Global PTE. Ltd.		636	130	506	—	(526)
SKT Americas, Inc.		36,378	784	35,594	10,712	(10,837)
SKP America LLC.		6,669	2,431	4,238	109	(3,301)
YTK Investment Ltd.		64,036	—	64,036	—	—
Atlas Investment(*2)		51,065	205	50,860	—	(4,324)

(*1)	The financial information of Sky Property Mgmt. Ltd. includes the financial information of SK China Real Estate Co., Ltd., a subsidiary of Sky Property Mgmt. Ltd..
(*2)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

1)	The list of subsidiary that was newly included during the three-month period ended March 31, 2013 is as follows:

Subsidiary	Reason
M&Service Co., Ltd.	The Group acquired additional ownership interest in M&Service Co., Ltd. and obtained control

2)	The list of subsidiaries that were excluded during the three-month period ended March 31, 2013 is as follows:

Subsidiary	Reason
PAXNet Co., Ltd.	The Parent Company sold its investment during the period.
Broadband media Co., Ltd.	Merged into SK Broadband Co., Ltd. during the period.
SKY Property Mgmt. Ltd.	The Parent Company sold its investment during the period.
SK China Real Estate Co., Ltd.	The Parent Company sold its investment during the period.

(5)	The information of significant non-controlling interests of consolidated entities as of and for the three-month period ended March 31, 2013, and for the year ended December 31, 2012 is as follows:

(In millions of won)
	March 31, 2013
	SK Communications Co., Ltd.		SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		35.4	49.4

Current assets	￦	131,756	552,489
Non-current assets		120,706	2,335,100
Current liabilities		(56,986)	(718,785)
Non-current liabilities		(7,591)	(1,053,562)
Net assets		187,885	1,115,242
Adjustment for fair value		—	136,711
Net assets of consolidated entities		187,885	1,251,953
Carrying amount of non-controlling interests		66,619	618,922

Revenue	￦	33,059	605,172
Profit (loss) for the period		(7,478)	5,204
Amortization of adjustment for fair value		—	(7,744)
Loss of the consolidated entities		(7,478)	(2,540)
Total comprehensive income (loss)		(7,470)	5,532
Loss attributable to non-controlling interests		(2,650)	(1,256)

Net cash provided by (used in) operating activities	￦	(8,398)	98,416
Net cash provided by investing activities		2,619	114,402
Net cash provided by (used in) financing activities		19	(159,553)
Net increase (decrease) in cash and cash equivalents		(5,760)	53,265

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

1.	Reporting Entity, Continued

(In millions of won)
	December 31, 2012
	SK Communications Co., Ltd.		SK Broadband Co., Ltd.(*1)	SKY Property Mgmt. Ltd.(*2)
Ownership of non-controlling interests(%)		35.4	49.4	40.0

Current assets	￦	99,599	684,804	69,093
Non-current assets		166,220	2,394,352	704,319
Current liabilities		(64,811)	(907,000)	(51,068)
Non-current liabilities		(5,672)	(1,061,608)	(243,236)
Net assets		195,336	1,110,548	479,108
Adjustment for fair value		—	144,455	—
Net assets of consolidated entities		195,336	1,255,003	479,108
Carrying amount of non-controlling interests		69,222	621,055	195,907

Revenue	￦	197,153	2,492,160	70,808
Profit (loss) for the period		(35,334)	22,499	10,390
Amortization of adjustment for fair value		—	(72,192)	—
Profit (loss) of the consolidated entities		(35,334)	(49,693)	10,390
Total comprehensive Income(loss)		(36,785)	17,397	(23,948)
Profit (loss) attribute to non-controlling interests		(12,525)	(24,595)	4,156

Net cash provided by (used in) operating activities	￦	(14,925)	375,848	16,258
Net cash provided by (used in) Investing activities		5,319	(287,975)	(396)
Net cash provided by (used in) financing activities		92	(224,837)	(1,405)
Net increase (decrease) in cash and cash equivalents		(9,514)	(136,964)	14,457

(*1)	The condensed financial information of SK Broadband Co., Ltd. is consolidated financial information which includes financial information of Broadband Media Co., Ltd., a subsidiary of SK Broadband Co., Ltd.
(*2)	The condensed financial information of Sky Property Mgmt. Ltd. is consolidated financial information which includes financial information of SK China Real Estate Co., Ltd., a subsidiary of Sky Property Mgmt. Ltd.

There were no dividends received for the three-month period ended March 31, 2013 and for the year ended December 31, 2012.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

2.	Basis of Preparation

(1)	Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies.

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, ‘Interim Financial Reporting’ as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2012. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

(2)	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2012.

(3)	Common control transactions

SK Holdings Co., Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Parent Company because it has de facto control of the Parent Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

3.	Significant Accounting Policies

Except as described below, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2012. The following changes in accounting policy are also expected to be reflected in the Group’s consolidated financial statements as at and for the year ending December 31, 2013.

(1)	Changes in accounting policies

1) K-IFRS No. 1001, ‘Presentation of Financial Statements’

The Group has applied the amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’ since January 1, 2013, classified items within other comprehensive income by nature and presented “items that are not subsequently recycled through profit or loss” and “items that are subsequently reclassified if certain conditions are met” as a group.

2) K-IFRS No.1110, ‘Consolidated Financial Statements’

The Group has applied the amendments to K-IFRS No. 1110, ‘Consolidated Financial Statements’ since January 1, 2013. The standard introduces a single control model to determine whether an investee should be consolidated. Subsidiary is an entity that is controlled by a controlling entity or a subsidiary of a controlling company. A controlling entity or a subsidiary of a controlling company controls a subsidiary when the controlling entity or the subsidiary of the controlling company is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.

3) K-IFRS No.1111, ‘Joint Arrangements’

The Group has applied the amendments to K-IFRS No. 1111, ‘Joint Arrangements’ since January 1, 2013. The standard classifies joint arrangements into two types - joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint ventures) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venture to recognize an investment and to account for that investment using the equity method.

4) K-IFRS No.1112, ‘Disclosure of Interests in Other Entities’

The Group has applied the amendments to K-IFRS No. 1112, ‘Disclosure of Interests in Other Entities’ since January 1, 2013. The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Group is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. The standard requires the disclosure of information about the nature, risks and financial effects of these interests.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

5) K-IFRS No. 1019, ‘Employee Benefits’

The Group has applied the amendments to K-IFRS No. 1019, ‘Employee Benefits’ since January 1, 2013. The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation.

6) Amendments to K-IFRS No. 1113, ‘Fair Value Measurement’

The Group has applied the amendments to K-IFRS No. 1113, ‘Fair Value Measurement’ since January 1, 2013. The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements.

(2)	Impact of changes in accounting policies

1) K-IFRS No.1110, ‘Consolidated Financial Statements’

In accordance with the transitional provision on K-IFRS No. 1110, the Group assessed control on investees as of January 1, 2013, the initial adoption date of the standard, and there have been no changes in subsidiaries upon adoption of the standard.

2) K-IFRS No. 1001, ‘Presentation of Financial Statements’

The Group early adopted the amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’ since the interim period ended September 30, 2012 and separately present its operating income as operating revenue less operating expense on the consolidated statement of income.

The Group retrospectively applied the amendment to K-IFRS No. 1001, for which the impact is as follows:

(In millions of won)
	For the three-month ended March 31, 2012
Operating income before adoption of the amendment	￦	465,182
Differences:
Other non-operating income
Fees revenues		(465)
Gain on disposal of property and equipment and intangible assets		(1,010)
Others		(8,467)

		(9,942)
Other non-operating expense
Impairment loss on property and equipment and intangible assets		3,429
Loss on disposal of property and equipment and intangible assets		1,994
Donations		12,908
Bad debt for accounts receivable - other		19,687
Others		6,036

		44,054

Operating income after adoption of the amendment	￦	499,294

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

3.	Significant Accounting Policies, Continued

(3)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Group for annual periods beginning after January 1, 2013, and the Group has not early adopted them.

1) K-IFRS No.1032, ‘Financial Instruments: Presentation’

The amendments clarified the application guidance related to ‘offsetting a financial asset and a financial liability’. The amendment is mandatorily effective for periods beginning on or after January 1, 2014 with earlier application permitted.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

4.	Operating Segments

The Group’s operating segments have been determined to be each business unit, for which the Group provides independent services and merchandise. The Group’s reportable segments are: 1) cellular services, which include cellular voice service, wireless data service and wireless internet services, and 2) fixed-line telecommunication services, which include telephone services, internet services, and leased line services. All other operating segments, which include the Group’s internet portal services and other operations, do not meet the quantitative thresholds to be considered reportable segments and are presented as Other.

Cellular services include cellular voice service, wireless data service and wireless internet services. Fixed-line telecommunication services include telephone services, internet services, and leased line services. Other includes the Group’s Internet portal services, game manufacturing and other immaterial operations.

As discussed in Note 35, during the 3-month period ended June 30, 2012, the Group decided to cease the broadcasting business due to the accumulating losses resulting from the continuing decline in satellite digital multimedia broadcasting subscribers. The comparative consolidated financial statements for the 3-month period ended March 31, 2012 have been retrospectively adjusted for discontinued operations

(1) Details of the segment information as of and for the three-month period ended March 31, 2013 are as follows:

(In millions of won)
	Cellular Services		Fixed-line Telecommunication services	Other	Sub-total	Consolidation adjustments	Consolidated amount
Total revenue	￦	3,551,807	714,873	435,747	4,702,427	(589,790)	4,112,637
Internal revenue		286,793	134,245	168,752	589,790	(589,790)	—
External revenue		3,265,014	580,628	266,995	4,112,637	—	4,112,637
Depreciation and amortization		479,302	131,590	29,947	640,839	—	640,839
Operating income		423,524	7,914	(20,805)	410,633	—	410,633

Finance income and costs, net							(111,313)
Gain related to investments in subsidiaries, associates and joint ventures, net							161,325
Other non-operating income and expense, net							(32,739)

Profit from continuing operations before income tax							427,906

Total assets		22,878,131	3,123,480	3,037,280	29,038,891	(3,630,049)	25,408,842
Total liabilities		10,607,538	1,897,378	856,846	13,361,762	(320,620)	13,041,142

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

4.	Operating Segments, Continued

(2) Details of the segment information as of and for the three-month period ended March 31, 2012 are as follows:

(In millions of won)
	Cellular Services		Fixed-line Telecommunication services	Other	Sub-total	Consolidation adjustments	Consolidated amount
Total revenue	￦	3,430,413	675,841	398,039	4,504,293	(534,582)	3,969,711
Internal revenue		216,612	144,139	173,831	534,582	(534,582)	—
External revenue		3,213,801	531,702	224,208	3,969,711	—	3,969,711
Depreciation and amortization		402,416	122,261	55,583	580,260	—	580,260
Operating income		494,372	3,247	1,675	499,294	—	499,294

Finance income and costs, net							(42,749)
Loss related to investments in subsidiaries, associates and joint ventures, net							(27,583)
Other non-operating income and expense, net							(34,112)

Profit from continuing operations before income tax							394,850

Total assets		23,537,231	3,442,233	3,294,060	30,273,524	(3,726,623)	26,546,901
Total liabilities		11,642,535	2,152,591	819,822	14,614,948	(460,037)	14,154,911

Intersegment sales and purchases are conducted on an arms-length basis and eliminated on consolidation. Since there are no intersegment sales of inventory, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its business in its domestic market in Korea and the amounts outside of Korea are immaterial, therefore no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the three-month periods ended March 31, 2013 and 2012.

5.	Restricted Deposits

Deposits which are restricted in use as of March 31, 2013 and December 31, 2012 are summarized as follows:

(In millions of won)
	March 31, 2013		December 31, 2012
Short-term financial instruments(*)	￦	95,717	241,587
Long-term financial instruments(*)		103	106
Guarantee deposits		40	40

	￦	95,860	241,733

(*)	Financial instruments include charitable trust fund established by the Group (profits from this charitable fund are donated to charitable institutions and the funds cannot be withdrawn as of March 31, 2013) and guarantees for loans and other similar instruments.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)	March 31, 2013
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable - trade	￦	2,447,974	(224,545)	2,223,429
Short-term loans		95,179	(1,873)	93,306
Accounts receivable - other		766,939	(69,700)	697,239
Accrued income		19,491	(171)	19,320
Others		1,651	—	1,651

		3,331,234	(296,289)	3,034,945
Non-current assets:
Long-term loans		90,427	(28,485)	61,942
Guarantee deposits		238,697	—	238,697
Long-term accounts receivable - trade		13,540	—	13,540

		342,664	(28,485)	314,179

	￦	3,673,898	(324,774)	3,349,124

(In millions of won)	December 31, 2012
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable - trade	￦	2,166,293	(211,373)	1,954,920
Short-term loans		86,789	(1,881)	84,908
Accounts receivable - other		639,386	(57,288)	582,098
Accrued income		8,857	(142)	8,715
Others		431	—	431

		2,901,756	(270,684)	2,631,072
Non-current assets:
Long-term loans		97,636	(28,337)	69,299
Guarantee deposits		236,242	—	236,242
Long-term accounts receivable - trade		15,024	(1,647)	13,377

		348,902	(29,984)	318,918

	￦	3,250,658	(300,668)	2,949,990

(2)	The movements in allowances for doubtful accounts of trade and other receivables during the three-month periods ended March 31, 2013 and 2012 were as follows:

(In millions of won)	For the three-month period ended
	March 31, 2013		March 31, 2012
Balance at January 1	￦	300,668	318,820
Increase of bad debt		22,643	26,944
Reversal of allowance for doubtful accounts		(50)	(5,654)
Write-off		(5,625)	(4,806)
Others (*)		7,138	2,918

Balance at March 31	￦	324,774	338,222

(*)	Others include collection of receivables written-off, net exchange difference and changes in consolidation scope.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

6.	Trade and Other Receivables, Continued

(3)	Details of overdue but not impaired, and impaired trade and other receivables as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013			December 31, 2012
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Neither overdue nor impaired	￦	1,875,257	1,041,882	1,589,911	976,882
Overdue but not impaired		81,487	32,209	38,590	1,588
Impaired		504,770	138,293	552,816	90,871

		2,461,514	1,212,384	2,181,317	1,069,341
Allowance for doubtful accounts		(224,545)	(100,229)	(213,020)	(87,648)

	￦	2,236,969	1,112,155	1,968,297	981,693

The Group establishes allowance for doubtful accounts based on the likelihood of recoverability of accounts receivable based on the aging of accounts receivables at the end of the period, past customer default experience and their credit status, and economic and industrial factors.

(4)	The aging of overdue but not impaired accounts receivable as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013			December 31, 2012
	Accounts receivable - trade		Accounts receivable - other	Accounts receivable - trade	Accounts receivable - other
Less than 1 month	￦	17,741	11,547	4,067	171
1 ~ 3 months		32,592	6,910	10,264	673
3 ~ 6 months		6,118	589	10,507	101
More than 6 months		25,036	13,163	13,752	643

	￦	81,487	32,209	38,590	1,588

7.	Inventories

Details of inventories as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013				December 31, 2012
	Acquisition cost		Write- down of inventory	Carrying amount	Acquisition cost	Write- down of inventory	Carrying amount
Merchandise	￦	200,477	(1,926)	198,551	230,640	(1,784)	228,856
Finished goods		3,611	(1,013)	2,598	3,525	(962)	2,563
Work in process		34	—	34	309	—	309
Raw materials and supplies		4,006	(74)	3,932	10,487	(69)	10,418

	￦	208,128	(3,013)	205,115	244,961	(2,815)	242,146

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

8.	Investment Securities

(1)	Details of short-term investment securities as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013		December 31, 2012
Beneficiary certificates (*)	￦	184,097	56,160
Current portion of long-term investment securities		4,357	3,967

	￦	188,454	60,127

(*)	The distributions arising from beneficiary certificates as of March 31, 2013 were accounted for as accrued income.

(2)	Details of long-term investment securities as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013		December 31, 2012
Equity securities:
Marketable equity securities	￦	560,963	584,035
Unlisted equity securities		91,735	99,643
Equity investments		266,244	223,370

		918,942	907,048
Debt securities:
Public bonds(*1)		368	377
Investment bonds(*2)		75,747	50,254

		76,115	50,631

Total		995,057	957,679
Less current portion of long-term investment securities		(4,357)	(3,967)

Long-term investment securities	￦	990,700	953,712

(*1)	Details of maturity for the public bonds as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013		December 31, 2012
Less than 1 year	￦	—	8
1 ~ 5 years		368	369

	￦	368	377

(*2)	The Group classified convertible bonds of NanoEnTek, Inc. (carrying amount as of March 31, 2013: ￦16,294 million) as financial assets at fair value through profit or loss. The difference between acquisition cost and fair value is accounted for as finance income(loss).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

9.	Assets and Liabilities Classified as Held for Sale

(1)	Subsidiary

For the year ended December 31, 2012, the Group classified assets and liabilities of a subsidiary, SKY Property Mgmt. Ltd., as held for sale as a result of the Board of Directors’ decision on December 21, 2012 to dispose of the Group’s ownership interests of 27% in the subsidiary in order to utilize the proceeds for new business opportunities.

Non-current assets and liabilities held for sale as of December 31, 2012 are as follows:

(In millions of won)
	December 31, 2012
Asset group held-for sale	￦	773,413
Current assets(*1)		69,094
Non-current assets		704,319
Long-term prepaid expense		486,439
Investment property		186,682
Property and equipment		1,566
Other non-current assets		29,632
Liability group held-for-sale		294,305
Current liabilities		51,069
Non-current liabilities		243,236

(*1)	Cash and cash equivalents of ￦51,831 million which are included in current assets are recognized as cash outflows from investing activities in the statement of cashflows as the cash equivalents are expected to be recovered through the disposal of assets and liabilities held for sale.

As of December 31, 2012, the assets and liabilities classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

On January 11, 2013, the Group sold the Group’s ownership interests of 27% accounted for as a non-current assets held for sale to SK Innovation Co., Ltd., a related party, and recognized a gain on disposal of a subsidiary of ￦140,689 million in profit or loss.

(2)	Investments in associates

The Group entered into agreement to dispose of its ownership interests in SK Fans Co., Ltd., an associate, during the year ended December 31, 2012 and investment in the associate was reclassified to non-current assets held for sale after an impairment loss of ￦7,656 million was recognized.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

10.	Business combination

(1)	General information

The Parent Company acquired the ownership interest of 50% of SK Marketing & Company Co., Ltd., advertising and e-commerce agency, from SK Innovation Co., Ltd., a related party under common control, through additional purchase of shares and obtained the control over SK Marketing & Company Co., Ltd., and its subsidiary, M&Service Co., Ltd.

Prior to the acquisition, the Parent Company owns 50% ownership of SK Marketing & Company Co., Ltd. After obtaining the control over SK Marketing & Company Co., Ltd, the Parent Company acquired the shares of SK Planet Co., Ltd. by investing its ownership interest of 100% of SK Marketing & Company Co., Ltd. as a form of investment in kind. On February 1, 2013, SK Planet Co., Ltd. merged SK Marketing & Company Co., Ltd.

As the business combination occurred during the three-month period ended March 31, 2013 was a business combination between entities under common control, the difference between the transferred price and book value of net assets was recognized as capital deficit and other capital adjustments.

(2)	Consideration paid and identifiable assets and liabilities transferred

(In millions of won)
	Amount
Consideration paid	￦
Cash and cash equivalents		190,605
Investments in associates (carrying value)		141,534

		332,139

Identifiable assets and liabilities transferred
Cash and cash equivalents	￦	95,800
Trade receivables		132,514
Inventories		3,472
Tangible and intangible assets		68,699
Other assets		457,431
Trade payables		(150,014)
Other liabilities		(337,617)

	￦	270,285

Amount recorded in capital deficit and other capital adjustments	￦	61,854

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

11.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)		March 31, 2013			December 31, 2012
	Country	Ownership percentage	Carrying amount		Ownership percentage	Carrying amount
Investments in associates
SK Marketing & Company Co., Ltd.(*1)	Korea	—	￦	—	50.0	￦	145,333
SK China Company Ltd.(*2)	China	9.6		38,732	9.6		37,628
SK USA, Inc.	USA	49.0		4,819	49.0		4,580
F&U Credit information Co., Ltd.	Korea	50.0		3,552	50.0		4,011
Korea IT Fund(*3)	Korea	63.3		229,977	63.3		230,016
JYP Entertainment Corporation	Korea	25.5		5,877	25.5		4,232
Konan Technology	Korea	29.5		4,479	29.5		4,835
Etoos Co., Ltd. (*2)	Korea	15.6		11,599	15.6		12,037
Wave City Development Co., Ltd. (*2)	Korea	19.1		—	19.1		—
HanaSK Card Co., Ltd.	Korea	49.0		377,289	49.0		378,457
Daehan Kanggun BcN Co., Ltd.	Korea	29.0		7,982	29.0		7,982
Candle Media Co., Ltd.	Korea	40.9		20,943	40.9		21,935
NanoEnTek, Inc. (*2)	Korea	9.3		9,199	9.3		9,276
UNISK(Beijing) Information Technology Co., Ltd.	China	49.0		7,038	49.0		6,589
SK Industrial Development China Co., Ltd.	Hong kong	35.0		80,580	35.0		77,967
PT. Melon Indonesia	Indonesia	49.0		4,483	49.0		4,447
Packet One Network	Malaysia	27.0		98,550	28.2		88,389
Mobile Money Venture, LLC	USA	50.0		848	50.0		826
SK Technology Innovation Company	Cayman	49.0		64,398	49.0		63,559
LightSquared Inc. (*2)	USA	3.3		—	3.3		—
ViKi, Inc.	USA	24.8		14,515	26.3		15,667
HappyNarae Co., Ltd.	Korea	42.5		12,927	42.5		13,113
SK Hynix Inc.	Korea	21.1		3,387,837	21.1		3,328,245
SK MENA Investment B.V.	Netherlands	32.1		14,180	32.1		13,666
SK Latin America Investment	Spain	32.1		14,196	32.1		13,685
Gemini	Singapore	20.0		4,951	20.0		7,139
SKY Property Mgmt. Ltd.(*4)	Virgin Island	33.0		240,468	—		—
TR Entertainment and others	—	—		119,700	—		121,101

Sub-total				4,779,119			4,614,715

Investments in joint ventures

Dogus Planet, Inc.	Turkey	50.0		26,845	50.0		6,005
Television Media Korea Ltd.	Korea	51.0		11,274	51.0		11,757

Sub-total				38,119			17,762

Total			￦	4,817,238		￦	4,632,477

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

11.	Investments in Associates and Joint Ventures, Continued

(*1)	SK Marketing & Company Co., Ltd. was merged into SK Planet Co., Ltd., a subsidiary of the Parent Company during the three-month period ended March 31, 2013 (note 10).
(*2)	The Group classified the investments in SK China Company Ltd., Etoos Co., Ltd., Wave City Development Co., Ltd., NanoEnTek, Inc. and LightSquared Inc. as investments in associates as the Group can exercise significant influence on these investees through participation of their board of directors even though the Group has less than 20% of equity interests in those investees.
(*3)	Investment in Korea IT Fund was classified as investment in associates as the Group has less than 50% of voting rights, and therefore does not have control over Korea IT Fund under the agreement.
(*4)	The Group reclassified investment in SKY Property Mgmt. Ltd. as investments in associates from subsidiaries due to partial disposal of its shares.

(2)	There is no joint venture listed publicly and the market price of investments in associates listed publicly as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won, except for share and per share data)
	March 31, 2013				December 31, 2012
	Market value per share		Number of shares	Market price	Market value per share	Number of shares	Market price
Candle Media Co., Ltd.	￦	897	21,620,360	19,393	858	21,620,360	18,550
NanoEnTek, Inc.		4,700	1,807,130	8,494	3,915	1,807,130	7,075
SK hynix Inc.		28,750	146,100,000	4,200,375	25,750	146,100,000	3,762,075

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

11.	Investments in Associates and Joint Ventures, Continued

(3)	The condensed financial information of the major investees as of and for the three-month period ended March 31, 2013 and as of and for the year ended December 31, 2012 are as follows:

(In millions of won)	As of and for the three-month period ended March 31, 2013
	SK Hynix Inc.		HanaSK Card Co., Ltd.	SKY Property Mgmt. Ltd.	Korea IT Fund	Packet One Network
Current assets	￦	5,700,143	6,647,262	83,990	179,649	56,418
Non-current assets		13,358,072	337,410	726,708	183,628	252,605
Current liabilities		4,455,681	91,052	60,020	—	124,488
Non-current liabilities		4,558,987	6,210,601	253,008	—	89,567
Revenue		2,777,049	219,942	17,642	763	28,319
Profit (loss) from continuing operations		178,713	563	3,736	(62)	(12,746)
Other comprehensive income (loss)		125,854	(1,652)	—	—	2,414
Total comprehensive income (loss)		304,567	(1,089)	3,736	(62)	(10,332)

(In millions of won)	As of and for the year ended December 31, 2012
	SK Hynix Inc.		HanaSK Card Co., Ltd.	Korea IT Fund	Packet One Network
Current assets	￦	5,313,573	7,888,008	195,164	46,872
Non-current assets		13,335,120	296,007	168,182	210,027
Current liabilities		4,441,180	259,659	6	143,936
Non-current liabilities		4,468,071	7,240,140	—	80,896
Revenue		10,162,210	1,012,772	19,444	110,152
Profit (loss) from continuing operations		(158,795)	(29,571)	5,820	(42,830)
Other comprehensive income (loss)		(305,601)	(2,653)	—	2,259
Total comprehensive income (loss)		(464,396)	(32,224)	5,820	(40,571)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

11.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of joint ventures as of and for the three-month period ended March 31, 2013 and as of and for the year ended December 31, 2012 are as follows:

(In millions of won)	As of and for three-month period ended March 31, 2013
	Television Media Korea Ltd.		Dogus Planet, Inc.
Current assets	￦	22,704	47,266
Cash and cash equivalents		10,292	44,531
Non-current assets		5,475	7,900
Current liabilities		6,336	1,368
Account payable, other payables and provisions		5,936	1,025
Non-current liabilities		207	107
Account payable, other payables and provisions		—	107
Revenue		3,367	7
Depreciation and amortization		(906)	(397)
Interest income		47	413
Interest expense		—	(9)
Loss from continuing operations		(919)	(2,617)
Total comprehensive loss		(919)	(2,617)

	As of and for the year ended December 31, 2012
(In millions of won)	Television Media Korea Ltd.		Dogus Planet, Inc.
Current assets	￦	22,449	7,735
Cash and cash equivalents		10,562	6,085
Non-current assets		6,056	7,349
Current liabilities		5,724	2,970
Account payable, other payables and provisions		5,323	2,631
Non-current liabilities		199	104
Account payable, other payables and provisions		—	104
Revenue		12,115	—
Depreciation and amortization		(2,886)	(864)
Interest income		758	539
Loss from continuing operations		(6,873)	(4,494)
Total comprehensive loss		(6,873)	(4,494)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

11.	Investments in Associates and Joint Ventures, Continued

(5)	Details of changes in investments in associates and joint ventures accounted for using the equity method for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)	For the three-month period ended March 31, 2013
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other comprehensive income	Other increase (decrease)	Ending balance
Investments in associates
SK Marketing & Company Co., Ltd.(*1)	￦	145,333	190,606	(3,955)	155	(332,139)	—
SK China Company Ltd.		37,628	—	(8,354)	9,458	—	38,732
SK USA, Inc.		4,580	—	63	176	—	4,819
F&U Credit information Co., Ltd.		4,011	—	(75)	(384)	—	3,552
Korea IT Fund		230,016	—	(39)	—	—	229,977
JYP Entertainment Corporation		4,232	—	1,245	400	—	5,877
Konan Technology		4,835	—	(356)	—	—	4,479
Etoos Co., Ltd.		12,037	—	(438)	—	—	11,599
Wave City Development Co., Ltd.		—	—	—	—	—	—
HanaSK Card Co., Ltd.		378,457	—	(316)	(852)	—	377,289
Daehan Kanggun BcN Co., Ltd.		7,982	—	—	—	—	7,982
Candle Media Co., Ltd.		21,935	—	(1,058)	(22)	88	20,943
NanoEnTek, Inc.		9,276	—	(83)	6	—	9,199
UNISK(Beijing) Information Technology Co., Ltd.		6,589	—	174	275	—	7,038
PT. Melon Indonesia		4,447	—	143	(107)	—	4,483
Packet One Network		88,389	—	9,258	903	—	98,550
Mobile Money Venture, LLC		826	—	(12)	31	3	848
SK Technology Innovation Company		63,559	—	(1,549)	2,388	—	64,398
LightSquared Inc.		—	—	—	—	—	—
ViKi, Inc.		15,667	—	(995)	(157)	—	14,515
SK Industrial Development China Co., Ltd.		77,967	—	(361)	2,974	—	80,580
HappyNarae Co., Ltd.		13,113	—	(186)	—	—	12,927
SK Hynix Inc.		3,328,245	—	33,103	26,489	—	3,387,837
SK MENA Investment B.V.		13,666	—	—	514	—	14,180
SK Latin America Investment		13,685	—	428	83	—	14,196
Gemini		7,139	—	(2,322)	134	—	4,951
SKY Property Mgmt. Ltd.(*2)		—	—	829	6,936	232,703	240,468
TR Entertainment and others		121,101	(550)	(2,781)	937	993	119,700

Sub-total		4,614,715	190,056	22,363	50,337	(98,352)	4,779,119

Investments in joint ventures
Television Media Korea Ltd.		6,005	21,428	(1,309)	721	—	26,845
Dogus Planet, Inc.		11,757	—	(483)	—	—	11,274

Sub-total		17,762	21,428	(1,792)	721	—	38,119

Total	￦	4,632,477	211,484	20,571	51,058	(98,352)	4,817,238

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

11.	Investments in Associates and Joint Ventures, Continued

(*1)	The entity was merged into SK Planet Co., Ltd., a subsidiary of the Parent Company during the three-month period ended March 31, 2013 (note 10).
(*2)	The Group reclassified the investments in SKY Property Mgmt. Ltd. as investments in associates during the three-month period ended March 31, 2013.

(In millions of won)	For the three-month period ended March 31, 2012
	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other comprehensive income	Impairment loss	Other increase (decrease)	Ending balance
Investments in associates
SK Marketing & Company Co., Ltd.	￦	128,320	—	3,149	(246)	—	—	131,223
SK China Company Ltd.		48,488	—	(614)	(65)	—	—	47,809
SK USA, Inc.		4,534	—	(988)	1,024	—	—	4,570
F&U Credit information Co., Ltd.		3,565	—	583	—	—	—	4,148
Korea IT Fund		230,980	—	(4,787)	782	—	—	226,975
JYP Entertainment Corporation		4,008	—	200	(58)	—	—	4,150
Konan Technology		4,760	—	(477)	—	—	—	4,283
Etoos Co., Ltd.		13,928	—	(1,670)	—	—	—	12,258
Wave City Development Co., Ltd.		1,124	—	(1,124)	—	—	—	—
HanaSK Card Co., Ltd.		396,553	—	4,406	452	—	—	401,411
Candle Media Co., Ltd.		11,814	—	400	(410)	—	—	11,804
NanoEnTek, Inc.		10,470	—	(788)	87	—	—	9,769
UNISK(Beijing) Information Technology Co., Ltd.		5,886	—	507	(274)	—	—	6,119
PT. Melon Indonesia		5,326	—	(77)	(126)	—	—	5,123
Packet One Network		103,408	—	(5,248)	821	—	—	98,981
Mobile Money Venture, LLC		982	—	(16)	—	—	(13)	953
SK Technology Innovation Company		75,974	—	(1,451)	(1,045)	—	—	73,478
LightSquared Inc.		49,441	—	(10,571)	1,513	(40,383)	—	—
SK Hynix Inc.		—	3,374,726	(34,588)	4,668	—	—	3,344,806
SK MENA Investment B.V.		—	14,485	—	—	—	—	14,485
TR Entertainment and others		269,782	(348)	607	(749)	—	(418)	268,874

Sub-total		1,369,343	3,388,863	(52,547)	6,374	(40,383)	(431)	4,671,219
Investments in joint ventures
Television Media Korea Ltd.		15,262	—	(659)	—	—	—	14,603

Total	￦	1,384,605	3,388,863	(53,206)	6,374	(40,383)	(431)	4,685,822

11.	Investments in Associates and Joint Ventures, Continued

(6)	As the Group discontinued the application of the equity method due to the carrying amount of the Group’s share being reduced to zero, the unrecognized accumulated equity losses as of March 31, 2013 are as follows:

(In millions of won)	Unrealized loss			Unrealized change in equity
	Period ended Mar. 31, 2013		Accumulated	Period ended Mar. 31, 2013	Accumulated
ULand Company Limited	￦	—	1,703	—	—
Wave City Development Co., Ltd.		(1,315)	434	—	127
Cyworld Holdings Hong Kong and others		—	2,937	—	334

	￦	(1,315)	5,074	—	461

12.	Property and Equipment

(1)	Property and equipment as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013					December 31, 2012
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount	Carrying Amount
Land	￦	706,908	—	—	706,908	704,908
Buildings		1,399,535	(517,513)	—	882,022	886,371
Structures		687,540	(327,148)	—	360,392	363,484
Machinery		23,245,933	(16,938,401)	(122,863)	6,184,669	6,316,192
Other		1,660,801	(1,004,002)	(760)	656,039	637,212
Construction in progress		787,959	—	—	787,959	804,552

	￦	28,488,676	(18,787,064)	(123,623)	9,577,989	9,712,719

(2)	Changes in property and equipment for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2013
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Change of consolidation scope	Ending balance
Land	￦	704,908	—	(6)	220	—	1,786	706,908
Buildings		886,371	13	(89)	2,069	(11,252)	4,910	882,022
Structures		363,484	—	(7)	5,646	(8,731)	—	360,392
Machinery		6,316,192	33,398	(5,297)	312,192	(479,297)	7,481	6,184,669
Other		637,212	307,831	(714)	(262,036)	(31,281)	5,027	656,039
Construction in progress		804,552	62,260	(273)	(83,801)	—	5,221	787,959

	￦	9,712,719	403,502	(6,386)	(25,710)	(530,561)	24,425	9,577,989

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

12.	Property and Equipment, Continued

(In millions of won)
	For the three-month period ended March 31, 2012
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Change of consolidation scope	Ending balance
Land	￦	730,361	1	—	229	—	—	—	730,591
Buildings		989,079	259	—	1,793	(13,268)	—	—	977,863
Structures		301,115	8	(1)	132	(8,744)	—	—	292,510
Machinery		5,493,572	20,853	(2,393)	202,538	(426,999)	—	—	5,287,571
Other		711,461	411,481	(728)	(346,612)	(30,257)	—	(1,554)	743,791
Construction in progress		805,410	98,375	—	(236,226)	—	(3,429)	—	664,130

	￦	9,030,998	530,977	(3,122)	(378,146)	(479,268)	(3,429)	(1,554)	8,696,456

13.	Investment Property

(1)	Investment property as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013				December 31, 2012
	Acquisition cost		Accumulated depreciation	Carrying amount	Carrying amount
Land	￦	12,417	—	12,417	12,638
Buildings		18,749	(5,026)	13,723	14,841

	￦	31,166	(5,026)	26,140	27,479

(2)	Changes in investment property for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)	For the three-month period ended March 31, 2013
	Beginning balance		Transfer	Depreciation	Ending balance
Land	￦	12,638	(221)	—	12,417
Buildings		14,841	(404)	(714)	13,723

	￦	27,479	(625)	(714)	26,140

(In millions of won)	For the three-month period ended March 31, 2012
	Beginning balance		Transfer	Depreciation	Ending balance
Land	￦	23,153	40	—	23,193
Buildings		247,933	(4,199)	(1,842)	241,892

	￦	271,086	(4,159)	(1,842)	265,085

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

14.	Goodwill

(1)	Goodwill as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013		December 31, 2012
Goodwill related to acquisition of Shinsegi Telecomm, Inc.	￦	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Other goodwill		71,482	79,804

	￦	1,736,161	1,744,483

(2)	Details of changes in goodwill for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2013		March 31, 2012
Beginning balance	￦	1,744,483	1,749,933
Change of consolidation scope		1,660	(9,684)
Impairment loss on goodwill		(9,982)	—
Other decrease		—	(45)

	￦	1,736,161	1,740,204

15.	Intangible Assets

(1)	Intangible assets as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)	March 31, 2013					December 31, 2012
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount	Carrying amount
Frequency use rights	￦	2,837,385	(1,203,764)	(2,907)	1,630,714	1,693,868
Land use rights		42,369	(27,848)	—	14,521	16,062
Industrial rights		85,788	(25,856)	—	59,932	60,104
Development costs		173,387	(148,235)	(11,714)	13,438	13,420
Facility usage rights		142,465	(79,018)	—	63,447	65,340
Customer relations		53,005	(14,915)	—	38,090	48,886
Memberships(*1)		127,861	—	(732)	127,129	118,954
Other(*2)		2,213,327	(1,500,573)	(6,247)	706,507	673,024

	￦	5,675,587	(3,000,209)	(21,600)	2,653,778	2,689,658

(*1)	Memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)	Other intangible assets consist of computer software and usage rights to a research facility which the Group built and donated to a university and the Group in turn is given rights-to-use for a definite number of years.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

15.	Intangible Assets, Continued

(2)	Details of changes in intangible assets for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2013
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Change of consolidation scope	Ending balance
Frequency use rights	￦	1,693,868	—	—	—	(63,154)	—	—	1,630,714
Land use rights		16,062	327	(169)	—	(1,699)	—	—	14,521
Industrial rights		60,104	833	—	—	(936)	—	(69)	59,932
Development costs		13,420	1,196	—	—	(1,414)	(635)	871	13,438
Facility usage rights		65,340	182	(12)	—	(2,063)	—	—	63,447
Customer relations		48,886	213	—	—	(11,009)	—	—	38,090
Memberships		118,954	279	(614)	—	—	—	8,510	127,129
Other		673,024	13,918	(13)	62,467	(70,423)	—	27,534	706,507

	￦	2,689,658	16,948	(808)	62,467	(150,698)	(635)	36,846	2,653,778

(In millions of won)
	For the three-month period ended March 31, 2012
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Change of consolidation scope	Ending balance
Frequency use rights	￦	1,889,102	16,659	—	—	(43,542)	—	1,862,219
Land use rights		19,327	613	(80)	—	(1,665)	—	18,195
Industrial rights		59,473	2,946	—	310	(1,175)	(48)	61,506
Development costs		20,961	58	—	—	(1,885)	—	19,134
Facility usage rights		69,491	131	(38)	—	(2,028)	—	67,556
Customer relations		141,819	61	—	—	(21,299)	—	120,581
Memberships		117,711	2,029	(106)	—	—	(784)	118,850
Other		677,919	18,218	(1,568)	53,126	(73,100)	(1,709)	672,886

	￦	2,995,803	40,715	(1,792)	53,436	(144,694)	(2,541)	2,940,927

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

15.	Intangible Assets, Continued

(3)	The carrying amount and residual useful lives of major intangible assets as of March 31, 2013 are as follows:

(In millions of won)
	Amount		Description	Residual useful lives
W-CDMA license	￦	366,023	Frequency use rights relating to W-CDMA service		(*1)
W-CDMA license		61,166	Frequency use rights relating to W-CDMA service		(*2)
800MHz license		334,488	Frequency use rights relating to CDMA and LTE service		(*3)
1.8GHz license		854,924	Frequency use rights relating to LTE service		(*4)
WiBro license		14,113	WiBro service		(*5)
Customer relationships		28,155	Customer relationships related to acquisition of SK Broadband Co., Ltd.	6 months

	￦	1,658,869

(*1)	The Group purchased the W-CDMA license from Korea Communication Commission (“KCC”) on December 4, 2001. Amortization of the W-CDMA license commenced once the Group began its commercial W-CDMA services on December 29, 2003 under a straight-line basis over the remaining useful life of the license. The W-COMA license will expire in December 2016.
(*2)	The Group purchased the additional W-CDMA license from KCC in May 2010. Amortization of the additional W-CDMA license commenced once the Group started its related commercial W-CDMA services on October 7, 2010, under a straight-line basis over the remaining useful life of the W-CDMA license. The additional W-COMA license will expire in December 2016.
(*3)	The Group purchased 800MHz license from KCC in June 2011. Amortization of the 800MHz license commenced once the Group started its related commercial CDMA and LTE services on July 1, 2011, under a straight-line basis over the remaining useful life of the 800MHz license. The 800MHz license will expire in June 2021.
(*4)	The Group purchased 1.8GHz license from KCC in December 2011. Amortization of the 1.8GHz license will commence when the Group starts its related commercial LTE services in the second half of year 2012, under a straight-line basis over the remaining useful life of the 1.8GHz license. The 1.8GHz license will expire in December 2021.
(*5)	The Group additionally purchased Wibro license in March 2012. Amortization of this WiBro license commenced when the Group started its commercial WiBro services on March 30, 2012, under a straight line basis over the remaining useful life. This Wibro license will expire in March 2019.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

16.	Borrowings and Debentures

(1)	Short-term borrowings as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	Lender	Annual interest rate (%)	March 31, 2013		December 31, 2012
Commercial Paper	Meritz Securities Co., Ltd., etc	2.97	￦	120,000	130,000
Short-term borrowings	Kookmin Bank, etc.	3.98		40,000	470,245

			￦	160,000	600,245

(2)	Long-term borrowings as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	March 31, 2013		December 31, 2012
Bank of Communications (*)	6M Libor + 0.29	Oct. 10, 2013	￦ (USD	33,363 30,000)	(USD	32,133 30,000)
Bank of China (*)	6M Libor + 0.29	Oct. 10, 2013	(USD	22,242 20,000)	(USD	21,422 20,000)
DBS Bank (*)	6M Libor + 0.29	Oct. 10, 2013	(USD	27,803 25,000)	(USD	26,778 25,000)
SMBC (*)	6M Libor + 0.29	Oct. 10, 2013	(USD	27,803 25,000)	(USD	26,778 25,000)
Kookmin Bank and 13 others	4.48	Feb. 14, 2015		—		350,000
Korea Development Bank	3.56	Jun. 17, 2013		881		1,762
Korea Development Bank	3.56	Jun. 16, 2014		4,118		4,942
Shinhan Bank	3.56	Jun. 15, 2015		7,705		8,561
Kookmin Bank	3.56	Jun. 15, 2016		9,749		9,749
Kookmin Bank	3.56	Mar. 15, 2017		5,996		5,996

Sub-total				139,660		488,121
Less present value discount on long-term borrowings				—		(1,667)

				139,660		486,454
Less current portion of long-term borrowings				(121,248)		(117,217)

Long-term borrowings			￦	18,412		369,237

(*)	As of March 31, 2013, 6M Libor rate is 0.44%.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

16.	Borrowings and Debentures, Continued

(3)	Debentures as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	March 31, 2013		December 31, 2012
Unsecured private bonds	Refinancing fund	2016	5.00	￦	200,000		200,000
Unsecured private bonds		2013	4.00		200,000		200,000
Unsecured private bonds		2014	5.00		200,000		200,000
Unsecured private bonds	Other fund	2015	5.00		200,000		200,000
Unsecured private bonds		2018	5.00		200,000		200,000
Unsecured private bonds		2013	6.92		250,000		250,000
Unsecured private bonds		2016	5.54		40,000		40,000
Unsecured private bonds		2016	5.92		230,000		230,000
Unsecured private bonds	Operating fund	2016	3.95		110,000		110,000
Unsecured private bonds		2021	4.22		190,000		190,000
Unsecured private bonds	Operating and refinancing fund	2019	3.24		170,000		170,000
Unsecured private bonds		2022	3.30		140,000		140,000
Unsecured private bonds		2032	3.45		90,000		90,000
Unsecured private bonds(*1)	Operating fund	2014	4.86		20,000		20,000
Unsecured private bonds(*1)		2015	4.62		10,000		10,000
Unsecured private bonds(*2)		2013	3.99		150,000		150,000
Unsecured private bonds(*2)		2014	4.53		290,000		290,000
Unsecured private bonds(*2)		2014	4.40		100,000		100,000
Unsecured private bonds(*2)		2015	4.09		110,000		110,000
Unsecured private bonds(*2)		2015	4.14		110,000		110,000
Unsecured private bonds(*2)		2017	4.28		100,000		100,000
Unsecured private bonds(*2)		2015	3.14		130,000		130,000
Unsecured private bonds(*2)		2017	3.27		120,000		120,000
Foreign global bonds		2027	6.63	(USD	444,840 400,000)	(USD	428,440 400,000)

Exchangeable bonds(*5)	Refinancing fund	2014	1.75	(USD	443,765 332,528)	(USD	405,678 332,528)
Floating rate notes(*3)	Operating fund	2014	3M Libor + 1.60	(USD	278,025 250,000)		267,775
						(USD	250,000)
Floating rate notes(*4)		2014	SOR rate + 1.20	(SGD	58,258 65,000)		56,906
						(SGD	65,000)
Swiss unsecured private bonds		2017	1.75	(CHF	351,300 300,000)		351,930
						(CHF	300,000)
Foreign global bonds		2018	2.13	(USD	778,470 700,000)		749,770
						(USD	700,000)
Australia unsecured private bonds		2017	4.75		347,427		—
				(AUD	300,000)		—
Floating rate notes(*3)		2020	3M Libor + 0.88		333,630		—
				(USD	300,000)		—

Sub-total					6,395,715		5,620,499
Less discounts on bonds					(45,480)		(43,500)

					6,350,235		5,576,999
Less current portion of bonds					(618,372)		(597,779)

				￦	5,731,863		4,979,220

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

16.	Borrowings and Debentures, Continued

(*1)	Unsecured private bonds were issued by SK Telink Co., Ltd., a subsidiary of the Parent Company.
(*2)	Unsecured private bonds were issued by SK Broadband Co, Ltd., a subsidiary of the Parent Company.
(*3)	As of March 31, 2013, 3M Libor rate is 0.28%.
(*4)	As of March 31, 2013, SOR rate is 0.20%.
(*5)	On April 7, 2009, the Group issued exchangeable bonds with a maturity of five years in the principal amount of USD 332,528,000 for USD 326,397,463 with a coupon rate of 1.75%. As of March 31, 2013, fair value of the exchangeable bonds is USD 399,033,600. The exchange price could be adjusted and the exchange price is ￦190,006 with the exchange rate of ￦1,383.40 per USD 1.

The Group may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the exchange price during a predetermined period. The exchange right may be exercised during the period from May 18, 2009 to March 24, 2014 and the number of common shares that can be exchanged as of March 31, 2013 is 2,421,077 shares.

Exchange of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Group’s voting stock. If such 49% ownership limitation is violated due to the exercise of exchange rights, the Group will pay the bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its exchange right or the weighted average price for the following five or twenty business days. Unless either previously redeemed or exchanged, the notes are redeemable at 100% of the principal amount at maturity.

In accordance with a resolution of the general shareholder’s meeting on March 22, 2013, the exchange price has changed from ￦197,760 to ￦190,006 and the number of common shares that can be exchanged was changed from 2,326,149 shares to 2,421,077 shares due to the payment of periodic dividends. During the three-month period ended March 31, 2013, no exchange was made.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

17.	Long-term Payables - other

(1)	Long-term payables as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013		December 31, 2012
Payables related to acquisition of W-CDMA licenses	￦	555,416	705,605
Other (*)		10,183	9,903

	￦	565,599	715,508

(*)	Other includes vested compensation claims of employees who have rendered long-term service, etc.

(2)	As of March 31, 2013 and December 31, 2012, long-term payables consist of payables related to acquisition of W-CDMA licenses for 2.1GHz, 800MHZ, 1.8GHz and 2.3GHz frequency and other details are as follows:

(In millions of won)
	2.1GHz		800MHz	1.8GHz	2.3GHz	Total
Period of repayment		2012~2014	2013~2015	2012~2021	2014~2016
Coupon rate (*1)		3.58%	3.51%	3.00%	3.00%
Annual effective interest rate (*2)		5.89%	5.69%	5.25%	5.80%
Nominal value	￦	52,600	208,250	746,250	8,650	1,015,750
Present value discount on long-term payments - other		(3,237)	(11,060)	(66,797)	(641)	(81,735)

Present value of long-term payables - other at the time of acquisition		49,363	197,190	679,453	8,009	934,015

Nominal value		35,066	208,250	671,625	8,650	923,591
Present value discount on long-term payables - other		(3,076)	(10,178)	(64,230)	(641)	(78,125)
Current portion of long-term payables - other		(17,533)	(69,417)	(74,625)	—	(161,575)
Accumulated amortization of present value discount at December 31, 2012		2,693	5,955	12,911	155	21,714

Carrying amount as of December 31, 2012		17,150	134,610	545,681	8,164	705,605
Amortization of present value discount		173	966	2,884	52	4,075
Current portion of amortization of present value discount		(161)	(882)	(2,567)	—	(3,610)
Less current portion of long-term payables - other		(17,162)	(66,711)	(64,156)	(2,625)	(150,654)

Carrying amount at March 31, 2013	￦	—	67,983	481,842	5,591	555,416

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

17.	Long-term Payables - other, Continued

(*1)	The Group applied an annual interest rate equal to the previous year average lending rate of public funds financing account less1%.
(*2)	The Group estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term payables-other.

(2)	The repayment schedule of long-term payables - other as of March 31, 2013 is as follows:

(In millions of won)
	Amount
2014	￦	164,458
2015		146,925
2016		77,508
2017 and thereafter		373,125

	￦	762,016

18.	Provisions

Change in provisions for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2013						As of March 31, 2013
	Beginning balance		Increase	Utilization (*)	Others	Ending balance	Current	Non-current
Provision for handset subsidy	￦	353,383	1,485	(111,815)	—	243,053	199,990	43,063
Provision for restoration		39,895	467	(107)	1,224	41,479	8,364	33,115
Other provisions		590	—	(36)	8	562	73	489

	￦	393,868	1,952	(111,958)	1,232	285,094	208,427	76,667

(*)	Utilization includes reversal of other provisions of ￦1 million.

(In millions of won)
	For the three-month period ended March 31, 2012						As of March 31, 2012
	Beginning balance		Increase	Utilization	Others	Ending balance	Current	Non-current
Provision for handset subsidy	￦	762,238	169,931	(195,806)	—	736,363	627,946	108,417
Provision for restoration		36,379	684	(288)	2,003	38,778	4,738	34,040
Other provisions		942	40	(44)	(92)	846	52	794

	￦	799,559	170,655	(196,138)	1,911	775,987	632,736	143,251

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

18.	Provisions, Continued

The Group has provided handset subsidy for the subscribers who purchase handsets on an installment basis and recognized provision for handset subsidy in accordance with the payment duration as of period end.

19.	Finance Lease Liabilities

(1)	Finance Lease

The Group has leased telecommunication equipment under the finance lease agreement with Cisco Capital Korea and display equipment under the finance lease agreement with Hana Capital. Finance lease liabilities as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013		December 31, 2012
Finance Lease Liabilities
Current portion of long-term finance lease liabilities	￦	19,981	19,904
Long-term finance lease liabilities		18,106	22,036

	￦	38,087	41,940

The Group’s related interest and principal as of March 31, 2013, December 31, 2012 are as follows:

(In millions of won)	March 31, 2013			December 31, 2012
	Minimum lease payment		Present value	Minimum lease payment	Present value
Less than 1 year	￦	21,335	19,981	21,375	19,904
1~5 years		18,682	18,106	22,744	22,036

Sub-total		40,017	38,087	44,119	41,940

Current portion of long-term finance lease liabilities			(19,981)		(19,904)

Long-term finance lease liabilities			18,106		22,036

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

(2)	Operating Lease

The Group entered into operating lease and sublease agreements in relation to rented office space and the expected future lease payments and lease revenues are as follows:

(In millions of won)
	Lease payments		Lease revenues
Less than 1 year		30,650	1,050
1~5 years	￦	79,375	1,074
More than 5 years		79,673	1,282

	￦	189,698	3,406

(3)	Sales and Leaseback

For the year ended December 31, 2012, the Group disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. This sale and leaseback transaction is considered as an operating lease and expected future lease payments and lease revenues are explained in Note 19-(2).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

20.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013		December 31, 2012
Present value of defined benefit obligations	￦	271,034	244,867
Fair value of plan assets		(168,692)	(158,345)

	￦	102,342	86,522

(2)	Principal actuarial assumptions as of March 31, 2013 and December 31, 2012 are as follows:

	March 31, 2013	December 31, 2012
Discount rate for defined benefit obligations	3.28% ~ 4.75%	3.28% ~ 4.75%
Expected rate of salary increase	3.00% ~ 5.81%	3.00% ~ 5.81%

Discount rate for defined benefit obligation is determined based on the Group’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement.

(3)	Changes in defined benefit obligations for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2013		March 31, 2012
Beginning balance	￦	244,866	188,120
Current service cost		21,723	19,367
Interest cost		2,112	2,005
Remeasurement
- Adjustment based on experience		3,421	5,488
Benefit paid		(15,801)	(15,862)
Others(*)		14,713	(3,451)

Ending balance	￦	271,034	195,667

(*)	Others include liabilities of ￦14,703 million, transferred due to business combination and transfer to construction in progress during the three-month period ended March 31, 2013 and effects of changes in consolidation scope of ￦(4,185) million in relation to the disposal of Ntreev Soft Co., Ltd. during the three-month period ended March 31, 2012.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

20.	Defined Benefit Liabilities, Continued

(4)	Changes in plan assets for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2013		March 31, 2012
Beginning balance	￦	158,345	102,179
Expected return on plan assets		1,431	949
Remeasurement factor of plan assets		785	243
Contributions by employer directly to plan assets		45	1,388
Benefit paid		(5,077)	(2,229)
Others		13,163	3

Ending balance	￦	168,692	102,533

(*)	Others include assets of ￦14,334 million transferred due to business combination and effects of changes in consolidation scope of ￦(1,312) million during the three-month period ended March 31, 2013.

(5)	Expenses recognized in profit and loss for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2013		March 31, 2012
Current service cost	￦	21,723	19,367
Net interest cost		681	1,056

	￦	22,404	20,423

The above costs are recognized in labor cost, research and development, or capitalized into construction-in-progress.

(6)	Details of plan assets as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013		December 31, 2012
Equity instruments	￦	1,630	1,221
Debt instruments		42,689	34,269
Short-term financial instruments, etc.		124,373	122,855

	￦	168,692	158,345

Actual return on plan assets for the three-month periods ended March 31, 2013 and 2012 amounted to ￦2,216 million and ￦1,191 million, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

21.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting

The Group has entered into a floating-to-fixed cross currency interest rate swap contract with Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling USD 100,000,000 borrowed on October 10, 2006. As of March 31, 2013, in connection with unsettled cross currency interest rate swap contract to which cash flow hedge accounting is applied since May 12, 2010, an accumulated loss on valuation of derivatives amounting to ￦2,802 million (net of tax effect totaling ￦394 million and foreign currency translation loss arising from U.S. dollar denominated long-term borrowings totaling ￦16,410 million) is accounted for as accumulated other comprehensive loss.

In addition, the Group has entered into a fixed-to-fixed cross currency swap contract with Morgan Stanley and five other banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling USD 400,000,000 at annual fixed interest rate of 6.63% issued on July 20, 2007. As of March 31, 2013, in connection with unsettled cross currency swap contract to which cash flow hedge accounting is applied since May 12 2010, an accumulated loss on valuation of derivatives amounting to ￦37,356 million (net of tax effect totaling ￦11,926 million and foreign currency translation gain arising from unguaranteed U.S. dollar denominated bonds totaling ￦12,483 million) is accounted for as accumulated other comprehensive loss. In connection with the cross currency swap contract, gain on valuation of currency swap which was incurred before application of hedge accounting, amounting to ￦129,806 million was recognized in profit or loss.

In addition, the Group has entered into a floating-to-fixed cross currency interest rate swap contract with DBS Bank and Citi Bank to hedge the foreign currency risk and the interest rate risk of its U.S. dollar denominated bonds with face amounts totaling USD 250,000,000 issued on December 15, 2011. As of March 31, 2013, in connection with unsettled cross currency interest rate swap contract, an accumulated gain on valuation of derivatives amounting to ￦5,767 million (net of tax effect totaling ￦1,841 million and foreign currency translation gain arising from unguaranteed U.S. dollar denominated bonds totaling ￦11,490 million) is accounted for as accumulated other comprehensive income.

In addition, the Group has entered into a floating-to-fixed cross currency interest rate swap contract with United Overseas Bank to hedge the foreign currency risk and the interest rate risk of its Singapore dollar denominated bonds with face amounts totaling SGD 65,000,000 issued on December 15, 2011. As of March 31, 2013, in connection with unsettled cross currency interest rate swap contract an accumulated loss on valuation of derivatives amounting to ￦173 million (net of tax effect totaling ￦55 million and foreign currency translation loss arising from unguaranteed Singapore dollar denominated bonds totaling ￦791 million) is accounted for as accumulated other comprehensive loss.

In addition, the Group has entered into a fixed-to-fixed cross currency swap contract with Citi Bank and five other banks to hedge the foreign currency risk of its Swiss Franc denominated bonds with face amounts totaling CHF 300,000,000 issued on June 12, 2012. As of March 31, 2013, in connection with the unsettled cross currency swap contract, an accumulated loss on valuation of derivatives amounting to ￦8,912 million (net of tax effect totaling ￦2,845 million and foreign currency translation gain arising from unguaranteed Swiss Franc denominated bonds totaling ￦12,176 million) is accounted for as accumulated other comprehensive loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

21.	Derivative Instruments, Continued

(1)	Currency swap contracts under cash flow hedge accounting, Continued

In addition, the Group has entered into a fixed-to-fixed cross currency swap contract with Barclays and nine other banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling USD 700,000,000 issued on November 1, 2012. As of December 31, 2013, in connection with the unsettled cross currency swap contract, an accumulated loss on valuation of derivatives amounting to ￦12,029 million (net of tax effect totaling ￦3,840 million and foreign currency translation loss arising from unguaranteed U.S. dollar denominated bonds totaling ￦14,883 million) is accounted for as accumulated other comprehensive loss.

In addition, the Group has entered into a fixed-to-fixed cross currency swap contract with BNP Paribas and three other banks to hedge the foreign currency risk of unguaranteed Australia dollar denominated bonds with face amounts totaling AUD 300,000,000 issued on January 17, 2013. As of March 31, 2013, in connection with the unsettled cross currency swap contract, an accumulated gain on valuation of derivatives amounting to ￦307 million (net of tax effect totaling ￦98 million and foreign currency translation loss arising from unguaranteed Australia dollar denominated bonds totaling ￦11,703 million) is accounted for as accumulated other comprehensive income.

In addition, the Group has entered into a floating-to-fixed cross currency interest rate swap contract with DBS Bank to hedge the foreign currency risk and the interest rate risk of its US dollar denominated bonds with face amounts totaling USD 300,000,000 issued on March 07, 2013. As of March 31, 2013, in connection with unsettled cross currency interest rate swap contract, an accumulated loss on valuation of derivatives amounting to ￦4,077 million (net of tax effect totaling ￦1,302 million and foreign currency translation loss arising from unguaranteed US dollar denominated bonds totaling ￦8,506 million) is accounted for as accumulated other comprehensive loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

21.	Derivative Instruments, Continued

(2)	As of March 31, 2013, fair values of above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

(In millions of won, thousands of U.S. dollars, Singapore dollars, Australian dollars, and Swiss franc)
					Fair value
	Hedged item	Amount		Duration of Contract	Designated as Cash Flow Hedge		Not Designated	Total
Current assets:
Floating-to-fixed cross currency swap	U.S. dollar denominated bonds	USD	100,000	Oct. 10, 2006 ~ Oct. 10, 2013	￦	13,214	—	13,214
Convertible option	Convertible bonds (*)	KRW	50,000	Sep. 01, 2009 ~ Aug. 31, 2014		—	463	463
Non-current assets:
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	USD	400,000	Jul. 20, 2007 ~ Jul. 20, 2027		68,040	—	68,040
Floating-to-fixed cross currency swap	Singapore dollar denominated bonds	SGD	65,000	Dec. 15, 2011 ~ Dec. 12, 2014		562	—	562
Fix-to-fixed cross currency swap	Australia dollar denominated bonds	AUD	300,000	Jan. 17, 2013 ~ Nov. 17, 2017		12,107	—	12,107
Floating-to-fixed cross currency swap	U.S. dollar denominated bonds	USD	300,000	Mar. 07, 2013 ~ Mar. 07, 2020		3,127	—	3,127
Convertible option	Convertible bonds (*)	KRW	50,000	Sep. 01, 2009 ~ Aug. 31, 2014		—	226	226

Total assets					￦	97,050	689	97,739

Non-current liabilities:
Floating-to-fixed interest rate swap	U.S. dollar denominated bonds	USD	250,000	Dec. 15, 2011 ~ Dec.12, 2014		3,882	—	3,882
Fix-to-fixed cross currency swap	Swiss franc denominated bonds	CHF	300,000	Jun. 12, 2012 ~ Jun. 12, 2017		23,933	—	23,933
Fix-to-fixed cross currency swap	U.S. dollar denominated bonds	USD	700,000	Nov. 01, 2012 ~ May. 01, 2018		987	—	987

Total liabilities					￦	28,802	—	28,802

(*)	Fair value of the conversion option of convertible bonds held by SK Communications Co., Ltd., a subsidiary, amounting to ￦689 million was accounted for as non-current derivative financial assets.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

22.	Share Capital and Capital Surplus (Deficit) and Other Capital Adjustments

The Parent Company’s outstanding share capital consists entirely of common stock with a par value of ￦500. The number of authorized, issued and outstanding common shares and capital surplus (deficit) and other capital adjustments as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won, except for share data)
	March 31, 2013		December 31, 2012
Authorized shares	￦	220,000,000	220,000,000
Issued shares(*1)		80,745,711	80,745,711
Share capital
Common stock		44,639	44,639
Capital surplus (deficit) and other capital adjustments:
Paid-in surplus		2,915,887	2,915,887
Treasury stock		(2,410,451)	(2,410,451)
Loss on disposal of treasury stock		(18,855)	(18,855)
Others(*2)		(838,559)	(775,464)

	￦	(351,978)	(288,883)

(*1)	During the years ended December 31, 2003, 2006 and 2009, the Parent Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Parent Company’s outstanding shares have decreased without change in the share capital.
(*2)	Others primarily consist of net losses on disposals of businesses and the excess of the consideration paid by the Group over the carrying values of net assets acquired from common control transactions with entities within the control of the Ultimate Controlling Entity.

There were no changes in share capital for the three-month period ended March 31, 2013 and the years ended December 31, 2012.

23.	Treasury Stock

Through 2009, the Parent Company acquired 8,400,712 shares of treasury stock in the open market for ￦1,992,083 million to provide stock dividends, issue new stocks, merge with Shinsegi Telecom, Inc. and SK IMT Co., Ltd., increase shareholder value, and to stabilize its stock prices when needed.

In addition, the Parent Company acquired 1,250,000 shares of treasury stock for ￦210,356 million from July 26, 2010 to October 20, 2010 and 1,400,000 shares of treasury stock for ￦208,012 million from July 21, 2011 to September 28, 2011, in accordance with the resolution of the Board of Directors on July 22, 2010 and July 19, 2011, respectively.

As a result of these treasury stock transactions, as of March 31, 2013 and December 31, 2012, the Parent Company has 11,050,712 shares of treasury stock at ￦2,410,451 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

24.	Retained Earnings

(1)	Retained earnings as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013		December 31, 2012
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for research & manpower development		155,766	220,000
Reserve for business expansion		9,376,138	9,106,138
Reserve for technology development		2,271,300	1,901,300

		11,825,524	11,249,758
Unappropriated		64,759	874,899

	￦	11,890,283	12,124,657

(2)	Legal reserve

The Korean Commercial Code requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

(3)	Reserve for research & manpower development

Reserve for research and manpower development were appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditure for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

25.	Reserves

(1)	Details of reserves as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013		December 31, 2012
Net change in unrealized fair value of available-for-sale financial assets	￦	187,822	207,063
Net change in other comprehensive income of investments in associates and joint ventures		(126,204)	(175,044)
Net change in unrealized fair value of derivatives		(54,102)	(46,652)
Foreign currency translations differences for foreign operations		(5,340)	(11,003)

	￦	2,176	(25,636)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

25.	Reserves, Continued

(2)	Change in reserves for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)	Net change in unrealized fair value of available-for- sale financial assets		Net change in other comprehensive income of investment in associates	Net change in unrealized fair value of derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2012	￦	354,951	(93,598)	(25,099)	23,810	260,064
Changes		(17,436)	6,317	(20,745)	(7,536)	(39,400)
Tax effect		4,135	68	4,573	—	8,776

Balance at March 31, 2012		341,650	(87,213)	(41,271)	16,274	229,440

Balance at January 1, 2013		207,063	(175,044)	(46,652)	(11,003)	(25,636)
Changes		(25,409)	51,057	(9,829)	5,663	21,482
Tax effect		6,168	(2,217)	2,379	—	6,330

Balance at March 31, 2013	￦	187,822	(126,204)	(54,102)	(5,340)	2,176

26.	Other Operating Expenses

Details of other operating expenses for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2013		March 31, 2012
Other Operating Expenses:
Communication expenses	￦	13,760	17,327
Utilities		54,698	44,451
Taxes and dues		7,670	31,121
Repair		64,416	60,780
Research and development		81,597	66,544
Training		6,388	6,076
Bad debt for accounts receivables - trade		12,113	7,257
Reversal of allowance for doubtful accounts		(50)	(5,654)
Travel		6,526	7,084
Supplies and other		52,047	21,894

	￦	299,165	256,880

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

27.	Other Non-operating Income and Expenses

(1)	Details of other non-operating income and expenses for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2013		March 31, 2012

Other Non-operating Income:
Fees revenues	￦	758	465
Gain on disposal of property and equipment and intangible assets		2,009	1,010
Others		11,096	8,467

	￦	13,863	9,942

Other Non-operating Expenses:
Loss on impairment of property and equipment and intangible assets	￦	10,617	3,429
Loss on disposal of property and equipment and intangible assets		5,379	1,994
Donations		12,162	12,907
Bad debt for accounts receivable - other		10,530	19,687
Others		7,914	6,037

	￦	46,602	44,054

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

28.	Finance Income and Costs

(1)	Details of finance income and costs for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2013		March 31, 2012

Finance Income:
Interest income	￦	17,571	32,396
Dividends		10,149	22,333
Gain on foreign currency transactions		2,538	1,953
Gain on foreign currency translation		2,939	819
Gain on disposal of long-term investment securities		1,041	6,412
Gain on settlement of derivatives		2,274	4,292
Gain on valuation of financial asset at fair value through profit or loss		938	—

	￦	37,450	68,205

(In millions of won)	For the three-month period ended
	March 31, 2013		March 31, 2012
Finance Costs:
Interest expense	￦	89,907	97,035
Loss on foreign currency transactions		3,035	1,182
Loss on foreign currency translation		3,975	859
Loss on disposal of long-term investment securities		190	7,505
Loss on valuation of financial asset at fair value through profit or loss		—	640
Loss on valuation of financial liability at fair value through profit or loss		38,087	3,733
Impairment loss of long-term investment securities		13,569	—

	￦	148,763	110,954

(2)	Details of interest income included in finance income for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2013		March 31, 2012
Interest income on cash equivalents and deposits	￦	11,394	20,789
Interest income on installment receivables and others		6,177	11,607

	￦	17,571	32,396

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

28.	Finance Income and Costs, Continued

(3)	Details of interest expense included in finance costs for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2013		March 31, 2012
Interest expense on bank overdrafts and borrowings	￦	15,752	15,547
Interest expense on debentures		62,165	52,355
Interest on finance lease liabilities		411	811
Others		11,579	28,322

	￦	89,907	97,035

(4)	Details of impairment losses for financial assets for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2013		March 31, 2012
Available-for-sale financial assets	￦	13,569	—
Bad debt for accounts receivable - trade		12,113	7,257
Bad debt for accounts receivable - other		10,530	19,687

	￦	36,212	26,944

29.	Income Tax Expense

Income tax expense was recognized as current tax expense adjusted to changes in estimates related to prior periods, deferred tax expenses by origination and reversal of temporary differences, and income tax recognized in other comprehensive income.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

30.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three-month periods ended March 31, 2013 and 2012 are calculated as follows:

(In millions of won, except for share data)	For the three-month period ended
	March 31, 2013		March 31, 2012
Profit for the period	￦	354,154	306,424
Weighted average number of common shares outstanding		69,694,999	69,694,999

Basic earnings per share (In won)	￦	5,081	4,397

2)	The weighted average number of common shares outstanding for the three-month periods ended March 31, 2013 and 2012 are calculated as follows:

(In shares)	Number of shares	Weighted number of days	Weighted number of shares
Outstanding common shares at January 1, 2013	80,745,711	90/90	80,745,711
Effect of treasury stock	(11,050,712)	90/90	(11,050,712)

Number of shares at March 31, 2013	69,694,999		69,694,999

(In shares)	Number of shares	Weighted number of days	Weighted number of shares
Outstanding common shares at January 1, 2012	80,745,711	91/91	80,745,711
Effect of treasury stock	(11,050,712)	91/91	(11,050,712)

Number of shares at March 31, 2012	69,694,999		69,694,999

(2)	Diluted earnings per share

1)	Diluted earnings per share for the three-month periods ended March 31, 2013 and 2012 are calculated as follows:

(In millions of won, except for share data)	For the three-month period ended
	March 31, 2013(*)		March 31, 2012
Diluted profit for the period	￦	354,154	310,486
Diluted weighted average number of common shares outstanding		69,694,999	72,003,405

Diluted earnings per share (In won)	￦	5,081	4,312

(*)	The number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds is excluded from the diluted earnings per share calculation for the three-month period ended March 31, 2013 as the effect of exchangeable bond would have been ant-dilutive (diluted shares of 2,421,077); thus, diluted earnings per share for the three-month period ended March 31, 2013 is the same as basic earnings per share.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

30.	Earnings per Share, Continued

2)	Diluted profit for the three-month periods ended March 31, 2013 and 2012 are calculated as follows:

(In millions of won)	For the three-month period ended
	March 31, 2013		March 31, 2012
Profit for the period	￦	354,154	306,424
Effect of exchangeable bonds		—	4,062

Diluted profit for the period	￦	354,154	310,486

3)	Adjusted weighted average number of common shares outstanding for the three-month periods ended March 31, 2013 and 2012 are calculated as follows:

(In shares)	For the three-month period ended
	March 31, 2013	March 31, 2012
Weighted average number of common shares outstanding	69,694,999	69,694,999
Effect of exchangeable bonds(*)	—	2,308,406

Adjusted weighted average number of common shares outstanding	69,694,999	72,003,405

(*)	Effect of exchangeable bonds represents weighted average number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds, which could be exchanged to treasury stock.

(3)	Basic loss per share from discontinued operation

(In millions of won, shares)	For the three-month period ended
	March 31, 2013	March 31, 2012
Loss from discontinued operation attributable to owners of the Parent Company	—	9,893
Weighted average number of common shares outstanding	69,694,999	69,694,999

Basic loss per share (In won)	—	142

Diluted loss per share from discontinued operation is the same as basic loss per share from discontinued operation.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

31.	Categories of Financial Instruments

(1)	Financial assets by categories as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	1,124,348	—	1,124,348
Financial instruments		—	—	339,285	—	339,285
Short-term investment securities		—	188,454	—	—	188,454
Long-term investment securities(*1)		16,294	974,406	—	—	990,700
Accounts receivable - trade		—	—	2,236,969	—	2,236,969
Loans and receivables(*2)		—	—	1,112,155	—	1,112,155
Derivative financial assets(*3)		689	—	—	97,050	97,739

	￦	16,983	1,162,860	4,812,757	97,050	6,089,650

(In millions of won)
	December 31, 2012
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	920,125	—	920,125
Financial instruments		—	—	514,561	—	514,561
Short-term investment securities		—	60,127	—	—	60,127
Long-term investment securities(*1)		15,356	938,356	—	—	953,712
Accounts receivable - trade		—	—	1,968,297	—	1,968,297
Loans and receivables(*2)		—	—	981,693	—	981,693
Derivative financial assets(*3)		689	—	—	61,959	62,648

	￦	16,045	998,483	4,384,676	61,959	5,461,163

(*1)	The entire amount of long-term investment securities was designated as financial assets at fair value through profit or loss as the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

31.	Categories of Financial Instruments, Continued

(*2)	Details of loans and receivables as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013		December 31, 2012
Short-term loans	￦	93,306	84,908
Accounts receivable - other		697,239	582,098
Accrued income		19,320	8,715
Other current assets		1,651	431
Long-term loans		61,942	69,299
Guarantee deposits		238,697	236,242

	￦	1,112,155	981,693

(*3)	Derivative financial assets classified as financial assets at fair value through profit or loss is the fair value of conversion right of convertible bonds held by SK Communications Co., Ltd., a subsidiary of the Parent Company.

(2)	Financial liabilities by categories as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)	March 31, 2013
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable - trade	￦	—	253,537	—	253,537
Derivative financial liabilities		—	—	28,802	28,802
Borrowings		—	299,660	—	299,660
Debentures(*1)		443,765	5,906,470	—	6,350,235
Accounts payable - other and other payables(*2)		—	3,966,172	—	3,966,172

	￦	443,765	10,425,839	28,802	10,898,406

(In millions of won)	December 31, 2012
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable - trade	￦	—	253,884	—	253,884
Derivative financial liabilities		—	—	63,599	63,599
Borrowings		—	1,086,699	—	1,086,699
Debentures(*1)		405,678	5,171,321	—	5,576,999
Accounts payable - other and other payables(*2)		—	3,646,486	—	3,646,486

	￦	405,678	10,158,390	63,599	10,627,667

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

31.	Categories of Financial Instruments, Continued

(*1)	The entire amount of debentures was designated as financial liabilities at fair value through profit or loss as the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured.
(*2)	Details of accounts payable and other payables as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013		December 31, 2012
Accounts payable - other	￦	2,203,100	1,811,038
Withholdings		1,998	1,840
Accrued expenses		979,105	890,863
Current portion of long-term payables - other		170,635	177,870
Long-term payables - other		565,599	715,508
Finance lease liabilities		18,106	22,036
Other non-current liabilities		27,629	27,331

	￦	3,966,172	3,646,486

32.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, financial assets available-for-sale, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1)	Market risk

(i)	Currency risk

The Group is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Group manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions. Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Group.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

32.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

Monetary foreign currency assets and liabilities as of March 31, 2013 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)
	Assets		Liabilities
	Foreign currencies	Won translation	Foreign Currencies	Won translation
USD	112,302	124,891	2,179,213	2,423,502
EUR	37,062	52,822	14,879	21,205
JPY	102,257	1,207	10,600	125
AUD	—	—	297,700	344,764
CHF	—	—	298,236	349,234
SGD	—	—	64,663	57,956
Others	10,749	2,001	13,403	2,514

		180,921		3,199,300

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 20)

As of March 31, 2013, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	(37,204)	37,204
EUR		3,162	(3,162)
JPY		108	(108)
Others		(51)	51

	￦	(33,985)	33,985

(ii)	Equity price risk

The Group has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of March 31, 2013, available-for-sale equity instruments measured at fair value amount of ￦715,525 million.

(iii)	Interest rate risk

Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Group’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Group still has interest rate risk arising from borrowings and debentures.

Accordingly, the Group performs various analysis of interest rate risk, which includes refinancing, renewal, alternative financing and hedging instrument option, to reduce interest rate risk and to optimize its financing.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

32.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

The Group’s interest rate risk arises from floating-rate borrowings and payables. As of March 31, 2013, floating-rate borrowings and debentures amount to ￦669,913 million and ￦111,210 million respectively, the Group has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and debentures. (Refer to Note 21) If interest rate only increases (decreases) by 1%, income before income taxes for the three-month period ended March 31, 2013 would not have been changed due to the interest expense from floating-rate borrowings and debentures.

2)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. The maximum credit exposure as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013		December 31, 2012
Cash and cash equivalents	￦	1,124,348	920,125
Financial instruments		339,285	514,561
Available-for-sale financial assets		1,162,860	998,483
Accounts receivable - trade		2,236,969	1,968,297
Loans and receivables		1,112,155	981,693
Derivative financial assets		97,050	61,959
Financial assets at fair value through profit or loss		16,983	16,045

	￦	6,089,650	5,461,163

To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Group establishes credit limits for each customer or counterparty.

For the three-month period ended March 31, 2013, the Group has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Group believes that the possibility of default is remote. Also, the Group’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivates. To minimize such risk, the Group has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of March 31, 2013.

In addition, the aging of trade and other receivables that are overdue at the end of the reporting period but not impaired is stated in Note 6 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in Note 28.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

32.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3)	Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash equivalents balance and have enough liquidity through various committed credit lines. The Group maintains flexibly enough liquidity under credit lines through active operating activities.

Contractual maturities of financial liabilities as of March 31, 2013 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts Payable - trade	￦	253,537	253,537	253,524	13	—
Derivative financial liabilities		28,802	26,943	17,985	38,817	(29,859)
Borrowings		299,660	302,234	283,179	19,055	—
Debentures (*1)		6,350,235	7,587,861	847,920	4,192,648	2,547,293
Accounts payable - other and others(*2)		3,946,499	4,243,980	3,499,376	513,704	230,900

	￦	10,878,733	12,414,555	4,901,984	4,764,237	2,748,334

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1)	Includes estimated interest to be paid and excludes discounts on bonds.
(*2)	Excludes discounts on accounts payable-other and others.

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Group is the same as that of the group as of and for the year ended 31 December 2012.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total debt divided by total equity; the total debt and equity is extracted from the financial statements.

Debt-equity ratio as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013		December 31, 2012
Liabilities	￦	13,041,142	12,740,777
Equity		12,367,700	12,854,782

Debt-equity ratio		105.45%	99.11%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

32.	Financial Risk Management, Continued

(3)	Fair value

Fair value of the financial instruments that are traded in an active market is measured based on the quoted market price at the end of the reporting date. Disclosed market price of the financial assets held by the Group is the bid price.

Fair value of the financial instruments that are not traded in an active market is determined using the valuation method. The Group uses the various valuation methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. Fair value of financial instruments such as long-term liabilities is measured using the various methods including estimated discounted cash flow method.

Fair values of accounts receivable – trade, and accounts payable - trade are considered to be carrying amount less impairment and fair value of financial liabilities for the disclosure purpose is estimated by discounting contractual future cash flows using the current market interest rate used for the similar financial instruments by the Group.

Interest rates used by the Group for the fair value measurement as of March 31, 2013 are as follows:

Interest rate
Derivative instruments	2.55~4.26%
Borrowings and debentures	2.81~2.82%

1)	Fair value and carrying amount

Carrying amount and fair value of financial assets and liabilities are as follows:

(In millions of won)
	March 31, 2013			December 31, 2012
	Carrying amount		Fair value	Carrying amount	Fair value
Assets carried at fair value
Financial assets at fair value through profit or loss	￦	16,983	16,983	16,045	16,045
Derivative financial assets		97,050	97,050	61,959	61,959
Available-for-sale financial assets		715,525	715,525	765,759	765,759

	￦	829,558	829,558	843,763	843,763

Assets carried at amortized cost
Cash and cash equivalents		1,124,348	1,124,348	920,125	920,125
Available-for-sale financial assets		447,335	463,629	232,724	232,724
Accounts receivable - trade and others		3,349,124	3,349,124	2,949,990	2,949,990
Financial instruments		339,285	339,285	514,561	514,561

	￦	5,260,092	5,276,386	4,617,400	4,617,400

Liabilities carried at fair value
Financial liabilities at fair value through profit or loss		443,765	443,765	405,678	405,678
Derivative financial liabilities		28,802	28,802	63,599	63,599

	￦	472,567	472,567	469,277	469,277

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

32.	Financial Risk Management, Continued

(3)	Fair value, Continued

(In millions of won)
	March 31, 2013			December 31, 2012
	Carrying amount		Fair value	Carrying amount	Fair value
Liabilities carried at amortized cost
Accounts payable - trade	￦	253,537	253,537	253,884	253,884
Borrowings		299,660	309,788	1,086,699	1,100,464
Debentures		5,906,470	6,228,039	5,171,321	5,461,142
Accounts payable - other and others		3,966,172	3,966,172	3,646,486	3,646,486

	￦	10,425,839	10,757,536	10,158,390	10,461,976

2)	Fair value hierarchy

The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The table below analyzes financial instruments carried at fair value, by fair value hierarchy as of March 31, 2013.

(In millions of won)
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss	￦	—	16,294	689	16,983
Derivative financial assets		—	97,050	—	97,050
Available-for-sale financial assets		560,957	46,262	108,306	715,525
Financial liabilities at fair value through profit or loss		443,765	—	—	443,765
Derivative financial liabilities		—	28,802	—	28,802

There have been no transfers from Level 2 to Level 1 in 2013 and changes of financial assets classified as Level 3 for the three-month period ended March 31, 2013 are as follows:

(In millions of won)
	Balance at January 1		Acquisition	Other comprehensive income	Disposal	Balance at March 31
Financial assets at fair value through profit or loss	￦	689	—	—	—	689
Available-for-sale financial assets		125,572	1,000	(2,520)	(15,746)	108,306

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

33.	Transactions with Related Parties

Transactions among consolidated entities have been eliminated upon the consolidation and significant related party transactions of the Group for the three-month periods ended March 31, 2013 and 2012, and account balances as of March 31, 2013 and December 31, 2012 are as follows:

(1)	Transactions

(In millions of won)
	Operating revenue and others			Operating expense and others
	Three-month period ended March 31, 2013		Three-month period ended March 31, 2012	Three-month period ended March 31, 2013	Three-month period ended March 31, 2012
Parent Company	￦	574	100	179,866	7,766
Associates		5,794	50,884	19,638	137,626
Others		30,260	14,429	502,276	542,145

	￦	36,628	65,413	701,780	687,537

Please refer to note 10 for details of business combination with entities under common control.

(2)	Account balances

(In millions of won)
	Accounts receivable and others			Accounts payable and others
	March 31, 2013		December 31, 2012	March 31, 2013	December 31, 2012
Parent Company	￦	571	310	171,268	—
Associates		75,953	68,768	6,029	164,783
Others		23,853	55,757	281,577	520,487

	￦	100,377	124,835	458,874	685,270

(3)	Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operating, and controlling of the business as key management. The compensations given to such key management for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2013		March 31, 2012
Salaries	￦	1,253	7,991
Provision for retirement benefits		721	565

	￦	1,974	8,556

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

34.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases on buildings in the amount of ￦15,200 million as of March 31, 2013.

PS & Marketing Corporation, a subsidiary of the Parent Company, has obtained a line of credit for ￦40,000 million from Shinhan Bank for operational purposes. In relation to the line of credit, PS & Marketing Corporation pledged ￦52,000 million of inventory as collateral to Shinhan Bank as of March 31, 2013.

(2)	Guarantee provided

As of March 31, 2013, the Parent Company has participated in “Tactical Airship” program of the Defense Acquisition Program Administration with Joint Defense Corporation. For an advance receipt amounting to USD 3,897,196, which Joint Defense Corporation received from the Defense Acquisition Program Administration, the Parent Company provides payment guarantees to the Defense Acquisition Program Administration.

(3)	Contingencies

As of March 31, 2013, the Group has recorded a provision in the amount of ￦5,459 million as SK Broadband Co., Ltd., a subsidiary of the Parent Company, have partially lost the first trial relating to the violation of customer’s privacy (plaintiff’s claims of ￦24,689 million).

As of March 31, 2013, the claim amount of pending litigations of SK Communications Co., Ltd., a subsidiary of the Parent Company, amounts to ￦6,131 million and the ultimate result of these litigations cannot be reasonably estimated.

35.	Discontinued Operation

(1)	Discontinued operation

During the three-month period ended June 30, 2012, SK Telink Co., Ltd., a subsidiary of the Parent Company, ceased its broadcasting business due to the rapid decrease in satellite digital multimedia broadcasting subscribers along with the effects from smart phones, etc.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

35.	Discontinued Operation, Continued

(2)	Results of discontinued operation

Results of discontinued operation included in the consolidated statements of income for the three-month period ended March 31, 2012 are as follows. The consolidated statement of income presented for comparative purposes was restated in order to present discontinued operation segregated from the continuing operations.

(In millions of won)
	March 31, 2012
Results of discontinued operation:
Revenue	￦	261
Expense		(13,127)

Operating loss generated by discontinued operation		(12,866)
Income tax benefit		2,973

Loss generated by discontinued operation	￦	(9,893)

Attributable to:
Owners of the Parent Company		(9,398)
Non-controlling interests		(495)

(3)	Cash flows used in discontinued operation

Cash flows used in discontinued operation for the three-month period ended March 31, 2012 are as follows:

(In millions of won)
	March 31, 2012
Cash flow used in discontinued operation:
Net cash used in operating activities	￦	(9,704)
Net cash used in investing activities		(300)
Net cash used in financing activities		(9,602)

Net cash used in discontinued operation	￦	(19,606)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

36.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2013		March 31, 2012
Interest income	￦	(17,571)	(32,396)
Dividend		(10,149)	(22,333)
Gain on foreign currency translation		(2,939)	(819)
Gain on disposal of long-term investments assets		(1,041)	(6,412)
Gain on settlement of derivatives		(2,274)	(4,292)
Equity in losses of investments in affiliates		(161,325)	27,583
Gain on disposal of property, equipment and intangible assets		(2,009)	(1,010)
Reversal of allowance for doubtful accounts		(50)	(5,654)
Gain on valuation of financial assets at fair value through profit or loss		(938)	—
Other income		(2,067)	(2,193)
Interest expenses		89,907	97,035
Loss on foreign currency translation		3,975	859
Loss on disposal of long-term investments securities		190	7,505
Impairment loss on long-term investment securities		13,569	—
Income tax expense		81,972	81,604
Provision for retirement benefits		22,404	20,423
Depreciation and amortization		681,973	625,804
Bad debt expenses		12,113	7,257
Loss on disposal of property, equipment and intangible assets		5,379	1,994
Impairment loss on property, equipment and intangible assets		10,617	3,429
Loss on valuation of financial assets at fair value through profit or loss		—	640
Loss on valuation of financial liabilities at fair value through profit or loss		38,087	3,733
Bad debt for accounts receivable - other		10,530	19,687
Loss on disposition of other investment		1	—
Other expenses		2,240	2,756

	￦	772,594	825,200

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

36.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2013		March 31, 2012
Accounts receivable - trade	￦	(149,972)	67,254
Accounts receivable - other		(59,722)	181,448
Accrued income		(829)	(5,653)
Advance payments		(37,172)	(13,865)
Prepaid expenses		3,478	12,324
Proxy paid V.A.T.		(10,833)	(311)
Inventories		18,477	17,128
Guarantee deposits		6,998	12,775
Accounts payable - trade		6,519	(44,706)
Accounts payable - other		(252,480)	(274,740)
Advanced receipts		1,285	(188)
Withholdings		99,189	117,747
Deposits received		(542)	(3,089)
Accrued expenses		92,390	129,735
Advanced V.A.T.		25,607	13,488
Unearned revenue		(21,544)	(26,245)
Provisions		(79,988)	(28,679)
Long-term provisions		(30,061)	3,718
Plan assets		5,032	841
Retirement benefit payment		(15,801)	(15,862)
Others		6,476	1,168

	￦	(393,493)	144,288

(3)	Significant non-cash transactions for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2013		March 31, 2012
Transfer of other tangible assets to construction in progress	￦	264,163	367,439
Transfer of construction in progress to property, equipment and investment in associates		316,508	603,665
Accounts payable - other related to acquisition of tangible assets and others		(118,913)	8,010

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

37.	Subsequent Events

On April 23, 2013, the Group issued bonds of ￦230,000 million with fixed interest rate of 3.03% and ￦130,000 million with fixed interest rate of 3.22%. Maturities of those bonds are April 23, 2023 and April 23, 2033, respectively.

SK TELECOM CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

March 31, 2013 and 2012

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of SK Telecom Co., Ltd. (the “Company”), which comprise the condensed separate statement of financial position as of March 31, 2013, the related condensed separate statements of income, comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2013 and 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 ‘Interim Financial Reporting’, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No.1034 ‘Interim Financial Reporting’.

Highlights

As discussed in Note 3 to the condensed separate interim financial statements, the Company adopted amendments to K-IFRS No.1001, ‘Presentation of Financial Statements’ from the interim period ended September 30, 2012 and separately presents operating income on the separate statements of income, which is calculated as operating revenue less operating expense. The Company applied this change in accounting policies retrospectively and accordingly restated the comparative information of the separate statement of income for the three-month ended March 31, 2012.

Other matters

The statement of financial position of the Company as of December 31, 2012, and the related separate statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us and our report thereon, dated February 22, 2013, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2012, presented for comparative purposes, is not different from that audited by us in all material respects.

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying condensed consolidated interim financial statements are for use by those knowledgeable about Korean review standards and their application in practice.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 10, 2013

This report is effective as of May 10, 2013, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying condensed separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

SK TELECOM CO., LTD.

Condensed Separate Statements of Financial Position

As of March 31, 2013 and December 31, 2012

(In millions of won)	Note	March 31, 2013		December 31, 2012

Assets
Current Assets:
Cash and cash equivalents	26,27	￦	465,783	256,577
Short-term financial instruments	4,26,27		135,500	179,300
Short-term investment securities	6, 26,27		76,504	56,401
Accounts receivable - trade, net	5,26,27,28		1,416,415	1,407,206
Short-term loans, net	5,26,27,28		84,714	75,449
Accounts receivable - other, net	5,26,27,28		454,931	383,048
Prepaid expenses			73,252	76,016
Derivative financial assets	16,26,27		13,214	9,656
Inventories, net			10,482	15,995
Non-current assets held for sale	7		2,143	121,337
Advanced payments and other	5,26,27		32,873	8,714

Total Current Assets			2,765,811	2,589,699

Non-Current Assets:
Long-term financial instruments	4,26,27		69	69
Long-term investment securities	6,26,27		700,382	733,893
Investments in subsidiaries and associates	8		8,110,130	7,915,547
Property and equipment, net	9,28		7,043,807	7,119,090
Goodwill	10		1,306,236	1,306,236
Intangible assets, net	11		2,113,179	2,187,872
Long-term loans, net	5,26,27,28		43,273	49,672
Long-term prepaid expenses			15,974	21,582
Guarantee deposits	4,5,26,27,28		143,135	149,373
Long-term derivative financial assets	16,26,27		83,836	52,303
Deferred tax assets	24		65,312	123,723
Other non-current assets			397	443

Total Non-Current Assets			19,625,730	19,659,803

Total Assets		￦	22,391,541	22,249,502

See accompanying notes to the condensed separate interim financial statements.

3

SK TELECOM CO., LTD.

Condensed Separate Statements of Financial Position, Continued

As of March 31, 2013 and December 31, 2012

(In millions of won)	Note	March 31, 2013		December 31, 2012

Liabilities and Equity
Current Liabilities:
Short-term borrowings	12,26,27	￦	40,000	330,000
Current portion of long-term debt, net	12,13,26,27		710,419	713,072
Accounts payable - other	26,27,28		1,932,347	1,509,456
Withholdings	26,27		659,696	552,380
Accrued expenses	26,27		663,396	600,101
Income tax payable			87,663	52,267
Unearned revenue			241,077	252,298
Provisions	14		207,940	286,819
Advanced receipts			49,048	46,693

Total Current Liabilities			4,591,586	4,343,086

Non-Current Liabilities:
Debentures, net, excluding current portion	12,26,27		4,764,416	3,992,111
Long-term borrowings, excluding current portion	12,26,27		—	348,333
Long-term payables - other	13,26,27		555,416	705,605
Long-term unearned revenue			150,408	160,820
Defined benefit liabilities	15		41,993	34,951
Long-term derivative financial liabilities	16,26,27		28,802	63,599
Long-term provisions	14		68,666	99,355
Other non-current liabilities	26,27,28		125,586	124,594

Total Non-Current Liabilities			5,735,287	5,529,368

Total Liabilities			10,326,873	9,872,454

Equity
Share capital	1,17		44,639	44,639
Capital deficit and other capital adjustments	17,18		(236,160)	(236,160)
Retained earnings	19		12,128,372	12,413,981
Reserves	20		127,817	154,588

Total Equity			12,064,668	12,377,048

Total Liabilities and Equity		￦	22,391,541	22,249,502

See accompanying notes to the condensed separate interim financial statements.

4

SK TELECOM CO., LTD.

Condensed Separate Statements of Income

For the three-month periods ended March 31, 2013 and 2012

(In millions of won except for per share data)	Note	March 31, 2013		March 31, 2012

Operating revenue:	3,28
Revenue		￦	3,112,099	3,007,439

Operating expense:	28
Labor cost			199,905	169,735
Commissions paid			1,369,500	1,271,355
Depreciation and amortization			476,364	400,956
Network interconnection			176,366	225,750
Leased line			104,036	107,436
Advertising			34,669	36,198
Rent			86,286	80,888
Cost of products that have been resold			78,802	61,945
Other operating expenses	21		166,060	170,511

Sub-total			2,691,988	2,524,774

Operating income	3		420,111	482,665

Finance income	23		27,865	52,113
Finance costs	23		(115,402)	(84,365)
Other non-operating income	3,22		6,973	4,706
Other non-operating expenses	3,22		(30,571)	(29,669)
Gain on disposal of investments in subsidiaries and associates	8		71,200	80,483
Impairment loss on investments in associates			—	(72,096)

Profit before income tax			380,176	433,837

Income tax expense	24		77,999	88,865

Profit for the period		￦	302,177	344,972

Earnings per share	25
Basic earnings per share		￦	4,336	4,950

Diluted earnings per share		￦	4,336	4,847

See accompanying notes to the condensed separate interim financial statements.

5

SK TELECOM CO., LTD.

Condensed Separate Statements of Comprehensive Income

For the three-month periods ended March 31, 2013 and 2012

(In millions of won)	Note	March 31, 2013		March 31, 2012

Profit for the period		￦	302,177	344,972

Other comprehensive loss
Items that will not be reclassified to profit or loss:
Actuarial losses on defined benefit obligations, net	15,19		(2,348)	(4,684)
Items that are or may be reclassified subsequently to profit or loss:
Net change in unrealized fair value of available-for-sale financial assets	20		(19,320)	(11,699)
Net change in unrealized fair value of derivatives	16,20		(7,451)	(14,323)

			(29,119)	(30,706)

Total comprehensive income		￦	273,058	314,266

See accompanying notes to the condensed separate interim financial statements.

6

SK TELECOM CO., LTD.

Condensed Separate Statements of Changes in Equity

For the three-month periods ended March 31, 2013 and 2012

(In millions of won)
			Capital deficit and other capital adjustments
	Share capital		Paid-in surplus	Treasury stock	Loss on disposal of treasury stock	Other	Retained earnings	Reserves	Total equity
Balance, January 1, 2012	￦	44,639	2,915,887	(2,410,451)	(18,855)	(722,597)	11,837,185	320,494	11,966,302
Cash dividends		—	—	—	—	—	(585,439)	—	(585,439)
Total comprehensive income
Profit for the period		—	—	—	—	—	344,972	—	344,972
Other comprehensive loss		—	—	—	—	—	(4,684)	(26,022)	(30,706)

Balance, March 31, 2012	￦	44,639	2,915,887	(2,410,451)	(18,855)	(722,597)	11,592,034	294,472	11,695,129

Balance, January 1, 2013	￦	44,639	2,915,887	(2,410,451)	(18,855)	(722,741)	12,413,981	154,588	12,377,048
Cash dividends		—	—	—	—	—	(585,438)	—	(585,438)
Total comprehensive income
Profit for the period		—	—	—	—	—	302,177	—	302,177
Other comprehensive loss		—	—	—	—	—	(2,348)	(26,771)	(29,119)

Balance, March 31, 2013	￦	44,639	2,915,887	(2,410,451)	(18,855)	(722,741)	12,128,372	127,817	12,064,668

See accompanying notes to the condensed separate interim financial statements.

7

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows

For the three-month periods ended March 31, 2013 and 2012

(In millions of won)	Note	March 31, 2013		March 31, 2012

Cash flows from operating activities:
Cash generated from operating activities
Profit for the period		￦	302,177	344,972
Adjustments for income and expenses	31		625,487	557,635
Changes in assets and liabilities related to operating activities	31		(90,051)	211,427

Sub-total			837,613	1,114,034
Interest received			5,037	20,621
Dividends received			—	25,167
Interest paid			(71,719)	(59,468)
Income tax refund received (income tax paid)			18,589	(1,972)

Net cash provided by operating activities			789,520	1,098,382

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			43,800	422,500
Collection of short-term loans			91,232	51,956
Proceeds from disposal of long-term investment securities			10,712	469
Proceeds from disposal of investments in subsidiaries and associates			—	88,602
Proceeds from disposal of property and equipment			684	450
Proceeds from disposal of intangible assets			512	1,577
Proceeds from disposal of non-current assets held for sale			190,393	—
Collection of long-term loans			5,531	2,811
Proceeds from disposal of other non-current assets			48	—

Sub-total			342,912	568,365
Cash outflows for investing activities:
Increase in short-term financial instruments, net			(20,000)	(45,000)
Increase in short-term loans			(99,138)	(48,808)
Acquisition of long-term investment securities			(1,003)	(9,469)
Acquisition of investments in subsidiaries and associates			(194,584)	(3,066,547)
Acquisition of property and equipment			(459,439)	(486,802)
Acquisition of intangible assets			(6,048)	(15,939)
Increase in other non-current assets			—	(246)

Sub-total			(780,212)	(3,672,811)

Net cash used in investing activities			(437,300)	(3,104,446)

See accompanying notes to the condensed separate interim financial statements.

8

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2013 and 2012

(In millions of won)	Note	March 31, 2013		March 31, 2012

Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings		￦	40,000	500,000
Proceeds from long-term borrowings			—	1,986,800
Issuance of debentures			656,359	—
Cash inflows from transaction of derivatives			2,274	1,517

Sub-total			698,633	2,488,317
Cash outflows for financing activities:
Repayment of short-term borrowings			(330,000)	—
Repayment of long-term borrowings			(350,000)	—
Repayment of current portion of long-term debt			(161,575)	(92,158)
Repayment of debentures			—	(118,813)
Cash outflows from transaction of derivatives			—	(3,157)

Sub-total			(841,575)	(214,128)

Net cash provided by (used in) financing activities			(142,942)	2,274,189

Net increase in cash and cash equivalents			209,278	268,125
Cash and cash equivalents at beginning of the period			256,577	895,558
Effects of exchange rate changes on cash and cash equivalents			(72)	—

Cash and cash equivalents at end of the period		￦	465,783	1,163,683

See accompanying notes to the condensed separate interim financial statements.

9

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2013 and 2012

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications in Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of March 31, 2013, the Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings, Co., Ltd.	20,363,452	25.22
National Pension	4,928,904	6.10
Institutional investors and other minority stockholders	44,402,643	54.99
Treasury stock	11,050,712	13.69

Total number of shares	80,745,711	100.00

2.	Basis of Presentation

(1)	Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies.

These condensed separate interim financial statements were prepared in accordance with K-IFRS No. 1034, ‘Interim Financial Reporting’ as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as at and for the year ended December 31, 2012. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, ‘Separate Financial Statements’ presented by a parent, an investor in an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

(2)	Use of estimates and judgments

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the financial statements as of and for the year ended December 31, 2012.

10

2.	Basis of Presentation, Continued

(3)	Common control transactions

SK Holdings Co., Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Company because it has de facto control of the Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

3.	Significant Accounting Policies

Except as described below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2012. The following changes in accounting policy are also expected to be reflected in the Company’s separate financial statements as at and for the year ending December 31, 2013.

(1)	Changes in accounting policies

1) K-IFRS No. 1001, ‘Presentation of Financial Statements’

The Company has applied the amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’ since January 1, 2013, classified items within other comprehensive income by nature and presented “items that are not subsequently recycled through profit or loss” and “items that are subsequently reclassified if certain conditions are met” as a group.

2) K-IFRS No.1110, ‘Consolidated Financial Statements’

The Company has applied the amendments to K-IFRS No. 1110, ‘Consolidated Financial Statements’ since January 1, 2013. The standard introduces a single control model to determine whether an investee should be consolidated. Subsidiary is an entity that is controlled by a controlling entity or a subsidiary of a controlling company. A controlling entity or a subsidiary of a controlling company controls a subsidiary when the controlling entity or the subsidiary of the controlling company is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.

3) K-IFRS No.1111, ‘Joint Arrangements’

The Company has applied the amendments to K-IFRS No. 1111, ‘Joint Arrangements’ since January 1, 2013. The standard classifies joint arrangements into two types - joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method.

11

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

4) K-IFRS No.1112, ‘Disclosure of Interests in Other Entities’

The Company has applied the amendments to K-IFRS No. 1112, ‘Disclosure of Interests in Other Entities’ since January 1, 2013. The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Company is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. The standard requires the disclosure of information about the nature, risks and financial effects of these interests.

5) K-IFRS No. 1019, ‘Employee Benefits’

The Company has applied the amendments to K-IFRS No. 1019, ‘Employee Benefits’ since January 1, 2013. The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation.

6) K-IFRS No. 1113, ‘Fair Value Measurement’

The Company has applied the amendments to K-IFRS No. 1113, ‘Fair Value Measurement’ since January 1, 2013. The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements.

(2)	Impact of changes in accounting policies

1) K-IFRS No.1110, ‘Consolidated Financial Statements’

In accordance with the transitional provision on K-IFRS No. 1110, the Company assessed control on investees as of January 1, 2013, the initial adoption date of the standard, and there have been no changes in subsidiaries upon adoption of the standard.

2) K-IFRS No. 1001, ‘Presentation of Financial Statements’

The Company early adopted the amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’ since the interim period ended September 30, 2012 and separately present its operating income as operating revenue less operating expense on the separate statement of income.

12

3.	Significant Accounting Policies, Continued

(2)	Impact of changes in accounting policies, Continued

The Company retrospectively applied the amendment to K-IFRS No. 1001, for which the impact is as follows:

(In millions of won)
	For the three month ended March 31, 2012
Operating income before adoption of the amendment	￦	457,702
Differences:
Other non-operating income		—
Gain on disposal of property and equipment and intangible assets		231
Others		4,475

		(4,706)
Other non-operating expense
Loss on disposal of property and equipment and intangible assets		762
Donations		12,270
Bad debt for accounts receivable - other		15,959
Others		678

		29,669

Operating income after adoption of the amendment	￦	482,665

(3)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2013. Impact of these new standards, interpretations and amendments to the separate interim financial statements cannot be measured as of March 31, 2013.

1) K-IFRS No. 1032, ‘Financial Instruments: Presentation’

The amendments clarified the application guidance related to ‘offsetting a financial asset and a financial liability’. The amendment is mandatorily effective for periods beginning on or after January 1, 2014 with earlier application permitted.

13

4.	Restricted Deposits

Deposits which are restricted in use as of March 31, 2013 and December 31, 2012 are summarized as follows:

(In millions of won)
	March 31, 2013		December 31, 2012
Short-term financial instruments(*)	￦	83,500	83,500
Long-term financial instruments(*)		69	69
Deposit		40	40

	￦	83,609	83,609

(*)	Financial instruments include charitable trust fund established by the Company. Profits from this charitable fund are donated to charitable institutions the funds cannot be withdrawn as of March 31, 2013.

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)	March 31, 2013
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable - trade	￦	1,516,552	(100,137)	1,416,415
Short-term loans		85,828	(1,114)	84,714
Accounts receivable - other		504,489	(49,558)	454,931
Accrued income		5,375	—	5,375

		2,112,244	(150,809)	1,961,435
Non-current assets:
Long-term loans		66,334	(23,061)	43,273
Guarantee deposits		143,135	—	143,135

		209,469	(23,061)	186,408

	￦	2,321,713	(173,870)	2,147,843

14

5.	Trade and Other Receivables, Continued

(In millions of won)	December 31, 2012
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable - trade	￦	1,497,745	(90,539)	1,407,206
Short-term loans		76,471	(1,022)	75,449
Accounts receivable - other		421,695	(38,647)	383,048
Accrued income		4,147	—	4,147

		2,000,058	(130,208)	1,869,850
Non-current assets:
Long-term loans		72,801	(23,129)	49,672
Guarantee deposits		149,373	—	149,373

		222,174	(23,129)	199,045

	￦	2,222,232	(153,337)	2,068,895

(2)	The movement in allowance for doubtful accounts of trade and other receivables during the three-month periods ended March 31, 2013 and 2012 were as follows:

(In millions of won)
	March 31, 2013		March 31, 2012
Balance at January 1	￦	153,337	171,639
Increase of bad debt allowances		15,527	16,249
Reversal of allowances for doubtful accounts		—	(4,301)
Write-offs		(204)	(256)
Collection of receivables previously written-off		5,210	5,669

Balance at March 31	￦	173,870	189,000

(3)	Details of overdue but not impaired, and impaired trade and other receivable as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)	March 31, 2013			December 31, 2012
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Neither overdue or impaired	￦	1,105,682	698,319	1,093,481	636,292
Overdue but not impaired		30,183	—	25,502	—
Impaired		380,687	106,842	378,762	88,196

		1,516,552	805,161	1,497,745	724,488
Allowances for doubtful accounts		(100,137)	(73,733)	(90,539)	(62,798)

	￦	1,416,415	731,428	1,407,206	661,690

The Company establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

15

5.	Trade and Other Receivables, Continued

(4)	The aging of overdue but not impaired accounts receivable as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013		December 31, 2012
Less than 1 month	￦	6,590	3,699
1 ~ 3 months		6,404	3,686
3 ~ 6 months		2,043	9,175
More than 6 months		15,146	8,942

	￦	30,183	25,502

6.	Investment Securities

(1)	Details of short-term investment securities as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013		December 31, 2012
Beneficiary certificates(*)	￦	76,262	56,159
Current portion of long-term investment securities		242	242

	￦	76,504	56,401

(*)	The distributions arising from beneficiary certificates as of March 31, 2013, were accounted for as accrued income.

(2)	Details of long-term investment securities as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013		December 31, 2012
Equity securities:
Marketable equity securities	￦	560,957	584,029
Unlisted equity securities		18,814	18,814
Equity investments		103,743	115,120

		683,514	717,963
Debt securities:
Public bonds(*1)		356	356
Investment bonds(*2)		16,754	15,816

		17,110	16,172

Total		700,624	734,135
Less current portion of long-term investment securities		(242)	(242)

Long-term investment securities	￦	700,382	733,893

16

6.	Investment Securities, Continued

(*1)	Details of maturity for the public bonds as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013	December 31, 2012
1 ~ 5 years	356	356

(*2)	The Company classified convertible bonds of NanoEnTek, Inc. (carrying amount as of March 31, 2013: ￦16,294 million) as financial assets at fair value through profit or loss. The difference between acquisition cost and fair value is accounted for as finance income (loss).

7.	Non-current Assets Held for Sale

A disposal contract for the Company’s ownership interests in SK Fans Co., Ltd., an associate, has been entered into during the year ended December 31, 2012 and investment in the associate was reclassified to non-current assets held for sale.

Non-current assets held for sale as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013		December 31, 2012
Investments in subsidiaries(*)	￦	—	119,194
Investments in associates		2,143	2,143

	￦	2,143	121,337

(*)	For the three-month period ended March 31, 2013, the Company disposed its ownership interests of 27% in SKY Property Mgmt. Ltd., a subsidiary, to SK Innovation Co., Ltd., a related party and recognized ￦71,200 million of disposal gain.

The assets classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

8.	Investments in Subsidiaries and Associates

(1)	Investments in subsidiaries and associates as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013		December 31, 2012
Investments in subsidiaries	￦	3,476,663	3,315,205
Investments in associates		4,633,467	4,600,342

	￦	8,110,130	7,915,547

17

8.	Investments in Subsidiaries and Associates, Continued

(2)	Details of investments in subsidiaries as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)	March 31, 2013				December 31, 2012
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,082,272	83.5	￦	144,740	144,740
SK Broadband Co., Ltd.	149,638,354	50.6		1,242,247	1,242,247
PS&Marketing Corporation	46,000,000	100.0		213,934	213,934
Service Ace Co., Ltd.	4,385,400	100.0		21,927	21,927
Service Top Co., Ltd.	2,856,200	100.0		14,281	14,281
Network O&S Co., Ltd.	3,000,000	100.0		15,000	15,000
SK Planet Co., Ltd.(*1)	72,927,317	100.0		1,538,020	1,234,884
SK Telecom China Holdings Co., Ltd.	—	100.0		29,116	29,116
SKY Property Mgmt. Ltd.(*2)	—	—		—	264,850
SKT Vietnam PTE. Ltd.	180,476,700	73.3		26,264	26,264
SKT Americas, Inc.	122	100.0		76,764	72,786
YTK Investment Ltd.	—	100.0		69,464	69,464
Atlas Investment	—	100.0		59,122	59,122
SK Global Healthcare Business Group Ltd.	—	100.0		25,784	25,784

				3,476,663	3,434,399

Non-current assets held for sale				—	(119,194)

			￦	3,476,663	3,315,205

(*1)	The Company acquired additional 50% shares of SK Marketing & Company Co., Ltd., an associate, from SK Innovation Co., Ltd., a related party, and transferred its 100% shares of SK Marketing & Company Co., Ltd. (100%) to SK Planet Co.,Ltd., and received 12,927,317 of new shares of SK Planet Co.,Ltd. as a consideration. The additional interest in SK Planet Co., Ltd is measured at the carrying value of the Company’s investments in SK Marketing & Company Co., Ltd. at the date of transaction.
(*2)	The Company disposed its ownership interests of 27% in SKY Property Mgmt. Ltd., a subsidiary, to SK Innovation Co., Ltd., a related party and reclassified carrying value of the ownership interests of ￦145,656 million to investments in associates as the Company has less than 50% of the ownership interests.

18

8.	Investments in Subsidiaries and Associates, Continued

(3)	Details of investments in associates as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)	March 31, 2013				December 31, 2012
	Number of shares	Ownership percentage (%)	Carrying amount		Carrying amount
SK Marketing & Company Co., Ltd.(*1)	—	—		—	112,531
SK China Company Ltd.(*2)	720,000	9.6		47,830	47,830
SK USA, Inc.	49	49.0		5,498	5,498
HappyNarae Co., Ltd.	680,000	42.5		12,250	12,250
F&U Credit information Co., Ltd.	300,000	50.0		4,482	4,482
Korea IT Fund(*3)	190	63.3		220,957	220,957
Wave City Development Co., Ltd.(*2)	382,000	19.1		1,532	1,532
HanaSK Card Co., Ltd.	57,647,058	49.0		400,000	400,000
Daehan Kanggun BcN Co., Ltd.	1,675,126	29.0		8,340	8,340
NanoEnTek, Inc.(*2)	1,807,130	9.3		11,000	11,000
Health Connect Co., Ltd.	954,000	49.5		9,540	9,540
UNISK (Beijing) Information Technology Co., Ltd.	49	49.0		4,247	4,247
TR Entertainment	—	42.2		7,560	7,560
SK Industrial Development China Co., Ltd.	72,952,360	35.0		83,691	83,691
Packet One Network	1,153,674	27.0		140,139	140,139
SK Technology Innovation Company	9,800	49.0		85,873	85,873
Lightsquared Inc.(*2,4)	3,387,916	3.3		—	—
SK Hynix Inc.	146,100,000	21.1		3,374,725	3,374,725
SK MENA Investment B.V.	—	32.1		14,485	14,485
SK Latin America Investment S.A.	—	32.1		14,243	14,243
Gemini	—	20.0		6,108	6,108
SKY Property Mgmt. Ltd.	12,639	33.0		145,656	—
SK Wyverns Baseball Club Co., Ltd. and others	—	—		35,311	35,311

			￦	4,633,467	4,600,342

(*1)	Increased by ￦190,606 million as the Company acquired 50% shares from SK Innovation Co., Ltd., a related party, during the three-month period ended March 31, 2013, and the entire ownership interests has been provided to SK Planet Co., Ltd. as a consideration for the investment in kind.
(*2)	Classified as an investment in associate because the Company can exercise significant influence over the associate through participation on the associate’s board of directors.
(*3)	Classified as an investment in associate because the Company has less than 50% of the voting rights of the board of directors.
(*4)	Recognized the entire amount as impairment loss as recoverable amount is considered to be zero as of December 31, 2012.

19

8.	Investments in Subsidiaries and Associates, Continued

(4)	The market price of investments in listed subsidiaries as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won, except for share data)
	March 31, 2013				December 31, 2012
	Market value per share (In won)		Number of shares	Market price	Market value per share (In won)	Number of shares	Market price
SK Broadband Co., Ltd.	￦	4,095	149,638,354	612,769	4,665	149,638,354	698,063

9.	Property and Equipment

(1)	Property and equipment as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)	March 31, 2013					December 31, 2012
	Acquisition cost		Accumulated depreciation	Accumulated impairment losses	Carrying amount	Carrying amount
Land	￦	395,962	—	—	395,962	395,968
Buildings		1,004,898	(404,574)	—	600,324	607,973
Structures		687,384	(327,112)	—	360,272	363,364
Machinery		17,520,474	(13,051,663)	(12,531)	4,456,280	4,532,811
Other		1,467,613	(871,165)	—	596,448	579,448
Construction in progress		634,521	—	—	634,521	639,526

	￦	21,710,852	(14,654,514)	(12,531)	7,043,807	7,119,090

(2)	Changes in property and equipment for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2013
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	￦	395,968	—	(6)	—	—	395,962
Buildings		607,973	13	(89)	949	(8,522)	600,324
Structures		363,364	—	(7)	5,646	(8,731)	360,272
Machinery		4,532,811	1,180	(3,995)	287,594	(361,310)	4,456,280
Other		579,448	304,028	(493)	(262,098)	(24,437)	596,448
Construction in progress		639,526	33,900	(235)	(38,670)	—	634,521

	￦	7,119,090	339,121	(4,825)	(6,579)	(403,000)	7,043,807

20

9.	Property and Equipment, Continued

(In millions of won)	For the three-month period ended March 31, 2012
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	￦	409,696	1	—	(270)	—	409,427
Buildings		676,095	258	—	53	(10,100)	666,306
Structures		300,995	8	(1)	131	(8,743)	292,390
Machinery		3,581,275	2,707	(377)	177,255	(304,446)	3,456,414
Other		640,317	405,401	(606)	(347,537)	(22,800)	674,775
Construction in progress		651,791	78,427	—	(203,486)	—	526,732

	￦	6,260,169	486,802	(984)	(373,854)	(346,089)	6,026,044

10.	Goodwill

Goodwill as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013		December 31, 2012
Goodwill related to acquisition of Shinsegi Telecom, Inc.	￦	1,306,236	1,306,236

11.	Intangible Assets

(1)	Intangible assets as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)	March 31, 2013					December 31, 2012
	Acquisition cost		Accumulated depreciation	Accumulated impairment losses	Carrying amount	Carrying amount
Frequency use rights	￦	2,837,385	(1,203,764)	(2,907)	1,630,714	1,693,868
Land use rights		31,193	(22,586)	—	8,607	9,815
Industrial rights		32,512	(22,692)	—	9,820	9,769
Development costs		125,477	(125,067)	—	410	665
Facility usage rights		41,945	(25,581)	—	16,364	16,786
Memberships(*1)		81,039	—	—	81,039	81,518
Other(*2)		1,548,116	(1,181,891)	—	366,225	375,451

	￦	4,697,667	(2,581,581)	(2,907)	2,113,179	2,187,872

(*1)	Memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)	Other intangible assets consist of computer software and usage rights to a research facility which the Company built and donated to a university and the Company in turn is given rights-to-use for a definite number of years.

21

11.	Intangible Assets, Continued

(2)	Details of changes in intangible assets for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)
	For the three-month period ended March 31, 2013
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency use rights	￦	1,693,868	—	—	—	(63,154)	1,630,714
Land use rights		9,815	—	(50)	—	(1,158)	8,607
Industrial rights		9,769	666	—	—	(615)	9,820
Development costs		665	—	—	—	(255)	410
Facility usage rights		16,786	183	(12)	—	(593)	16,364
Memberships		81,518	22	(501)	—	—	81,039
Other		375,451	5,177	—	20,423	(34,826)	366,225

	￦	2,187,872	6,048	(563)	20,423	(100,601)	2,113,179

(In millions of won)
	For the three-month period ended March 31, 2012
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency use rights	￦	1,889,102	16,659	—	—	(43,542)	1,862,219
Land use rights		12,740	—	(80)	—	(1,197)	11,463
Industrial rights		8,328	2,934	—	—	(758)	10,504
Development costs		1,185	—	—	—	(644)	541
Facility usage rights		15,058	131	(38)	—	(558)	14,593
Memberships		80,607	—	(27)	—	—	80,580
Other		357,775	4,225	(1,431)	28,519	(34,023)	355,065

	￦	2,364,795	23,949	(1,576)	28,519	(80,722)	2,334,965

22

11.	Intangible Assets, Continued

(3)	The carrying amount and residual useful lives of frequency usage rights as of March 31, 2013 are as follows:

(In millions of won)
	Amount		Description	Residual useful lives
W-CDMA license	￦	366,023	Frequency use rights relating to W-CDMA service		(*1)
W-CDMA license		61,166	Frequency use rights relating to W-CDMA service		(*2)
800MHz license		334,488	Frequency use rights relating to CDMA and LTE service		(*3)
1.8GHz license		854,924	Frequency use rights relating to LTE service		(*4)
WiBro license		14,113	WiBro service		(*5)

	￦	1,630,714

(*1)	The Company purchased the W-CDMA license from Korea Communication Commission (“KCC”) on December 4, 2001. Amortization of the W-CDMA license commenced once the Company began its commercial W-CDMA services on December 29, 2003 under a straight-line basis over the remaining useful life of the license. The W-COMA license will expire in December 2016.
(*2)	The Company purchased the additional W-CDMA license from KCC in May 2010. Amortization of the additional W-CDMA license commenced once the Company started its related commercial W-CDMA services on October 7, 2010, under a straight-line basis over the remaining useful life of the W-CDMA license. The additional W-COMA license will expire in December 2016.
(*3)	The Company purchased 800MHz license from KCC in June 2011. Amortization of the 800MHz license commenced once the Company started its related commercial CDMA and LTE services on July 1, 2011, under a straight-line basis over the remaining useful life of the 800MHz license. The 800MHz license will expire in June 2021.
(*4)	The Company purchased 1.8GHz license from KCC in December 2011. Amortization of the 1.8GHz license will commence when the Company starts its related commercial LTE services in the second half of year 2012, under a straight-line basis over the remaining useful life of the 1.8GHz license. The 1.8GHz license will expire in December 2021.
(*5)	The Company additionally purchased Wibro license in March 2012. Amortization of this WiBro license commenced when the Company started its commercial WiBro services on March 30, 2012, under a straight line basis over the remaining useful life. This Wibro license will expire in March 2019.

23

12.	Borrowings and Debentures

(1)	Short-term borrowings as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	March 31, 2013		December 31, 2012
Kookmin Bank	3.98	Apr. 4, 2013	￦	40,000	—
	3.98	Jan. 10, 2013		—	100,000
Woori Bank	4.20	Jan. 10, 2013		—	100,000
CP	2.98	Jan. 14, 2013		—	60,000
	3.05	Jan. 25, 2013		—	20,000
	3.10	Jan. 29, 2013		—	50,000

			￦	40,000	330,000

(2)	Long-term borrowings as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	March 31, 2013		December 31, 2012
Bank of Communications (*)	6M Libor + 0.29	Oct. 10, 2013	￦	33,363		32,133
			(USD	30,000)	(USD	30,000)
Bank of China(*)	6M Libor + 0.29	Oct. 10, 2013		22,242		21,422
			(USD	20,000)	(USD	20,000)
DBS Bank(*)	6M Libor + 0.29	Oct. 10, 2013		27,803		26,777
			(USD	25,000)	(USD	25,000)
SMBC(*)	6M Libor + 0.29	Oct. 10, 2013		27,802		26,778
			(USD	25,000)	(USD	25,000)
Kookmin Bank and 13 others	4.48	Feb. 14, 2015		—		350,000

				111,210		457,110
Less present value discount on long-term borrowings				—		(1,667)

				111,210		455,443
Less current portion of bonds				(111,210)		(107,110)

			￦	—		348,333

(*)	As of March 31, 2013, 6M Libor rate is 0.44%.

24

12.	Borrowings and Debentures, Continued

(3)	Debentures as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Japanese Yen, and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	March 31, 2013		December 31, 2012
Unsecured private bonds	Refinancing fund	2016	5.00	￦	200,000		200,000
Unsecured private bonds		2013	4.00		200,000		200,000
Unsecured private bonds		2014	5.00		200,000		200,000
Unsecured private bonds	Other fund	2015	5.00		200,000		200,000
Unsecured private bonds		2018	5.00		200,000		200,000
Unsecured private bonds		2013	6.92		250,000		250,000
Unsecured private bonds		2016	5.54		40,000		40,000
Unsecured private bonds		2016	5.92		230,000		230,000
Unsecured private bonds	Operating fund	2016	3.95		110,000		110,000
Unsecured private bonds		2021	4.22		190,000		190,000
Unsecured private bonds	Operating and refinancing fund	2019	3.24		170,000		170,000
Unsecured private bonds		2022	3.30		140,000		140,000
Unsecured private bonds		2032	3.45		90,000		90,000
Foreign global bonds	Operating fund	2027	6.63	(USD	444,840 400,000)	(USD	428,440 400,000)
Exchangeable bonds (*3,4)	Refinancing fund	2014	1.75	(USD	443,765 332,528)	(USD	405,678 332,528)
Floating rate notes (*1)	Operating fund	2014	3M Libor + 1.60	(USD	278,025 250,000)	(USD	267,775 250,000)
Floating rate notes (*2)		2014	SOR rate + 1.20	(SGD	58,258 65,000)	(SGD	56,906 65,000)
Swiss unsecured private bonds		2017	1.75	(CHF	351,300 300,000)	(CHF	351,930 300,000)
Foreign global bonds		2018	2.13	(USD	778,470 700,000)	(USD	749,770 700,000)
Australian unsecured private bonds		2017	4.75	(AUD	347,427 300,000)		— —
Floating rate notes (*1)		2020	3M Libor + 0.88	(USD	333,630 300,000)		— —

					5,255,715		4,480,499
Less discounts on bonds					(42,744)		(40,392)

					5,212,971		4,440,107
Less current portion of bonds					(448,555)		(447,996)

				￦	4,764,416		3,992,111

25

12.	Borrowings and Debentures, Continued

(*1)	As of March 31, 2013, 3M Libor rate is 0.28%.
(*2)	As of March 31, 2013, SOR rate is 0.20%.
(*3)	As of March 31, 2013, exchangeable bonds are classified as financial liabilities at fair value through profit or loss.
(*4)	On April 7, 2009, the Company issued exchangeable bonds with a maturity of five years in the principal amount of USD 332,528,000 for USD 326,397,463 with a coupon rate of 1.75%. As of March 31, 2013, fair value of the exchangeable bonds is USD 399,033,600. The exchange price could be adjusted and the exchange price is ￦190,006 with the exchange rate of ￦1,383.40 per USD 1.

The Company may redeem the principal amount after 3 years from the issuance date if the market price exceeds 130% of the exchange price during a predetermined period. The exchange right may be exercised during the period from May 18, 2009 to March 24, 2014 and the number of common shares that can be exchanged as of March 31, 2013 is 2,421,077 shares.

Exchange of notes to common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock. If such 49% ownership limitation is violated due to the exercise of exchange rights, the Company will pay the bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its exchange right or the weighted average price for the following five or twenty business days. Unless either previously redeemed or exchanged, the notes are redeemable at 100% of the principal amount at maturity.

In accordance with a resolution of the general shareholder’s meeting on March 22, 2013, the exchange price was changed from ￦197,760 to ￦190,006 and the number of common shares that can be exchanged was changed from 2,326,149 shares to 2,421,077 shares due to the payment of periodic dividends. During the three-month period ended March 31, 2013, no exchange was made.

26

13.	Long-term Payables - other

(1)	As of March 31, 2013 and December 31, 2012, long-term payables consist of payables related to the acquisition of W-CDMA licenses for 2.1GHz, 800MHZ, 1.8GHz and 2.3GHz frequencies as follows (Refer to Note 11):

(In millions of won)
	2.1GHz		800MHz	1.8GHz	2.3GHz	Total
Period of repayment		2012~2014	2013~2015	2012~2021	2014~2016
Coupon rate(*1)		3.58%	3.51%	3.00%	3.00%
Annual effective interest rate(*2)		5.89%	5.69%	5.25%	5.80%
Nominal value at the acquisition date	￦	52,600	208,250	746,250	8,650	1,015,750
Present value discount on long-term payables - other		(3,237)	(11,060)	(66,797)	(641)	(81,735)

Present value of long-term payables - other at the time of acquisition		49,363	197,190	679,453	8,009	934,015

Nominal value at December 31, 2012		35,066	208,250	671,625	8,650	923,591
Present value discount on long-term payables - other		(3,076)	(10,178)	(64,230)	(641)	(78,125)
Current portion of long-term payables - other		(17,533)	(69,417)	(74,625)	—	(161,575)
Accumulated amortization of present value discount at December 31, 2012		2,693	5,955	12,911	155	21,714

Carrying amount as of December 31, 2012		17,150	134,610	545,681	8,164	705,605
Amortization of present value discount		173	966	2,884	52	4,075
Current portion of amortization of present value discount		(161)	(882)	(2,567)	—	(3,610)
Less current portion of long-term payables - other		(17,162)	(66,711)	(64,156)	(2,625)	(150,654)

Carrying amount at March 31, 2013	￦	—	67,983	481,842	5,591	555,416

(*1)	The Company applied an annual interest rate equal to the previous year average lending rate of public funds financing account less 1%.
(*2)	The Company estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term payables - other.

27

13.	Long-term Payables - other, Continued

(2)	The repayment schedule of long-term payables - other as of March 31, 2013 is as follows:

(In millions of won)	Amount
2014	￦	164,458
2015		146,925
2016		77,508
2017 and thereafter		373,125

	￦	762,016

14.	Provisions

Change in provisions for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)	For the three-month period ended March 31, 2013						As of Mar. 31, 2013
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non-current
Provision for handset subsidy	￦	353,383	1,486	(111,816)	—	243,053	199,990	43,063
Provision for restoration		32,791	898	(108)	(28)	33,553	7,950	25,603

	￦	386,174	2,384	(111,924)	(28)	276,606	207,940	68,666

(In millions of won)	For the three-month period ended March 31, 2012					As of Mar. 31, 2012
	Beginning balance		Increase	Utilization	Ending balance	Current	Non-current
Provision for handset subsidy	￦	762,238	169,931	(195,806)	736,363	627,946	108,417
Provision for restoration		28,623	2,606	(66)	31,163	4,267	26,896

	￦	790,861	172,537	(195,872)	767,526	632,213	135,313

The Company recognizes a provision for handset subsidies given to the subscribers who purchase handsets on an installment basis.

28

15.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013		December 31, 2012
Present value of defined benefit obligations	￦	139,475	133,098
Fair value of plan assets		(97,482)	(98,147)

	￦	41,993	34,951

(2)	Principal actuarial assumptions as of March 31, 2013 and December 31, 2012 are as follows:

	March 31, 2013	December 31, 2012
Discount rate for defined benefit obligations	3.56%	3.56%
Expected rate of salary increase	5.20%	5.20%

Discount rate for defined benefit obligation is determined based on the Company’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Company’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement.

(3)	Changes in defined benefit obligations for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2013		March 31, 2012
Beginning balance	￦	133,098	95,359
Current service cost		8,282	7,220
Interest cost		1,136	1,044
Remeasurement:
- Adjustment based on experience		3,940	6,458
Benefit paid		(8,003)	(9,530)
Others(*)		1,022	395

Ending balance	￦	139,475	100,946

(*)	Others for the year ended March 31, 2013 include transfer to construction in progress and liabilities succeeded in relation to transfer of an executive from affiliates.

29

15.	Defined Benefit Liabilities, Continued

(4)	Changes in plan assets for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2013		March 31, 2012
Beginning balance	￦	98,147	68,619
Interest income		831	618
Remeasurement of plan assets		842	239
Contribution to the plan		(2,338)	(1,184)

Ending balance	￦	97,482	68,292

(5)	Expenses recognized in profit and loss and capitalized into construction-in-progress for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2013		March 31, 2012
Current service cost	￦	8,282	7,220
Net interest cost		305	426

	￦	8,587	7,646

The above costs are recognized in labor cost, research and development, or capitalized into construction-in-progress.

(6)	Details of plan assets as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013		December 31, 2012
Equity instruments	￦	122	55
Debt instruments		30,335	24,199
Short-term financial instruments, etc.		67,025	73,893

	￦	97,482	98,147

Actual return on plan assets for the three-month periods ended March 31, 2013 and 2012 amounted to ￦1,673 million and ￦857 million, respectively.

30

16.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting

The Company has entered into a floating-to-fixed cross currency interest rate swap contract with Credit Agricole Corporate & Investment Bank to hedge the foreign currency risk and the interest rate risk of U.S. dollar denominated long-term borrowings with face amounts totaling USD 100,000,000 borrowed on October 10, 2006. As of March 31, 2013, in connection with unsettled cross currency interest rate swap contract, an accumulated loss on valuation of derivatives amounting to ￦2,802 million (net of tax effect totaling ￦394 million and foreign currency translation loss arising from U.S. dollar denominated long-term borrowings totaling ￦16,410 million) is accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with Morgan Stanley and five other banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling USD 400,000,000 at annual fixed interest rate of 6.63% issued on July 20, 2007. As of March 31, 2013, in connection with unsettled cross currency swap contract to which cash flow hedge accounting is applied since May 12, 2010, an accumulated loss on valuation of derivatives amounting to ￦37,356 million (net of tax effect totaling ￦11,926 million and foreign currency translation gain arising from unguaranteed U.S. dollar denominated bonds totaling ￦12,483 million) is accounted for as accumulated other comprehensive loss. In connection with the cross currency swap contract, a gain on valuation of the currency swap contract which was incurred before application of hedge accounting, amounting to ￦129,806 million was recognized in profit or loss.

In addition, the Company has entered into a floating-to-fixed cross currency interest rate swap contract with United Overseas Bank to hedge the foreign currency risk and the interest rate risk of its Singapore dollar denominated bonds with face amounts totaling SGD 65,000,000 issued on December 15, 2011. As of March 31, 2013, in connection with the unsettled cross currency interest rate swap contract, an accumulated loss on valuation of derivatives amounting to ￦173 million (net of tax effect totaling ￦55 million and foreign currency translation loss arising from unguaranteed Singapore dollar denominated bonds totaling ￦791 million) is accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a floating-to-fixed cross currency interest rate swap contract with DBS Bank and Citi Bank to hedge the foreign currency risk and the interest rate risk of its unguaranteed U.S. dollar denominated bonds with face amounts totaling USD 250,000,000 issued on December 15, 2011. As of March 31, 2013, in connection with the unsettled cross currency interest rate swap contract, an accumulated gain on valuation of derivatives amounting to ￦5,767 million (net of tax effect totaling ￦1,841 million and foreign currency translation gain arising from unguaranteed U.S. dollar denominated bonds totaling ￦11,490 million) is accounted for as other comprehensive income.

In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with Citi Bank and five other banks to hedge the foreign currency risk of its Swiss Franc denominated bonds with face amounts totaling CHF 300,000,000 issued on June 12, 2012. As of March 31, 2013, in connection with the unsettled cross currency swap contract, an accumulated loss on valuation of derivatives amounting to ￦8,912 million (net of tax effect totaling ￦2,845 million and foreign currency translation gain arising from unguaranteed Swiss Franc denominated bonds totaling ￦12,176 million) is accounted for as accumulated other comprehensive loss.

31

16.	Derivative Instruments, Continued

In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with Barclays and nine other banks to hedge the foreign currency risk of unguaranteed U.S. dollar denominated bonds with face amounts totaling USD 700,000,000 issued on November 1, 2012. As of March 31, 2013, in connection with the unsettled cross currency swap contract, an accumulated loss on valuation of derivatives amounting to ￦12,029 million (net of tax effect totaling ￦3,840 million and foreign currency translation loss arising from unguaranteed U.S. dollar denominated bonds totaling ￦14,883 million) is accounted for as accumulated other comprehensive loss.

In addition, the Company has entered into a fixed-to-fixed cross currency swap contract with BNP Paribas and three other banks to hedge the foreign currency risk of unguaranteed Australian dollar denominated bonds with face amounts totaling AUD 300,000,000 issued on January 17, 2013. As of March 31, 2013, in connection with the unsettled cross currency swap contract, an accumulated gain on valuation of derivatives amounting to ￦307 million (net of tax effect totaling ￦98 million and foreign currency translation loss arising from unguaranteed Australian dollar denominated bonds totaling ￦11,703 million) is accounted for as accumulated other comprehensive income.

In addition, the Company has entered into a floating-to-fixed cross currency interest rate swap contract with DBS bank to hedge the foreign currency risk of unguaranteed U.S dollar denominated bonds with face amounts totaling USD 300,000,000 issued on March 7, 2013. As of March 31, 2013, in connection with the unsettled cross currency interest rate swap contract, an accumulated loss on valuation of derivatives amounting to ￦4,077 million (net of tax effect totaling ￦1,302 million and foreign currency translation loss arising from unguaranteed U.S dollar denominated bonds totaling ￦8,506 million) is accounted for as accumulated other comprehensive loss.

(2)	As of March 31, 2013, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

(In millions of won, thousands of U.S. dollars, Singapore dollars, Australian dollars, and Swiss franc)					Fair value
	Hedged item	Amount		Duration of Contract	Designated as Cash Flow Hedge
Current assets:
Floating-to-fixed cross currency swap	U.S. dollar denominated long-term borrowings	USD	100,000	Oct. 10, 2006 ~ Oct. 10, 2013	￦	13,214
Non-current assets:
Fixed-to-fixed cross currency swap	U.S. dollar denominated bonds	USD	400,000	Jul. 20, 2007 ~ Jul. 20, 2027		68,040
Floating-to-fixed cross currency swap	Singapore dollar denominated bonds	SGD	65,000	Dec. 15, 2011 ~ Dec. 12, 2014		562
Fixed-to-fixed cross currency swap	Australian dollar denominated bonds	AUD	300,000	Jan. 17, 2013 ~ Nov. 17, 2017		12,107
Floating-to-fixed cross currency swap	U.S. dollar denominated bonds	USD	300,000	Mar. 7, 2013 ~ Mar. 7, 2020		3,127

Total assets					￦	97,050

Non-current liabilities:
Floating-to-fixed cross currency swap	U.S. dollar denominated bonds	USD	250,000	Dec. 15, 2011 ~ Dec. 12, 2014	￦	3,882
Fixed-to-fixed cross currency swap	Swiss Franc denominated bonds	CHF	300,000	Jun. 12, 2012 ~ Jun. 12, 2017		23,933
Fixed -to-fixed cross currency swap	U.S. dollar denominated bonds	USD	700,000	Nov. 1, 2012 ~ May. 1, 2018		987

Total liabilities					￦	28,802

32

17.	Share Capital and Capital Surplus (Deficit) and Other Capital Adjustments

The Company’s outstanding share capital consists entirely of common stock with a par value of ￦500. The number of authorized, issued and outstanding common shares and capital surplus (deficit) and other capital adjustments as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won, except for share data)
	March 31, 2013		December 31, 2012
Authorized shares		220,000,000	220,000,000
Issued shares(*1)		80,745,711	80,745,711
Share capital
Common stock	￦	44,639	44,639
Capital surplus (deficit) and other capital adjustments:
Paid-in surplus		2,915,887	2,915,887
Treasury stock		(2,410,451)	(2,410,451)
Loss on disposal of treasury stock		(18,855)	(18,855)
Others(*2)		(722,741)	(722,741)

	￦	(236,160)	(236,160)

(*1)	During the years ended December 31, 2003, 2006 and 2009, the Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Company’s outstanding shares have decreased without change in the share capital.
(*2)	Others represent the difference between net assets and considerations paid in relation to the transfer of Imagine business from SK Planet Co., Ltd., a subsidiary.

There were no changes in share capital for the three-month period ended March 31, 2013 and the year ended December 31, 2012.

18.	Treasury Stock

Through 2009, the Company acquired 8,400,712 shares of treasury stock in the open market for ￦1,992,083 million to provide stock dividends, issue new stocks, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and to stabilize its stock prices when needed.

In addition, the Company acquired 1,250,000 shares of treasury stock for ￦210,356 million from July 26, 2010 to October 20, 2010 and 1,400,000 shares of treasury stock for ￦208,012 million from July 21, 2011 to September 28, 2011, in accordance with the resolution of the Board of Directors on July 22, 2010 and July 19, 2011, respectively.

As a result of these treasury stock transactions, as of March 31, 2013 and December 31, 2012, the Company has 11,050,712 shares of treasury stock at ￦2,410,451 million.

33

19.	Retained Earnings

(1)	Retained earnings as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013		December 31, 2012
Appropriated:	￦
Legal reserve		22,320	22,320
Reserve for research & manpower development		155,766	220,000
Reserve for business expansion		9,376,138	9,106,138
Reserve for technology development		2,271,300	1,901,300

		11,825,524	11,249,758
Unappropriated		302,848	1,164,223

	￦	12,128,372	12,413,981

(2)	Legal reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

(3)	Reserve for research & manpower development

The reserve for research and manpower development was appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

34

20.	Reserves

(1)	Details of reserves, net of taxes, as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013		December 31, 2012
Unrealized fair value of available-for-sale financial assets	￦	187,094	206,414
Unrealized fair value of derivatives		(59,277)	(51,826)

	￦	127,817	154,588

(2)	Changes in reserves for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)	For the three-month period ended March 31, 2013
	Net change in unrealized fair value of available-for-sale financial assets		Net change in unrealized fair value of derivatives	Total
Balance at January 1, 2013		206,414	(51,826)	154,588
Changes		(25,488)	(9,829)	(35,317)
Tax effect		6,168	2,378	8,546

Balance at March 31, 2013	￦	187,094	(59,277)	127,817

(In millions of won)	For the three-month period ended March 31, 2012
	Net change in unrealized fair value of available-for-sale financial assets		Net change in unrealized fair value of derivatives	Total
Balance at January 1, 2012	￦	352,616	(32,122)	320,494
Changes		(15,433)	(18,896)	(34,329)
Tax effect		3,735	4,572	8,307

Balance at March 31, 2012		340,918	(46,446)	294,472

35

21.	Other Operating Expenses

Details of other operating expenses for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2013		March 31, 2012

Other Operating Expenses:
Communication expenses	￦	12,737	16,171
Utilities		39,590	32,000
Taxes and dues		4,307	27,410
Repair		38,052	39,237
Research and development		52,699	43,745
Training		4,602	4,759
Bad debt for accounts receivables - trade		5,175	290
Reversal of allowance for doubtful accounts		—	(4,301)
Other		8,898	11,200

	￦	166,060	170,511

22.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2013		March 31, 2012

Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	￦	348	231
Others		6,625	4,475

	￦	6,973	4,706

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	￦	4,540	762
Donations		11,863	12,270
Bad debt for accounts receivable - other		10,352	15,959
Others		3,816	678

	￦	30,571	29,669

36

23.	Finance Income and Costs

(1)	Details of finance income and costs for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2013		March 31, 2012

Finance Income:
Interest income	￦	8,432	20,991
Dividends		12,577	25,167
Gain on foreign currency transactions		2,130	1,150
Gain on foreign currency translation		592	43
Gain on valuation of financial assets at fair value through profit or loss		938	—
Gain on disposal of long-term investment securities		922	470
Gain on settlement of derivatives		2,274	4,292

	￦	27,865	52,113

(In millions of won)	For the three-month period ended
	March 31, 2013		March 31, 2012
Finance Costs:
Interest expense	￦	73,551	71,002
Loss on foreign currency transactions		2,581	1,375
Loss on foreign currency translation		1,111	110
Loss on disposal of long-term investment securities		72	7,505
Loss on valuation of financial assets at fair value through profit or loss		—	640
Loss on valuation of financial liabilities at fair value through profit or loss		38,087	3,733

	￦	115,402	84,365

(2)	Details of interest income included in finance income for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2013		March 31, 2012
Interest income on cash equivalents and deposits	￦	4,880	12,425
Interest income on installment receivables and others		3,552	8,566

	￦	8,432	20,991

37

23.	Finance Income and Costs, Continued

(3)	Details of interest expense included in finance costs for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2013		March 31, 2012
Interest expense on bank overdrafts and borrowings	￦	12,182	3,465
Interest expense on debentures		50,587	40,902
Others		10,782	26,635

	￦	73,551	71,002

(4)	Details of impairment losses for financial assets for the three-month periods ended March 31, 2013 and 2012 are as follows.

(In millions of won)	For the three-month period ended
	March 31, 2013		March 31, 2012
Bad debt for accounts receivable - trade	￦	5,175	290
Bad debt for accounts receivable - other		10,352	15,959

	￦	15,527	16,249

24.	Income Tax Expense

Income tax expense was recognized as current tax expense adjusted to changes in estimates related to prior periods, deferred tax expenses by origination and reversal of temporary differences, and income tax recognized in other comprehensive income.

25.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three-month periods ended March 31, 2013 and 2012 are calculated as follows:

(In millions of won, shares)	For the three-month period ended
	March 31, 2013		March 31, 2012
Profit for the period	￦	302,177	344,972
Weighted average number of common shares outstanding		69,694,999	69,694,999

Basic earnings per share (In won)	￦	4,336	4,950

2)	The weighted average number of common shares outstanding for the three-month periods ended March 31, 2013 and 2012 are calculated as follows:

	Number of shares	Weighted number of days	Weighted number of shares
Outstanding common shares at January 1, 2013	80,745,711	90/90	80,745,711
Effect of treasury stock	(11,050,712)	90/90	(11,050,712)

Number of shares at March 31, 2013	69,694,999		69,694,999

38

25.	Earnings per Share, Continued

	Number of shares	Weighted number of days	Weighted number of shares
Outstanding common shares at January 1, 2012	80,745,711	91/91	80,745,711
Effect of treasury stock	(11,050,712)	91/91	(11,050,712)

Number of shares at March 31, 2012	69,694,999		69,694,999

(2)	Diluted earnings per share

1)	Diluted earnings per share for the three-month periods ended March 31, 2013 and 2012 are calculated as follows:

(In millions of won, shares)	For the three-month period ended
	March 31, 2013(*)		March 31, 2012
Diluted profit for the period	￦	302,177	349,034
Diluted weighted average number of common shares outstanding		69,694,999	72,003,405

Diluted earnings per share (In won)	￦	4,336	4,847

(*)	The number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds is excluded from the diluted earnings per share calculation for the three-month period ended March 31, 2013 as the effect of exchangeable bond is nil (diluted shares of 2,421,077); thus, diluted earnings per share for the three-month period ended March 31, 2013 is the same as basic earnings per share.

2)	Diluted profit for the three-month periods ended March 31, 2013 and 2012 are calculated as follows:

(In millions of won)	For the three-month period ended
	March 31, 2013		March 31, 2012
Profit for the period	￦	302,177	344,972
Effect of exchangeable bonds		—	4,062

Diluted profit for the period	￦	302,177	349,034

3)	Adjusted weighted average number of common shares outstanding for the three-month periods ended March 31, 2013 and 2012 are calculated as follows:

(In shares)	For the three-month period ended
	March 31, 2013	March 31, 2012
Weighted average number of common shares outstanding	69,694,999	69,694,999
Effect of exchangeable bonds(*)	—	2,308,406

Adjusted weighted average number of common shares outstanding	69,694,999	72,003,405

(*)	Effect of exchangeable bonds represents weighted average number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds, which could be exchanged to treasury stock.

39

26.	Categories of Financial Instruments

(1)	Financial assets by categories as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	465,783	—	465,783
Financial instruments		—	—	135,569	—	135,569
Short-term investment securities		—	76,504	—	—	76,504
Long-term investment securities(*1)		16,294	684,088	—	—	700,382
Accounts receivable - trade		—	—	1,416,415	—	1,416,415
Loans and other receivables(*2)		—	—	731,428	—	731,428
Derivative financial assets		—	—	—	97,050	97,050

	￦	16,294	760,592	2,749,195	97,050	3,623,131

(In millions of won)
	December 31, 2012
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	256,577	—	256,577
Financial instruments		—	—	179,369	—	179,369
Short-term investment securities		—	56,401	—	—	56,401
Long-term investment securities(*1)		15,356	718,537	—	—	733,893
Accounts receivable - trade		—	—	1,407,206	—	1,407,206
Loans and other receivables(*2)		—	—	661,689	—	661,689
Derivative financial assets		—	—	—	61,959	61,959

	￦	15,356	774,938	2,504,841	61,959	3,357,094

(*1)	Long-term investment securities of which the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured, were designated as financial assets at fair value through profit or loss.

40

26.	Categories of Financial Instruments, Continued

(*2)	Details of loans and other receivables as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013		December 31, 2012
Short-term loans	￦	84,714	75,449
Accounts receivable - other		454,931	383,048
Accrued income		5,375	4,147
Long-term loans		43,273	49,672
Guarantee deposits		143,135	149,373

	￦	731,428	661,689

(2)	Financial liabilities by categories as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Derivative financial liabilities	￦	—	—	28,802	28,802
Borrowings		—	151,210	—	151,210
Debentures (*1)		443,765	4,769,206	—	5,212,971
Accounts payable - other and others (*2)		—	3,403,544	—	3,403,544

	￦	443,765	8,323,960	28,802	8,796,527

(In millions of won)
	December 31, 2012
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Derivative financial liabilities	￦	—	—	63,599	63,599
Borrowings		—	785,443	—	785,443
Debentures(*1)		405,678	4,034,429	—	4,440,107
Accounts payable - other and others(*2)		—	3,073,290	—	3,073,290

	￦	405,678	7,893,162	63,599	8,362,439

(*1)	Debentures of which the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured, were designated as financial liabilities at fair value through profit or loss.

41

26.	Categories of Financial Instruments, Continued

(*2)	Details of accounts payable and other payables as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013		December 31, 2012
Accounts payable - other	￦	1,932,347	1,509,456
Withholdings		6	18
Accrued expenses		663,396	600,101
Current portion of long-term payables - other		150,654	157,965
Long-term payables - other		555,416	705,605
Other non-current liabilities		101,725	100,145

	￦	3,403,544	3,073,290

27.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1) Market risk

(i) Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Company manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions. Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

42

27.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

Monetary foreign currency assets and liabilities as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)
	Assets		Liabilities
	Foreign currencies	Korean won equivalent	Foreign currencies	Korean won equivalent
USD	21,107	23,473	2,098,650	2,333,908
EUR	37,062	52,822	14,879	21,205
JPY	98,757	1,165	—	—
CHF	—	—	298,236	349,234
SGD	—	—	64,663	57,956
AUD	—	—	297,700	344,764
Others	81	78	70	115

		77,538		3,107,182

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to Note 16)

As of March 31, 2013, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	(38,386)	38,386
EUR		3,162	(3,162)
JPY		116	(116)
Others		(4)	4

	￦	(35,112)	35,112

(ii) Equity price risk

The Company has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of March 31, 2013, available-for-sale equity instruments measured at fair value amounts to ￦696,754 million.

(iii) Interest rate risk

Since the Company’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Company’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Company still has interest rate risk arising from borrowings and debentures.

Accordingly, the Company performs various analysis of interest rate risk, which includes refinancing, renewal, alternative financing and hedging instrument option, to reduce interest rate risk and to optimize its financing.

43

27.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

The Company’s interest rate risk arises from floating-rate borrowings and payables. As of March 31, 2013, floating-rate debentures and borrowings amount to ￦669,913 million and ￦111,210 million, respectively, and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and debentures (Refer to Note 16). If interest rate only increases (decreases) by 1%, income before income taxes for the year ended March 31, 2013 would not have been changed due to the interest expense from floating-rate borrowings and debentures.

2) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. The maximum credit exposure as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013		December 31, 2012
Cash and cash equivalents	￦	465,783	256,577
Financial instruments		135,569	179,369
Available-for-sale financial assets		760,592	774,938
Accounts receivable - trade		1,416,415	1,407,206
Loans and receivables		731,428	661,689
Derivative financial assets		97,050	61,959
Financial assets at fair value through profit or loss		16,294	15,356

	￦	3,623,131	3,357,094

To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Company establishes credit limits for each customer or counterparty.

For the three-month period ended March 31, 2013, the Company has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Company believes that the possibility of default is remote. Also, the Company’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivates. To minimize such risk, the Company has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Company is the carrying amount of financial assets as of March 31, 2013.

In addition, the aging of trade and other receivables that are overdue at the end of the reporting period but not impaired is stated in Note 5 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in Note 23.

44

27.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3) Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash equivalents balance and have enough liquidity through various committed credit lines. The Company maintains flexibly enough liquidity under credit lines through active operating activities.

Contractual maturities of financial liabilities as of March 31, 2013 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Derivative financial liabilities	￦	28,802	26,944	17,985	38,817	(29,858)
Borrowings		151,210	152,425	152,425	—	—
Debentures (*1)		5,212,971	6,354,294	636,784	3,170,217	2,547,293
Accounts payable - other and others (*2)		3,403,544	3,512,523	2,747,910	527,317	237,296

	￦	8,796,527	10,046,186	3,555,104	3,736,351	2,754,731

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1)	Includes estimated interest to be paid and excludes discounts on bonds.
(*2)	Excludes discounts on accounts payable-other and others.

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Company is the same as that of the Company as of and for the year ended December 31, 2012.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total debt divided by total equity; the total debt and equity is extracted from the financial statements.

Debt-equity ratio as of March 31, 2013 and December 31, 2012 are as follows:

(In millions of won)
	March 31, 2013		December 31, 2012
Liability	￦	10,326,873	9,872,454
Equity		12,064,668	12,377,048

Debt-equity ratio		85.60%	79.76%

45

27.	Financial Risk Management, Continued

(3)	Fair value

Fair value of the financial instruments that are traded in an active market is measured based on the quoted market price at the end of the reporting date. Disclosed market price of the financial assets held by the Company is the bid price.

Fair value of the financial instruments that are not traded in an active market is determined using the valuation method. The Company uses the various valuation methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. Fair value of financial instruments such as long-term liabilities is measured using the various methods including estimated discounted cash flow method.

Fair values of accounts receivable - trade, and accounts payable - trade are considered to be carrying amount less impairment and fair value of financial liabilities for the disclosure purpose is estimated by discounting contractual future cash flows using the current market interest rate used for the similar financial instruments by the Company.

Interest rates used by the Company for the fair value measurement as of March 31, 2013 are as follows:

Interest rate
Derivative instruments	2.55~4.26%
Borrowings and Debentures	2.82%

1) Fair value and carrying amount

Carrying amount and fair value of financial assets and liabilities are as follows:

(In millions of won)
	March 31, 2013			December 31, 2012
	Carrying amount		Fair value	Carrying amount	Fair value
Assets carried at fair value
Financial assets at fair value through profit or loss	￦	16,294	16,294	15,356	15,356
Derivative financial assets		97,050	97,050	61,959	61,959
Available-for-sale financial assets		696,754	696,754	730,754	730,754

	￦	810,098	810,098	808,069	808,069

Assets carried at amortized cost
Cash and cash equivalents	￦	465,783	465,783	256,577	256,577
Available-for-sale financial assets		63,838	63,838	44,184	44,184
Accounts receivable - trade and others		2,147,843	2,147,843	2,068,895	2,068,895
Financial instruments		135,569	135,569	179,369	179,369

	￦	2,813,033	2,813,033	2,549,025	2,549,025

46

27.	Financial Risk Management, Continued

(3)	Fair value, Continued

(In millions of won)
	March 31, 2013			December 31, 2012
	Carrying amount		Fair value	Carrying amount	Fair value
Liabilities carried at fair value
Financial liabilities at fair value through profit or loss	￦	443,765	443,765	405,678	405,678
Derivative financial liabilities		28,802	28,802	63,599	63,599

	￦	472,567	472,567	469,277	469,277

Liabilities carried at amortized cost
Borrowings	￦	151,210	151,480	785,443	798,908
Debentures		4,769,206	5,097,674	4,034,429	4,224,907
Accounts payable - other and others		3,403,544	3,403,544	3,073,290	3,073,290

	￦	8,323,960	8,652,698	7,893,162	8,097,105

2) Fair value hierarchy

The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The table below analyzes financial instruments carried at fair value, by fair value hierarchy as of March 31, 2013.

(In millions of won)
	Level 1		Level 2	Level 3	Total
Financial assets at fair value through profit or loss	￦	—	16,294	—	16,294
Derivative financial assets		—	97,050	—	97,050
Available-for-sale financial assets		560,957	46,262	89,535	696,754
Financial liabilities at fair value through profit or loss		443,765	—	—	443,765
Derivative financial liabilities		—	28,802	—	28,802

There have been no transfers from Level 2 to Level 1 in March 31, 2013 and changes of financial assets classified as Level 3 for the three-month period ended March 31, 2013 are as follows:

(In millions of won)
	Balance at Jan. 1		Other comprehensive loss	Disposal	Balance at Mar. 31
Available-for-sale financial assets	￦	100,566	(2,519)	(8,512)	89,535

47

28.	Transactions with Related Parties

(1)	As of March 31, 2013, the parent company and subsidiaries of the Company are as follows:

Type	Company	Ownership percentage (%)		Types of business

Ultimate Controlling Entity(*1)	SK Holdings Co., Ltd.	25.2	(*2)	Holding company

Subsidiaries	SK Telink Co., Ltd.	83.5		Telecommunication service
	M&Service Co., Ltd.(*3,4)	100.0		Data base and internet website service
	SK Communications Co., Ltd.	64.6	(*4)	Internet website services
	PAXNet Co., Ltd.(*5)	—		Internet website services
	Loen Entertainment, Inc.	67.6	(*4)	Release of music disc
	Stonebridge Cinema Fund	57.0		Investment association
	Commerce Planet Co., Ltd.	100.0	(*4)	Online shopping mall operation agency
	SK Broadband Co., Ltd.	50.6		Telecommunication services
	Broadband Media Co., Ltd.(*6)	—		Multimedia TV portal service
	K-net Culture and Contents Venture Fund	59.0	(*4)	Investment association
	Fitech Focus Limited Partnership II	66.7	(*4)	Investment association
	Open Innovation Fund	98.9	(*4)	Investment association
	PS&Marketing Corporation	100.0		Communications device retail business
	Service Ace Co., Ltd.	100.0		Customer center management service
	Service Top Co., Ltd.	100.0		Customer center management service
	Network O&S Co., Ltd.	100.0		Base station maintenance service
	BNCP Co., Ltd.	100.0	(*4)	Internet website services
	SK Planet Co., Ltd.	100.0		Telecommunication services
	Madsmart, Inc.	100.0	(*4)	Application software production
	SK Telecom China Holdings Co., Ltd.	100.0		Investment association
	SKY Property Mgmt. Ltd.(*5)	—		Investment association
	Shenzhen E-eye High Tech Co., Ltd.	65.5	(*4)	Manufacturing
	SK Global Healthcare Business Group., Ltd.	100.0		Investment
	SK China Real Estate Co., Ltd.(*5)	—		Investment association
	SK Planet Japan	100.0	(*4)	Digital contents sourcing service
	SKT Vietnam PTE. Ltd.	73.3		Telecommunication service
	SK Planet Global PTE. Ltd.	100.0	(*4)	Digital contents sourcing service
	SKT Americas, Inc.	100.0		Information gathering and consulting
	SKP America LLC.	100.0	(*4)	Digital contents sourcing service
	YTK Investment Ltd.	100.0		Investment association
	Atlas Investment	100.0		Investment association
	Technology Innovation Partners, L.P.	100.0	(*4)	Investment association
	SK Telecom China Fund I L.P.	100.0	(*4)	Investment association

48

28.	Transactions with Related Parties, Continued

(*1)	SK Holdings Co., Ltd. is the Ultimate Controlling Entity because of its de facto control over the Company.
(*2)	The ownership percentage represents parent company’s ownership over the Company.
(*3)	Newly included as subsidiaries during the three-month period ended March 31, 2013.
(*4)	The ownership percentage represents subsidiaries’ ownership over their subsidiaries, in which the Company has no direct investment.
(*5)	Excluded as the ownership interests have been disposed for the three-month period ended March 31, 2013.
(*6)	Merged into SK Broadband Co., Ltd. for the three-month period ended March 31, 2013.

(2)	Transactions

(In millions of won)	Operating revenue and others			Operating expense and others
	Three-month period ended March 31, 2013		Three-month period ended March 31, 2012	Three-month period ended March 31, 2013	Three-month period ended March 31, 2012
Parent Company	￦	195	99	177,939	6,230
Subsidiaries		40,759	60,122	486,035	386,300
Associates		3,399	50,018	17,077	127,320
Others		18,717	10,040	137,390	264,508

	￦	63,070	120,279	818,441	784,358

Operating revenue include commission received in relation to the interconnection charges and satellite lease. Operating expense include commission paid in relation to the service provided by related parties.

(3)	Account balances

(In millions of won)	Accounts receivable and others			Accounts payable and others
	March 31, 2013		December 31, 2012	March 31, 2013	December 31, 2012
Parent Company	￦	185	222	171,261	—
Subsidiaries		19,107	17,329	197,757	385,818
Associates		63,717	63,606	5,776	73,637
Others		9,722	15,122	94,209	189,659

	￦	92,731	96,279	469,003	649,114

49

28.	Transactions with Related Parties, Continued

(4)	Compensation for the key management

The Company considers registered directors who have substantial role and responsibility in planning, operating, and controlling of the business as key management. Compensations given to key management for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2013		March 31, 2012
Salaries	￦	1,253	7,991
Provision for retirement benefits		721	565

	￦	1,974	8,556

29.	Commitments and Contingencies

As of March 31, 2013, the Company has participated in “Tactical Airship” program of the Defense Acquisition Program Administration with Joint Defense Corporation. For an advance receipt amounting to USD 3,897,196 which Joint Defense Corporation received from the Defense Acquisition Program Administration, the Company provides payment guarantees to the Defense Acquisition Program Administration.

30.	Sale and Leaseback

For the year ended December 31, 2012, the Company disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. This sale and leaseback transaction is considered as an operating lease.

For the three-month period ended March 31, 2013, the Company recognized lease payment of ￦4,144 million relating to the above operating lease agreement and lease revenue of ￦2,116 million through a sublease agreement. Future lease payments and lease revenue from the above operating lease agreement and sublease agreement are as follows:

(In millions of won)	Lease payments		Lease revenue
Less than 1 year	￦	16,698	8,462
1~5 years		71,089	33,196
More than 5 years		79,674	27,791

	￦	167,461	69,449

50

31.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2013		March 31, 2012
Interest income	￦	(8,432)	(20,991)
Dividends		(12,577)	(25,167)
Gain on foreign currency translation		(592)	(43)
Gain on valuation of financial assets at fair value through profit or loss		(938)	—
Gain on disposal of long-term investment securities		(922)	(470)
Gain on settlement of derivatives		(2,274)	(4,292)
Gain on disposal of investments in subsidiaries and associates		(71,200)	(80,483)
Gain on disposal of property and equipment and intangible assets		(348)	(231)
Reversal of allowance for doubtful accounts		—	(4,301)
Other income		(1,067)	(2,131)
Interest expenses		73,551	71,002
Loss on foreign currency translation		1,111	110
Loss on disposal of long-term investment securities		72	7,505
Loss on valuation of financial assets at fair value through profit or loss		—	640
Loss on valuation of financial liabilities at fair value through profit or loss		38,087	3,733
Impairment loss on investment in associates		—	72,096
Income tax expense		77,999	88,865
Provision for retirement benefits		8,587	7,646
Depreciation and amortization		503,601	427,136
Bad debt for accounts receivable - trade		5,175	290
Loss on disposal of property and equipment and intangible assets		4,539	762
Bad debt for accounts receivable - other		10,352	15,959
Other expenses		763	—

	￦	625,487	557,635

51

31.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2013		March 31, 2012
Accounts receivable - trade	￦	(15,094)	(1,727)
Accounts receivable - other		(61,923)	250,337
Advance payments		(36,050)	(9,574)
Prepaid expenses		8,372	12,268
Inventories		5,512	5,158
Long-term accounts receivables - other		—	2,556
Guarantee deposits		7,859	14,247
Accounts payable - other		(43,838)	(227,014)
Advanced receipts		2,355	(709)
Withholdings		107,316	108,020
Deposits received		1,295	(1,637)
Accrued expenses		71,194	116,378
Unearned revenue		(21,633)	(24,915)
Provisions		(79,988)	(28,651)
Long-term provisions		(30,059)	5,037
Plan assets		2,338	1,184
Retirement benefit payment		(8,003)	(9,530)
Others		296	(1)

	￦	(90,051)	211,427

(3)	Significant non-cash transactions for the three-month periods ended March 31, 2013 and 2012 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2013		March 31, 2012
Transfer of other property and equipment to construction in progress	￦	264,163	367,293
Transfer of construction in progress to property and equipment		316,508	570,779
Accounts payable - other related to acquisition of tangible assets and others		(120,318)	8,010

32.	Subsequent Events

On April 23, 2013, the Company issued bonds of ￦230,000 million with fixed interest rate of 3.03% and ￦130,000 million with fixed interest rate of 3.22%. Maturities of those bonds are April 23, 2023 and April 23, 2033, respectively.

52

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By:	/s/ Soo Cheol Hwang
(Signature)

Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: June 14, 2013